SMART ONLINE, INC.

4505 Emperor Boulevard
Suite 320
Durham, North Carolina 27703

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD JUNE 16, 2009

You are cordially invited to attend the Annual Meeting of Stockholders of Smart Online, Inc., which will be held on Tuesday, June 16, 2009, at 9:00 a.m. local time, in the Board Room at the offices of the corporation at 4505 Emperor Boulevard, Suite 320, Durham, North Carolina 27703, to consider and vote upon the election of five directors and to transact such other business as may be properly brought before the meeting.

Stockholders of record at the close of business on April 20, 2009 are entitled to notice of and to vote at the annual meeting and any and all adjournments or postponements thereof.

By Order of the Board of Directors

/s/ Timothy L. Krist

Timothy L. Krist
Secretary

Durham, North Carolina
April 30, 2009

IMPORTANT: Whether or not you plan to attend the meeting in person, please submit voting instructions for your shares promptly using the directions on your proxy card to vote by one of the following methods: (1) over the Internet, by accessing the website address printed on your proxy card; or (2) by marking, dating, and signing your proxy card and returning it in the accompanying postage-paid envelope.

SMART ONLINE, INC.

PROXY STATEMENT

MEETING INFORMATION

The Board of Directors of Smart Online, Inc. (the "Company") is asking for your proxy for use at the 2009 Annual Meeting of Stockholders and any adjournments of the meeting. The meeting will be held in the Board Room at the Company's offices at 4505 Emperor Boulevard, Suite 320, Durham, North Carolina 27703 on Tuesday, June 16, 2009, at 9:00 a.m. local time, to elect five directors and to conduct such other business as may be properly brought before the meeting.

The Board of Directors recommends that you vote FOR the election of the director nominees listed in this proxy statement.

The Company intends to mail its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the "Annual Report"), this proxy statement, and the accompanying proxy card to stockholders beginning on or about May 4, 2009. The Annual Report is not part of the Company's proxy soliciting materials.

Important Notice Regarding the Availability of Proxy Materials
For the Stockholder Meeting to be held on June 16, 2009

The Annual Report and proxy statement are also available on the Internet at
https://materials.proxyvote.com/83171V

VOTING PROCEDURES

Who Can Vote

Only stockholders of record at the close of business on April 20, 2009 are entitled to vote at the meeting and any adjournments of the meeting. At that time, there were 18,333,122 shares of the Company's common stock outstanding, each of which is entitled to one vote on each matter submitted to a vote at the meeting. The common stock is the only class of securities of the Company that has the right to vote at the meeting.

How You Can Vote

You may vote shares by proxy or in person using one of the following methods:

- *Voting by Internet.* You can vote over the Internet using the directions on your proxy card by accessing the website address printed on the card. The deadline for voting over the Internet is Monday, June 15, 2009 at 7:00 p.m. Eastern Daylight Time. If you vote over the Internet, you need not return your proxy card.
- *Voting by Proxy Card.* You can vote by completing and returning your signed proxy card. To vote using your proxy card, please mark, date, and sign the card and return it by mail in the accompanying postage-paid envelope. You should mail your signed proxy card sufficiently in advance for it to be received by Monday, June 15, 2009.
- *Voting in Person.* You can vote in person at the meeting if you are the record owner of the shares to be voted. You also can vote in person at the meeting if you present a properly signed proxy that authorizes you to vote shares on behalf of the record owner. If a broker, bank, custodian, or other nominee holds your shares, to vote in person at the meeting you must present a letter or other proxy appointment, signed on behalf of the broker or nominee, granting you authority to vote the shares.

How You Can Revoke Your Proxy and Change Your Vote

You can revoke your proxy and change your vote by (1) attending the meeting and voting in person, (2) delivering written notice of revocation of your proxy to the Secretary of the Company at any time before voting is closed, (3) timely submitting another signed proxy card bearing a later date, or (4) timely submitting new voting instructions over the Internet as described above.

How Your Proxy Will Be Voted

If you timely submit your proxy over the Internet or by proxy card as described above and have not revoked it, your shares will be voted or withheld from voting in accordance with the voting instructions you gave. If you timely submit your proxy without giving contrary voting instructions, your shares will be voted "FOR" election of the director nominees listed in this proxy statement.

How You Can Vote Shares Held by a Broker or Other Nominee

If your shares are held by a broker, bank, custodian, or other nominee, you may have received a voting instruction form with this proxy statement instead of a proxy card. The voting instruction form is provided on behalf of the broker or other nominee to permit you to give directions to the broker or nominee on how to vote your shares. Please refer to the voting instruction form or contact the broker or nominee to determine the voting methods available to you.

Quorum Required

A quorum must be present at the meeting before business can be conducted. A quorum will be present if a majority of the shares entitled to vote are represented in person or by proxy at the meeting. Shares represented by a proxy with instructions to withhold authority to vote or to abstain from voting on any matter will be considered present for purposes of determining the existence of a quorum. Shares represented by a proxy as to which a broker, bank, custodian, or other nominee has indicated that it does not have discretionary authority to vote on any matter (sometimes referred to as a "broker non-vote") will also be considered present for purposes of determining the existence of a quorum.

Vote Required

Directors will be elected by a plurality of the votes cast. Thus the five nominees who receive the most votes will be elected to fill the available positions. Stockholders do not have the right to vote cumulatively in electing directors. Withholding authority in your proxy to vote for a nominee will result in the nominee receiving fewer votes. Abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast.

PROPOSAL — ELECTION OF DIRECTORS

Nominees for Election as Directors

All five of the persons nominated for election to the Board of Directors at the annual meeting are currently serving as directors of the Company. The Company is not aware of any nominee who will be unable or will decline to serve as a director. If a nominee becomes unable or declines to serve, the accompanying proxy may be voted for a substitute nominee, if any, designated by the Board of Directors. The term of office of each person elected as a director will continue until the later of the next annual meeting of stockholders or until such time as his or her successor has been duly elected and qualified.

The following table lists the nominees for election and information about each.

Name	Age	Principal Occupation and Background
Doron Roethler	52	Chairman of the Board and Interim President and Chief Executive Officer. Mr. Roethler was appointed as Chairman of the Company's Board of Directors on November 27, 2007 and as its Interim President and Chief Executive Officer on December 9, 2008. He has been the managing director and indirect majority owner of TMF Airmarine BV, an independent aviation spare parts company, since

		1988. He is also the indirect owner of Smart IL, Ltd., a software development company that had been a development partner and customer of the Company. He received a B.A. in behavioral science from Ben Gurion University, Beer Sheva, Israel.
Shlomo Elia	66	Director. Mr. Elia has served on the Company's Board of Directors since November 2006 and was originally recommended for appointment to the Board by Atlas Capital SA ("Atlas"), one of the Company's stockholders. Mr. Elia is a Director of 3Pen Ltd. ("3Pen"), a private holding company focusing on business opportunities in Internet infrastructure and telecommunications. Prior to founding 3Pen in 1999, Mr. Elia held several senior positions in the Israeli Defense Forces ("I.D.F."), including the post of the Military Governor of the West-Bank (1982-1984) and Commander of the Liaison Unit for South Lebanon (1984-1985). During his service, among other activities, General Elia was engaged for a year as a Research Fellow in the Institute of International Strategic Affairs at U.C.L.A. Since his retirement from the I.D.F., he has been involved in communication projects in Nigeria and West Africa and construction projects in Romania. Among his civilian activities, Mr. Elia was Chairman of the National Tourist Board and currently is Chairman of 3Pen Technologies Ltd. and co-chairman of the Israeli Soldiers Welfare Association. Mr. Elia holds a B.A. degree in Modern History of the Middle-East from Tel Aviv University.
Roberta B. Hardy	61	Director. Ms. Hardy has served on the Company's Board of Directors since March 17, 2009. She is the founder and managing partner of Silk Road Partners, LLC, a "Mentor Capital" firm providing guidance to early stage companies and exit strategies for later stage companies since its formation in 2005. She is also the Chairman and founder of A Million Dreams Across America, a non-profit organization founded in 2008 that provides intensive training for entrepreneurs, and the founding Chairman of the Atlantis Group, LLC, an angel investment group started in 2000 designed to capitalize on the growth in the entrepreneurial activity and venture financing primarily in North Carolina. Prior to 2000, Ms. Hardy founded and was CEO of CI Technologies Inc., served as Vice President with American Management Systems, Inc., and was the MIS Director for the Commonwealth of Massachusetts.
C. James Meese, Jr.	67	Director. Mr. Meese has served on the Company's Board of Directors since November 2006. Mr. Meese is President and founder of Business Development Associates, Inc. ("BDA"), a strategic advisory firm. Since 1989, BDA has provided advice and assistance to both middle market and emerging companies on issues of company valuations, acquisitions and divestitures, market development, corporate governance, capital acquisition, strategic planning, exit strategies, and organizational structuring. Prior to 1989, Mr. Meese spent approximately 20 years in various senior corporate marketing, business development, and finance positions. Sixteen of those years were spent with West Pharmaceutical Services, Inc. ("West"). He was a member of the company's Top Management Committee during his last four years with West. Mr. Meese is also a director of DRI Corporation (NASDAQ:TBUS) ("DRI"), The Altoona Railroaders Memorial Museum, and The Raleigh Rescue Mission and its Foundation. He is a former Chair and current member of the DRI Audit Committee, President of the Raleigh Rescue Mission Board, and serves on a variety of committees in his directorships. He is a member of the National

		Association of Corporate Directors ("NACD") and is designated as the Company's audit committee financial expert. Mr. Meese received a B.A. degree in Economics from the University of Pennsylvania and an M.B.A. from Temple University.
Dror Zoreff	63	Director. Mr. Zoreff has served on the Company's Board of Directors since April 1, 2008. Since 2008, he has served as the President and CEO of Donor Management Services, Inc., a New York-based company that provides major donors, corporations, and foundations a unique set of tools and services to ensure their charitable gifts are properly used and achieve the desired impact. From 1999 to 2008, Mr. Zoreff served as Consultant to the President and CEO of United Retail Group Inc., a specialty retailer of large size women's fashions. From 1997 to 1999, he was Vice President of International Operations at Russ Berrie, Inc., a designer, importer, marketer, and distributor of gift and infant and juvenile consumer products. Prior to 1997, Mr. Zoreff held positions with The College of Judea & Samaria, Glenoit Industries Ltd, and the Jewish Agency for Israel. Mr. Zoreff holds a B.A. degree in Business Administration from Manchester University and an M.A. degree in Business Administration from Tel Aviv University.

The Board of Directors recommends stockholders vote FOR election of the nominees named above.

Executive Officers

The names of the Company's current executive officers are listed below. The Company's executive officers are appointed by its Board of Directors to hold office until their successors are appointed.

Name	Age	Position
Doron Roethler	52	Chairman of the Board, Interim President and Chief Executive Officer
Timothy L. Krist	41	Chief Financial Officer, Secretary
Neile King	38	Chief Operating Officer, Vice President, Sales and Marketing

Timothy L. Krist, Chief Financial Officer, Secretary. Mr. Krist was appointed as the Company's Chief Financial Officer on July 15, 2008. He was employed with KB Home, a homebuilder, as Director of Finance from 2005 to 2008 and as Finance Manager from 2004 to 2005. Prior to joining KB Home, Mr. Krist served as Director of Finance of Blackboard, Inc., an e-education software and hardware manufacturing company, from 2001 to 2003; as Director of Corporate Integration of International Fibercom, Inc., a telecommunications infrastructure company, from 2000 to 2001; and as Director of Financial Analysis of Main Street and Main Incorporated, a multi-concept restaurant company, from 1997 to 2000. Mr. Krist has also worked with the public accounting firm of Deloitte & Touche, LLP. He holds a B.S. degree in Accountancy from Miami University and an M.B.A. from Arizona State University.

Neile King, Chief Operating Officer, Vice President, Sales and Marketing. Mr. King was appointed as the Company's Chief Operating Officer on March 25, 2009 in addition to his position as Vice President, Sales and Marketing. He was appointed Vice President, Sales and Marketing on November 10, 2008 after serving as the Company's Chief Operating Officer between February 2008 and his appointment as Vice President, Sales and Marketing. Mr. King served as the Company's Director of Operations and Vice President of Business Services from September 2007 to February 2008. Prior to joining the Company, from March 2006 to September 2007, Mr. King was the Director of Operations at DataFlux Corporation, a SAS company and data quality vendor. From April 1999 to July 2005, Mr. King held several management positions within the IT Solutions group in the Operations, Marketing, Contracts Management, and Sales Operations organizations with Hill-Rom Company, Inc., a healthcare information technology services provider.

Code of Ethics

The Company has adopted a Code of Ethics applicable to its executives, including the principal executive officer, principal financial officer, and principal accounting officer, as defined by applicable rules of the Securities and Exchange Commission ("SEC"). It is publicly available on the Company's website at *www.smartonline.com.* If the Company makes any amendments to the Code of Ethics other than technical, administrative, or other non-substantive amendments, or grants any waivers, including implicit waivers, from a provision of the Code of Ethics to the Company's Chief Executive Officer, Chief Financial Officer, or certain other finance executives, the Company will disclose the nature of the amendment or waiver, its effective date, and to whom it applies on the Company's website at *www.smartonline.com* or in a report on Form 8-K filed with the SEC.

Board Composition and Independence of Directors

The size of the Board of Directors is currently fixed at six members. Five persons have been nominated for election at the annual meeting. The Board of Directors believes that the current number of directors is appropriate at this time. Under the rules of the SEC, the accompanying proxy cannot be voted for more than five nominees.

The Company is not required to comply with the listing requirements of The Nasdaq Stock Market ("Nasdaq") since its securities are not listed on Nasdaq. Nasdaq listing requirements mandate that a majority of the members of a listed company's board of directors be "independent directors" as defined under Nasdaq Marketplace Rules. Although not currently required, the Board has determined that four of the present directors — Messrs. Elia, Meese, and Zoreff and Ms. Hardy — are each an "independent director" within the meaning of Nasdaq Marketplace Rules. All are standing for re-election. Therefore, assuming all five nominees are elected at the annual meeting, the Board will have a majority of "independent directors" after the annual meeting.

Philippe Pouponnot, a former director who completed his term of service on the Board of Directors on June 19, 2008 and did not stand for re-election, was also determined by the Board of Directors to be an "independent director" within the meaning of the Nasdaq Marketplace Rules. Two other directors also resigned from the Company's Board of Directors in 2008. Effective October 15, 2008, Thomas P. Furr resigned, and effective December 10, 2008, David E. Colburn resigned. The Board of Directors had determined that Mr. Furr and Mr. Colburn were not considered "independent directors" as they also served as executive officers of the Company.

Attendance at Meetings

The Board of Directors held four meetings during the fiscal year ended December 31, 2008. Each incumbent director attended or participated in at least 75% of the aggregate of (1) the number of meetings of the Board of Directors held in fiscal 2008 during the period he served as a director and (2) the number of meetings of committees on which he served that were held during the period of his service.

The Company expects all directors to attend each annual meeting of stockholders, absent good reason. Six directors attended the annual meeting of stockholders in 2008.

Standing Committees

The Company's Board of Directors has three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee. Copies of the charters of these committees, as they may be amended from time to time, are available on the Company's website at *www.smartonline.com*.

Audit Committee. The Audit Committee is composed of Mr. Meese and Mr. Elia. Mr. Meese serves as Chairman of the Audit Committee. The Company's Board of Directors has determined that Mr. Meese and Mr. Elia meet the definition of "independent director," as that term is defined by Nasdaq Marketplace Rules and SEC rules, and they each meet the special independence requirements applicable to audit committee members. Both members have past financial experience resulting in their financial sophistication as would be required by Nasdaq Marketplace Rules. The Board of Directors has determined that Mr. Meese meets the definition of "audit committee financial expert" as that term is defined in Regulation S-K. The Company's securities are quoted on the OTC

Bulletin Board and are not listed on a national securities exchange. Therefore, neither the SEC rules nor the Nasdaq Marketplace Rules regarding audit committees are applicable to the Company's Board of Directors.

The Audit Committee was established by the Board of Directors for the purpose of assisting it in fulfilling its responsibilities with respect to its oversight of (1) the quality and integrity of the Company's financial statements, (2) compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the Company's internal audit function and independent auditors. The Audit Committee is also responsible for the preparation of reports required to be included in the Company's annual proxy statement or other documents from time to time required with respect to the Audit Committee's functions. The Audit Committee met seven times during 2008.

Compensation Committee. The Compensation Committee is composed of Mr. Elia and Mr. Meese. Mr. Elia serves as Chairman of the Compensation Committee. The Company's Board of Directors has determined that Mr. Elia and Mr. Meese are "independent directors" within the meaning of the Nasdaq Marketplace Rules.

The Compensation Committee was established by the Company's Board of Directors for the purpose of assisting it in discharging its duties with respect to (1) the formulation, implementation, review, and modification of the compensation of the Company's officers and directors and (2) the preparation of the annual report on executive compensation for inclusion in the Company's annual proxy statement, if required. The Compensation Committee's duties include, among other things, setting the compensation for officers and directors, making recommendations to the Board of Directors with respect to incentive compensation plans and equity-based compensation plans, approving grants of stock options and other awards under the Company's 2004 Equity Compensation Plan, and administering the Company's defined benefit and defined contribution plans, if any.

In fulfilling its responsibilities, the Compensation Committee is entitled to delegate any or all of its responsibilities to a subcommittee of the Compensation Committee, to the extent consistent with applicable law, the Company's certificate of incorporation, bylaws, corporate governance guidelines, and rules of any exchange or market on which the securities of the Company are then traded if compliance with such rules are required to begin or continue trading.

As part of its review and establishment of the performance criteria and compensation of officers and directors of the Company, the Compensation Committee must separately meet at least annually with the Company's Chief Executive Officer, the principal human resources executive and compliance officer, and with any other corporate officers as the Compensation Committee deems appropriate. However, the Compensation Committee must also meet regularly without such officers present, and in all cases such officers must not be present at the meetings at which their performance and compensation is being discussed and determined. The Compensation Committee must consult with the Chief Executive Officer regarding compensation of the other officers of the Company. The Compensation Committee has not engaged any compensation consultant to determine or recommend the amount or form of executive and director compensation. The Compensation Committee met four times during 2008.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is composed of Mr. Meese and Mr. Zoreff. Mr. Zoreff serves as Chairman of the Corporate Governance and Nominating Committee. The Company's Board of Directors has determined that Mr. Meese and Mr. Zoreff are "independent directors" within the meaning of the Nasdaq Marketplace Rules.

The Corporate Governance and Nominating Committee was established by the Board of Directors for the purpose of assisting it in discharging its duties with respect to (1) the identification of individuals qualified to become directors and the selection or recommendation of candidates for directorships to be filled by the Board of Directors or the stockholders, and (2) the development, maintenance, and recommendation of a set of corporate governance principles applicable to the Company, and the periodic review of such principles. The Corporate Governance and Nominating Committee met four times during 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

The members of the Company's Board of Directors, its executive officers, and persons who hold more than 10% of its outstanding common stock are subject to the reporting requirements of Section 16(a) of the Securities

Exchange Act of 1934, as amended (the "Exchange Act"), which requires them to file reports with respect to their ownership of the Company's common stock and their transactions in such common stock. Based upon the Company's review of the Section 16(a) reports in its records for fiscal 2008 transactions in the Company's common stock, the Company believes that, except as noted below, all reporting requirements under Section 16(a) for fiscal 2008 were met in a timely manner by its directors, executive officers, and greater than 10% beneficial owners.

The following reports were filed late on behalf of Atlas:

- A Form 4 filed on March 25, 2008 reporting a purchase of the Company's common stock on March 20, 2008 and a purchase of the Company's common stock on March 24, 2008.
- A Form 4 filed on July 11, 2008 reporting a purchase of the Company's common stock on July 7, 2008, a purchase of the Company's common stock on July 9, 2008, and a purchase of the Company's common stock on July 10, 2008.
- A Form 4 filed on September 11, 2008 reporting a purchase of the Company's convertible secured subordinated notes due November 14, 2010 on November 14, 2007 and a purchase of the Company's convertible secured subordinated notes due November 14, 2010 on August 12, 2008.
- A Form 4 filed on December 9, 2008 reporting a purchase of the Company's common stock on December 3, 2008 and a purchase of the Company's common stock on December 8, 2008.

The following report was filed late on behalf of Doron Roethler:

- A Form 4 filed on September 12, 2008 reporting a purchase of the Company's convertible secured subordinated notes due November 14, 2010 on November 14, 2007 and a purchase of the Company's convertible secured subordinated notes due November 14, 2010 on August 12, 2008.

The following report was filed late on behalf of Neile King:

- A Form 4 filed on November 13, 2008 reporting a payment of taxes on the lapsing of restrictions on restricted stock with shares of the Company's common stock on September 5, 2008.

Certain Relationships and Related Transactions

Non-Compete Payments Made to Former Chief Operating Officer of Smart Commerce. In October 2005, the Company purchased all of the stock of iMart Incorporated ("iMart"). One of the Company's former executive officers, Gary Mahieu, was a founder and shareholder of iMart, and was its principal executive officer. Following the purchase of iMart's stock, Mr. Mahieu entered into an employment agreement with Smart Commerce, Inc., the Company's former wholly-owned subsidiary that was subsequently merged into the Company. Under the terms of that agreement, the Company agreed to make non-competition payments to Mr. Mahieu in an aggregate amount of $510,000 to be made in eight equal quarterly installments of $63,750 through October 1, 2007. In connection with obtaining a loan from Fifth Third Bank, the payment schedule was modified to require all outstanding non-compete payments to be made by February 2007. This amount was paid in full on February 7, 2007, and no additional non-compete payments are owed to Mr. Mahieu.

Loans Made by Certain Parties to the Former Chief Executive Officer. During 2005, the following loans were made by certain investors, consultants, and/or stockholders to Michael Nouri, the Company's then serving Chief Executive Officer: (i) $809,736.49 was borrowed from Leon Sokolic, one of the Company's stockholders, (ii) $77,971.20 was borrowed from Atlas, one of the Company's stockholders, (iii) $80,000 was borrowed from Pete Coker, a principal of Tryon Capital, which provided financial consulting services to the Company and received a warrant and cash fees, and (iv) $296,589 was borrowed from Berkley Financial Services, Ltd. ("Berkley"), which received compensation for services rendered to the Company for investment banking and investor relations services, including during the period in which Berkley was making loans to Mr. Nouri (collectively, the "Lenders"). Under Section 402 of the Sarbanes-Oxley Act of 2002, the Company is prohibited from making personal loans to its directors and executive officers, directly and indirectly. The Company believes that the loans to Mr. Nouri described above are not personal loans made directly or indirectly by it to the Chief Executive Officer.

On January 19, 2007, Mr. Nouri entered into note cancellation agreements with each of the Lenders. Under the terms of these note cancellation agreements, Mr. Nouri transferred his personally held shares of the Company's common stock to the Lenders as consideration for the cancellation of promissory notes held by the Lenders. Under these agreements, Mr. Nouri transferred a total of 521,699 shares of common stock for the cancellation of principal and interest totaling $1,306,178.66 as of December 31, 2006. The agreed-upon per share value ranged from $1.50 to $4.22 per share.

In connection with the note cancellation agreements, the Company entered into registration rights agreements with each of the Lenders described in the preceding paragraphs. Under the terms of these registration rights agreements, each Lender was required to be given notice when the Company filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"). Each Lender was then permitted to include its shares received in such registration statement. Under the registration rights agreements, parties electing to include such shares in the registration were to bear their proportionate share of the registration expenses. The Company has satisfied its obligations under these registration rights agreements.

Private Placement of Common Stock to a Certain Director. In a transaction that closed on August 21, 2006, Philippe Pouponnot, a former member of the Company's Board of Directors, purchased 50,000 shares of the Company's common stock in a private placement transaction. The private placement shares were sold at $2.50 per share pursuant to subscription agreements between Mr. Pouponnot and the Company. The Company entered into a subscriber rights agreement with Mr. Pouponnot whereby it was obligated to register these shares for resale by the purchaser by filing a registration statement on or before September 30, 2006. If a registration statement was not filed by that date, the Company was obligated to pay a penalty obtained by multiplying the total purchase price for the shares by 0.5% by the number of prorated 30-day periods after the target registration date. At the Company's sole discretion, this penalty could be paid in the number of shares obtained by dividing the total penalty amount by the per share purchase price. The Company filed a registration statement for these shares on April 3, 2007. In January 2007, the Company entered into an amendment to the registration rights agreement with Mr. Pouponnot. Under this amendment, the penalty for late registration was set at a fixed amount. The Company subsequently issued Mr. Pouponnot 750 shares of its common stock as payment for this late registration penalty with an aggregate value of $2,100 based upon a closing price per share of $2.80 on the OTC Bulletin Board on the date of issuance. The Company has satisfied its obligations under the subscriber rights agreement.

Mr. Pouponnot also entered into a dribble out agreement with the Company pursuant to which he was permitted to sell up to 25% of these shares during any rolling 30-day period following the effective date of the registration statement. This agreement has expired. At the time of the sale to Mr. Pouponnot, he had not been appointed a member of the Company's Board of Directors.

Private Placement of Common Stock to a Certain Affiliate by Former Chief Executive Officer. On October 10, 2006, Michael Nouri, the Company's then serving Chief Executive Officer, entered into a stock purchase agreement with Doron Roethler, a stockholder who subsequently became the Company's Chairman of the Board in November 2007 and Interim President and Chief Executive Officer in December 2008. Pursuant to this agreement, Mr. Nouri sold 247,043 shares of the Company's common stock from his personal holdings at a price of $1.5176 per share. The Company entered into a registration rights agreement with Mr. Roethler in connection with this transaction under which it had an obligation to register the shares sold by Mr. Nouri to Mr. Roethler on the first registration statement filed by the Company following the sale, with Mr. Roethler bearing his proportionate share of the registration expenses. Under the terms of this agreement, the shares were delivered following the Company's execution of such registration rights agreement, which occurred on January 19, 2007. The Company has satisfied its obligations under the registration rights agreement.

Issuance of Warrant and Letter of Credit Arrangements with a Certain Affiliate. On November 14, 2006, the Company entered into a revolving credit arrangement with Wachovia Bank, NA ("Wachovia") for $1.3 million to be used for general working capital. The line of credit was secured by the Company's deposit account at Wachovia and an irrevocable standby letter of credit in the amount of $1.3 million issued by HSBC Private Bank (Suisse) SA with Atlas, a current stockholder, as account party. In connection with the establishment of the line of credit, Atlas and the Company entered into a Reimbursement Agreement on November 10, 2006 providing that in the event of a default by the Company in the repayment of the line of credit that results in the letter of credit being drawn, it shall reimburse Atlas any sums that Atlas is required to pay under the letter of credit. At the sole discretion of the Company, these payments to Atlas could be made in cash or by issuing shares of the Company's common stock at a set price of $2.50 per share.

On January 24, 2007, the Company entered into an amendment to its line of credit with Wachovia to increase the available principal from $1.3 million to $2.5 million and to extend the maturity date from August 1, 2007 to August 1, 2008. The amended line of credit was secured by the Company's deposit account at Wachovia and a modified irrevocable standby letter of credit in the amount of $2.5 million issued by HSBC Private Bank (Suisse) SA with Atlas as account party. As incentive to modify the letter of credit relating to the Wachovia line of credit, the Company entered into a Stock Purchase Warrant and Agreement (the "Warrant Agreement") with Atlas on January 15, 2007. Under the terms of the Warrant Agreement, Atlas received a warrant containing a provision for cashless exercise to purchase up to 444,444 shares of the Company's common stock at $2.70 per share at the termination of the line of credit or if the Company is in default under the terms of the line of credit with Wachovia. If the warrant is exercised in full, it will result in gross proceeds to the Company of approximately $1.2 million.

On February 15, 2008, the Company paid off the Wachovia line of credit, and on February 20, 2008, the Company entered into a new revolving credit arrangement with Paragon Commercial Bank ("Paragon") that is renewable on an annual basis subject to mutual approval. The line of credit advanced by Paragon is $2.47 million and can be used for general working capital. The line of credit is secured by an irrevocable standby letter of credit in the amount of $2.5 million issued by HSBC Private Bank (Suisse) SA with Atlas as account party that expires on February 18, 2010. In connection with establishing the Paragon line of credit, Atlas and the Company amended the Reimbursement Agreement to provide that in the event of a default by the Company in the repayment of the Paragon line of credit that results in the letter of credit being drawn, the Company shall reimburse Atlas any sums that Atlas is required to pay under the letter of credit. At the sole discretion of the Company, these payments may be made in cash or by issuing shares of the Company's common stock at a set price of $2.50 per share. Also in consideration for Atlas providing the Paragon line of credit, the Company agreed to amend the Warrant Agreement to provide that the warrant is exercisable within 30 business days of the termination of the Paragon line of credit or if the Company is in default under the terms of the line of credit.

Sale of Convertible Notes to Certain Affiliates. On November 14, 2007, in an initial closing, the Company sold $3.3 million aggregate principal amount of convertible secured subordinated notes due November 14, 2010 (the "notes") to certain existing stockholders. These stockholders (referred to in this discussion as the "noteholders") and the amount of notes they purchased in the initial closing are as follows: (i) The Blueline Fund, which originally recommended Philippe Pouponnot, one of the Company's former directors, for appointment to the Company's Board of Directors - $500,000; (ii) Atlas, an affiliate of the Company that originally recommended Shlomo Elia, one of the Company's directors, for appointment to the Board of Directors - $2,050,000; (iii) Crystal Management Ltd., which is owned by Doron Roethler, a stockholder who subsequently became Chairman of the Company's Board of Directors and Interim President and Chief Executive Officer - $500,000; and (iv) William Furr, who is the father of Thomas Furr, one of the Company's former directors and executive officers - $250,000. The noteholders also committed to purchase on a pro rata basis up to $5.2 million aggregate principal of additional convertible secured subordinated notes in future closings upon approval and call by the Company's Board of Directors.

On August 12, 2008, the Company exercised its option to sell $1.5 million aggregate principal amount of additional notes with substantially the same terms and conditions as the notes sold on November 14, 2007. Atlas purchased $1,250,000 aggregate principal amount of these notes and Crystal Management Ltd. purchased $250,000 aggregate principal amount of these notes. In connection with the sale of the additional notes, the noteholders holding a majority of the aggregate principal amount of the notes outstanding agreed to increase the aggregate principal amount of notes that they are committed to purchase from $8.5 million to $15.3 million.

On November 21, 2008, the Company sold $500,000 aggregate principal amount of notes to two new investors, and on January 6, 2009, the Company sold $500,000 aggregate principal amount of notes to Atlas, all on substantially the same terms and conditions as the previously issued notes.

On February 24, 2009, the Company sold $500,000 aggregate principal amount of notes to Atlas on substantially the same terms and conditions as the previously issued notes. On the same date, the noteholders holding a majority of the aggregate principal amount of the notes outstanding agreed that the Company may sell up to $6 million aggregate principal amount of additional notes to new investors or existing noteholders at any time on or before December 31, 2009 with a maturity date of November 14, 2010 or later. In addition, the maturity date definition for each of the notes was changed from November 14, 2010 to the date upon which the note is due and payable, which is the earlier of (1) November 14, 2010, (2) a change of control, or (3) if an event of default occurs, the date upon which noteholders accelerate the indebtedness evidenced by the notes. The formula for calculating the conversion price of the notes was also amended such that the conversion price of each outstanding note and any additional note sold in the future would be the same and set at the lowest applicable conversion price, as described below.

On April 3, 2009, the Company sold $500,000 aggregate principal amount of notes to Atlas on substantially the same terms and conditions as the previously issued notes.

The Company is obligated to pay interest on the notes at an annualized rate of 8% payable in quarterly installments commencing three months after the purchase date of the notes. As of April 20, 2009, $6.8 million aggregate principal amount of notes are outstanding and the Company has paid $410,955 in interest on the notes. The Company does not have the ability to prepay the notes without approval of at least a majority of the principal amount of the notes then outstanding.

On the earlier of November 14, 2010, or a merger or acquisition or other transaction pursuant to which the Company's existing stockholders hold less than 50% of the surviving entity, or the sale of all or substantially all of the Company's assets, or similar transaction, or event of default, each noteholder in its sole discretion shall have the option to (i) convert the principal then outstanding on its notes into shares of the Company's common stock, or (ii) receive immediate repayment in cash of the notes, including any accrued and unpaid interest. If a noteholder elects to convert its notes under these circumstances, the conversion price will be the lowest "applicable conversion price" determined for each note. The "applicable conversion price" for each note shall be calculated by multiplying 120% by the lowest of (i) the average of the high and low prices of the Company's common stock on the OTC Bulletin Board averaged over the five trading days prior to the closing date of the issuance of such note, (ii) if the Company's common stock is not traded on the Over-The-Counter market, the closing price of the common stock reported on the Nasdaq National Market or the principal exchange on which the common stock is listed, averaged over the five trading days prior to the closing date of the issuance of such note, or (iii) the closing price of the Company's common stock on the OTC Bulletin Board, the Nasdaq National Market, or the principal exchange on which the common stock is listed, as applicable, on the trading day immediately preceding the date such note is converted, in each case as adjusted for stock splits, dividends or combinations, recapitalizations, or similar events.

Payment of the notes will be automatically accelerated if the Company enters voluntary or involuntary bankruptcy or insolvency proceedings.

If the Company proposes to file a registration statement to register any of its common stock under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain limitations, the Company shall give each noteholder who has converted its notes into common stock the opportunity to include such shares of converted common stock in the registration. The Company has agreed to bear the expenses for any of these registrations, exclusive of any stock transfer taxes, underwriting discounts, and commissions.

The noteholders have designated Doron Roethler as bond representative to act as their agent. So long as the notes are outstanding, the Company has agreed that it will not take certain actions without approval of the bond representative.

Settlement Agreement with Former Executive Officer. On January 23, 2008, the Company and Henry Nouri entered a settlement agreement and release to settle a legal action brought by Mr. Nouri against the Company relating to Mr. Nouri's termination from his position as Executive Vice President of the Company in September 2007. The agreement provided for a release of claims by both parties, a payment to Mr. Nouri of $100,000 (less applicable withholding taxes) and Mr. Nouri's former Company vehicle valued at $12,500, the acceleration of the expiration date of certain of Mr. Nouri's options to purchase the Company's common stock, and the dismissal with prejudice of Mr. Nouri's action against the Company. Mr. Nouri remained subject to the non-competition, non-disclosure, and non-solicitation obligations in his employment agreement, dated April 1, 2004, with the Company.

EXECUTIVE COMPENSATION

Summary of Cash and Certain Other Compensation

The following table shows the annual and long-term compensation, for the fiscal years indicated, of the two individuals who served as the Company's Chief Executive Officer during fiscal 2008 and all other persons who served as "named executive officers" during fiscal 2008.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	All Other Compensation ($)	Total ($)
Doron Roethler[3] Interim President and Chief Executive Officer	2008	—	—	$57,219[4]	—	—	$57,219
David E. Colburn[5] Former President and Chief Executive Officer	2008	$168,923	—	$56,125[6]	—	$45,721[7]	$270,769
	2007	$90,946[8]	—	$70,500[6]	—	$11,750[9]	$173,196
Neile King[10] Chief Operating Officer and Vice President, Sales and Marketing	2008	$142,575	$50	14,796[11]	—	$122	$157,543
Thomas P. Furr[12] Former Chief Strategy Officer	2008	$136,800	—	—	$20,907[13]	$99	$157,806
	2007	$126,067	—	—	$23,230[13]	$128	$149,425

(1) Represents a gift card received as a Christmas bonus.

(2) Amounts do not reflect compensation actually received by the named executive officer. Instead, the amounts represent the amount of compensation cost recognized in fiscal 2008 in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), disregarding any adjustments for forfeiture assumptions. For a discussion of the assumptions used to value these awards, see Note 1 to the Company's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(3) Mr. Roethler was appointed to serve as the Company's Interim President and Chief Executive Officer effective December 9, 2008 and receives no compensation for his service as such. Mr. Roethler also serves as the Company's Chairman of the Board of Directors, for which he received equity compensation in fiscal 2008 and waived cash compensation.

(4) Mr. Roethler was awarded 15,000 shares of restricted stock on November 28, 2007 with a grant date fair value of $2.52 per share and 15,000 shares of restricted stock on June 19, 2008 with a grant date fair value of $3.15 per share as compensation for service as a director prior to being appointed as the Company's Interim President and Chief Executive Officer. The restrictions on the restricted stock award granted on November 28, 2007 lapse with respect to four equal increments on each of March 1, 2008, May 29, 2008, August 29, 2008, and November 29, 2008. The restrictions on the restricted stock award granted on June

19, 2008 lapse in four equal quarterly increments for one year following the grant date.

(5) Mr. Colburn also served on the Company's Board of Directors during fiscal 2007 and fiscal 2008. He did not receive any compensation for such service after his appointment as Interim President and Chief Executive Officer of the Company on September 11, 2007. Mr. Colburn ceased to be the Company's President and Chief Executive Officer effective December 9, 2008 and ceased to be a member of the Board of Directors effective December 10, 2008.

(6) Mr. Colburn was awarded 10,000 shares of restricted stock on May 31, 2007 with a grant date fair value of $2.60 per share as compensation for service as a director prior to being appointed as the Company's Interim President and Chief Executive Officer. The restrictions on the restricted stock award lapsed in four equal quarterly increments for one year following the grant date and were fully vested as of May 31, 2008. Mr. Colburn was also awarded 100,000 shares of restricted stock on November 30, 2007 with a grant date fair value of $2.52 per share in connection with his appointment as President and Chief Executive Officer. The restrictions on this restricted stock award were to lapse with respect to 25,000 shares on January 1, 2008, 37,500 shares on January 1, 2010, 18,750 shares on January 1, 2011, and 18,750 shares on January 1, 2012. As of December 10, 2008, Mr. Colburn forfeited 75,000 shares of restricted stock with a grant date fair value of $2.52 per share.

(7) Includes $20,654 in rental payments for an apartment near the Company's offices and $11,077 in severance payments made to Mr. Colburn in fiscal 2008 pursuant to the Separation Agreement and General Release between the Company and Mr. Colburn dated December 9, 2008. The material terms of this agreement are described below under "Termination and Change in Control Arrangements." Also includes life insurance premiums and various perquisites.

(8) This amount was erroneously reported as $85,962 in the Company's proxy statement for the 2008 Annual Meeting of Stockholders. This amount includes $6,000 in cash fees paid to Mr. Colburn for his service as a director prior to being appointed as the Company's Interim President and Chief Executive Officer.

(9) This amount was erroneously omitted in the Company's proxy statement for the 2008 Annual Meeting of Stockholders and includes life insurance premiums and various perquisites.

(10) Mr. King was not an executive officer during fiscal 2007, and thus his compensation information for fiscal 2007 is not provided.

(11) Mr. King was awarded two restricted stock awards on March 19, 2008 with a grant date fair value of $1.80 per share. The restrictions on the award of 3,000 shares of restricted stock lapse with respect to 25% of such shares on March 19, 2008, 12.5% on June 5, 2008, 12.5% on September 5, 2008, 12.5% on December 5, 2008, 12.5% on March 5, 2009, 12.5% on June 5, 2009, and 12.5% on September 5, 2009. The restrictions on the award of 32,000 shares of restricted stock lapse with respect to 50% of such shares on April 1, 2010, 25% on April 1, 2011, and 25% on April 1, 2012.

(12) Mr. Furr also served on the Company's Board of Directors during fiscal 2007 and fiscal 2008, but he did not receive any compensation for such service. Mr. Furr resigned from his positions as Chief Strategy Officer and member of the Board of Directors on October 15, 2008, but remained an employee of the Company through December 31, 2008 to help effect a smooth transition.

(13) Mr. Furr was awarded a stock option to purchase 50,000 shares of the Company's common stock on July 22, 2005 with an exercise price of $8.61 per share. The option award was to vest as to 20% of the award per year for five years following the grant date. As of December 31, 2008, Mr. Furr forfeited 20,000 shares underlying the stock option.

Outstanding Equity Awards

The following table provides information about outstanding equity awards held by the named executive officers as of December 31, 2008.

Outstanding Equity Awards at 2008 Fiscal Year-End

	Option awards				Stock awards	
Name	Number of securities underlying unexercised options (#) Exercisable	Number of securities underlying unexercised options (#) Unexercisable	Option exercise price ($/Sh)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)(1)
Doron Roethler	—	—	—	—	7,500(2)	$19,500
David E. Colburn	—	—	—	—	—	—
Neile King	—	—	—	—	32,000(3)	$83,200
	—	—	—	—	1,125(4)	$2,925
Thomas P. Furr	30,000	—	$8.61	3/31/2009	—	—

(1) Market value of shares that have not vested is based on $2.60 per share (the closing price of the Company's common stock as quoted on the OTC Bulletin Board on December 31, 2008).

(2) Restrictions lapse as to 3,750 shares on each of March 19, 2009 and June 19, 2009.

(3) Restrictions lapse as to 16,000 shares on April 1, 2010, 8,000 shares on April 1, 2011, and 8,000 shares on April 1, 2012.

(4) Restrictions lapse as to 375 shares on each of March 5, 2009, June 5, 2009, and September 5, 2009.

Termination and Change in Control Arrangements

Two of the Company's named executive officers are no longer employed by the Company. The Company was not required to make any severance payments to Mr. Furr in connection with his resignation on October 15, 2008. The payments made to Mr. Colburn are described below. The Company currently has no arrangements with either Mr. Roethler or Mr. King with respect to payments in connection with a termination of their employment or a change in control of the Company other than as provided in their restricted stock agreements, as described below.

Separation Agreement with Mr. Colburn. In connection with his resignation, on December 9, 2008, Mr. Colburn and the Company entered into a Separation Agreement and General Release, effective as of that date. The agreement provides that Mr. Colburn shall receive his then current salary through and including March 31, 2009 (less any applicable taxes and withholdings) and shall be released from his covenant not to compete contained in the Employment Agreement, effective December 12, 2007, by and between Mr. Colburn and the Company. In addition, the Company agreed to pay Mr. Colburn's premium payments under the Consolidated Budget Reconciliation Act ("COBRA") to continue his and his family's health insurance coverage through and including March 31, 2009. The benefits afforded under the separation agreement are in lieu of any other compensation or benefits to which Mr. Colburn otherwise might be entitled, including without limitation under the employment agreement.

Restricted Stock Agreements. The restricted stock agreements with each of Mr. Roethler and Mr. King provide that upon a "Change in Control" or "Corporate Reorganization," the lapsing of restrictions on their restricted stock shall accelerate so as to lapse as to all of such shares on the date of such event.

A "Change in Control" shall be deemed to have occurred if, after the Company's common stock becomes publicly traded, (1) the direct or indirect beneficial ownership (within the meaning of Section 13(d) of the Exchange Act and Regulation 13D thereunder) of 50% or more of the Company's common stock is acquired or becomes held by any person or group of persons (within the meaning of Section 13(d)(3) of the Exchange Act), but excluding the Company and any employee benefit plan sponsored or maintained by the Company, or (2) assets or earning power constituting more than 50% of the assets or earning power of the Company and its subsidiaries (taken as a whole) is sold, mortgaged, leased, or otherwise transferred, in one or more transactions not in the ordinary course of the Company's business, to any such person or group of persons; provided, however, that a Change in Control shall not be deemed to have occurred upon an investment by one or more venture capital funds, Small Business Investment Companies (as defined in the Small Business Investment Act of 1958, as amended), or similar financial investors. The Company's common stock shall be deemed to be "publicly traded" if such stock is listed or admitted to unlisted trading privileges on a national securities exchange or as to which sales or bid and offer quotations are reported in the automated system operated by the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc.).

A "Corporate Reorganization" means the happening of any one of the following events: (1) the dissolution or liquidation of the Company; (2) a capital reorganization, merger, or consolidation involving the Company, unless (A) the transaction involves only the Company and one or more of the Company's parent corporation and wholly-owned (excluding interests held by employees, officers, and directors) subsidiaries; or (B) the shareholders who had the power to elect a majority of the board of directors of the Company immediately prior to the transaction have the power to elect a majority of the board of directors of the surviving entity immediately following the transaction; (3) the sale of all or substantially all of the assets of the Company to another corporation, person, or business entity; or (4) an acquisition of Company stock, unless the shareholders who had the power to elect a majority of the board of directors of the Company immediately prior to the acquisition have the power to elect a majority of the board of directors of the Company immediately following the transaction; provided, however, that a Corporate Reorganization shall not be deemed to have occurred upon an investment by one or more venture capital funds, Small Business Investment Companies (as defined in the Small Business Investment Act of 1958, as amended), or similar financial investors.

Compensation of Directors

The following table summarizes the compensation paid to non-employee directors for the fiscal year ended December 31, 2008.

2008 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($) (1)(3)	Total ($)
Shlomo Elia	—	$28,463	—	$28,463
C. James Meese, Jr.	$37,700	$11,400	$15,106	$64,206
Philippe Pouponnot(4)	—	$11,400	—	$11,400
Dror Zoreff	$22,500	$5,375(5)	$4,674 (5)	$32,549

(1) Amounts represent the amount of compensation cost recognized in fiscal 2008 in accordance with SFAS 123R, disregarding any adjustments for forfeiture assumptions. For a discussion of the assumptions used to value these awards, see Note 1 to the Company's consolidated financial statements included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

(2) At December 31, 2008, the aggregate number of shares of restricted stock underlying stock awards held by each non-employee director was as follows: Mr. Elia – 5,000.

(3) At December 31, 2008, the aggregate number of shares of common stock underlying option awards held by each non-employee director was as follows: Mr. Meese – 20,000; and Mr. Zoreff – 15,000.

(4) Mr. Pouponnot completed his term of service on the Board of Directors on June 19, 2008 and did not stand for re-election.

(5) On September 10, 2008, Mr. Zoreff's outstanding restricted stock award of 7,500 shares was cancelled in exchange for the grant of a stock option to purchase 15,000 shares of the Company's common stock.

During 2008, the Company had in place a written compensation policy covering compensation to its directors. Under this policy, directors who also served as employees were not eligible to receive any compensation. A non-management member of the Company's Board of Directors was entitled to a fee of $1,500 per month, plus $250 per month for each committee on which the member served. If the director served as the Chairman of the Audit Committee, the $1,500 fee per month was increased to $2,000 per month, but the director did not receive the $250 fee per month for serving on the Audit Committee. The Chairman of the Board was entitled to a fee of $4,000 per month in lieu of the fees described above. In addition, each director was entitled to receive a stock option grant or an award of restricted stock.

Upon appointment or election to the Board of Directors, a director could elect to receive a stock option grant representing 20,000 shares (30,000 shares for the Chairman of the Board) of the Company's common stock or an award of 10,000 shares of restricted stock (15,000 shares for the Chairman of the Board). The exercise price of the option grant would be equal to the fair market value of the Company's common stock on the date of grant. At the time of the annual meeting of the Company's stockholders, a director who is re-elected and has served on the Board of Directors for at least six months prior to the date of the annual meeting would receive an additional stock option grant with an exercise price equal to the fair market value of the Company's common stock on the date of grant. All options vest quarterly over a year's time or on the one year anniversary of the award, provided that the director is serving on the Board of Directors on the applicable vesting date.

Awards of restricted stock are valued at the fair market value of the Company's common stock on the date of the award. At the time of the annual meeting of the Company's stockholders, if the director is re-elected to the Board of Directors and has been serving on the Board for at least six months prior to the date of the annual meeting, the director would receive additional shares of restricted stock of the Company, valued at the fair market value of the Company's common stock on the date of the award. The contractual restrictions on all restricted stock awards lapse quarterly over a year's time, provided that the person is a member of the Board of Directors on the applicable lapse date.

During 2008, each non-management director was eligible for expense reimbursement for reasonable travel and lodging expenses incurred in connection with his attendance at Board and committee meetings.

Effective April 1, 2009, the Company's Board of Directors adopted a revised compensation policy. Under the new policy, each non-management member of the Board of Directors is entitled to a fee of $1,500 per month. No additional monetary compensation will be received for committee service or for service as the Chairman of the Board or Chairman of the Audit Committee. However, additional monetary compensation may be awarded at the Chairman of the Board's discretion for any director incurring overnight travel to attend Board meetings or other functions for the benefit of the Company. In addition, the number of shares underlying equity award grants was increased to 40,000 shares (60,000 shares for the Chairman of the Board) for stock option grants and to 20,000 shares (30,000 shares for the Chairman of the Board) for restricted stock awards.

Equity Compensation Plans

The following table provides information, as of December 31, 2008, regarding the Company's compensation plans (including individual compensation arrangements) under which the Company is authorized to issue equity securities.

Equity Compensation Plan Information

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))[1] (c)
Equity compensation plans approved by security holders	271,250[2]	$5.89	4,502,004[3]
Equity compensation plans not approved by security holders	—	—	—
Total	271,250		4,502,004

(1) Refers to shares of the Company's common stock.

(2) Includes shares issuable upon exercise of outstanding options under the Company's 2004 Equity Compensation Plan.

(3) All of the shares remaining for future issuance under the 2004 Equity Compensation Plan are available for issuance as restricted stock.

OWNERSHIP OF SECURITIES

Principal Stockholders and Share Ownership by Management

The following table sets forth information regarding beneficial ownership of the Company's common stock as of April 20, 2009 by (i) each person who is known by the Company to beneficially own more than 5% of its common stock; (ii) each person named in the Summary Compensation Table in this proxy statement, (iii) each person serving as a director or nominated for election as a director, and (iv) all current executive officers and directors as a group. Except as otherwise indicated by footnote, to the Company's knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

Beneficial Owner Name and Address[1]	Amount and Nature of Beneficial Ownership[2]	Percent of Class
Atlas Capital SA 118 Rue du Rhone CH-1204 Geneva, Switzerland	6,753,724	36.8%
Doron Roethler[3] c/o Strauss, Adar, Raviv & Co. Law Office 7 Menachem Begin Str. (Betzalel) 28th Floor Ramat Gan 52521, Israel	2,418,353	13.2%
David E. Colburn	0	*
Thomas Furr[4]	409,937	2.2%
Neile King[5]	34,587	*
Shlomo Elia[6]	52,500	*
C. James Meese, Jr.[7]	50,000	*

Dror Zoreff[8]	17,500	*
Roberta B. Hardy[9]	10,000	*
All officers and directors as a group (7 persons)[10]	2,582,940	14.1%

* Less than 1%

(1) Unless otherwise noted, all addresses are in care of the Company at 4505 Emperor Boulevard, Suite 320, Durham, North Carolina 27703.

(2) Based upon 18,333,122 shares of common stock outstanding on April 20, 2009. The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the person has sole or shared voting power or investment power and also any shares that the person has the right to acquire within 60 days of April 20, 2009 through the exercise of any stock options or other rights. Any shares that a person has the right to acquire within 60 days are deemed to be outstanding for the purpose of computing the percentage ownership of such person but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(3) Includes (i) 1,323,619 shares owned by Greenleaf Ventures Ltd., a British Virgin Islands company, (ii) 421,791 shares owned by Crystal Management Ltd., a company registered in Anguilla, and (iii) 672,943 shares of common stock owned directly by Doron Roethler, of which 3,750 shares are held pursuant to a restricted stock award as to which restrictions had not lapsed as of April 20, 2009.

(4) Includes 200 shares held in trust over which Mr. Furr has sole investment and voting power.

(5) Includes 32,750 shares held pursuant to restricted stock awards as to which restrictions had not lapsed as of April 20, 2009.

(6) Includes 2,500 shares held pursuant to a restricted stock award as to which restrictions had not lapsed as of April 20, 2009.

(7) Includes 40,000 shares subject to options exercisable within 60 days of April 20, 2009.

(8) Includes 15,000 shares subject to an option exercisable within 60 days of April 20, 2009.

(9) Includes 10,000 shares subject to an option exercisable within 60 days of April 20, 2009.

(10) For all current executive officers and directors as a group, includes a total of 65,000 shares subject to options exercisable within 60 days of April 20, 2009 and 39,000 shares held pursuant to restricted stock awards as to which restrictions had not lapsed as of April 20, 2009.

Arrangements That May Result in a Changes in Control

As described in detail under "Certain Relationships and Related Transactions" above, Atlas has certain relationships with the Company that, under certain circumstances, could result in Atlas obtaining a majority of the Company's outstanding common stock in the future. As of April 20, 2009, Atlas held 6,753,724 shares of the Company's common stock, which represents approximately 36.8% of the number of shares issued and outstanding, and continues to purchase the Company's common stock from time to time. Atlas also holds a warrant to purchase 444,444 shares of the Company's common stock at $2.70 per share, which is exercisable within 30 business days of the termination of the Paragon line of credit or if the Company is in default under the terms of the line of credit. In addition, Atlas holds $4.8 million aggregate principal amount of the Company's convertible secured subordinated notes due November 14, 2010, which are convertible into the Company's common stock on the earlier of November 14, 2010, certain change in control events, or an event of default. If the notes were converted at a price equal to the closing price of the Company's common stock on April 20, 2009, Atlas would receive 3,200,000 shares upon conversion of the notes.

Report of the Audit Committee

The role of the Audit Committee is to assist the Board of Directors in its oversight of the quality and integrity of the Company's financial statements, compliance with legal and regulatory requirements, qualification and independence of the Company's independent auditor, and performance of internal controls over financial reporting. The full responsibilities of the Audit Committee are described in a written charter adopted by the Board of Directors, a copy of which is posted on the Company's website at *www.smartonline.com*. The management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements, the Company's accounting and financial reporting principles, internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles in the United States of America.

In the performance of its oversight function, the Audit Committee has reviewed and discussed with management and the independent auditors the audited financial statements as of and for the year ended December 31, 2008. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, and has discussed with the auditors the auditors' independence.

The members of the Audit Committee in carrying out their duties are not engaged in the practice of accounting and do not act as auditors. Members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The Audit Committee's considerations and discussions referred to above do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company's auditors are in fact independent.

Based upon the review and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008 for filing with the Securities and Exchange Commission.

THE AUDIT COMMITTEE

C. James Meese, Jr., Chairman
Shlomo Elia
March 27, 2009

Principal Accountant

On April 17, 2009, the Company dismissed Sherb & Co., LLP ("Sherb") as the Company's independent registered public accounting firm and appointed Cherry, Bekaert & Holland, L.L.P. ("CB&H") as its independent registered public accounting firm for the fiscal year ending December 31, 2009. The decision to change accountants was approved by the Audit Committee of the Company's Board of Directors at a meeting held on April 16, 2009 and was due to the desire to rotate accounting firms as well as for CB&H's closer geographic proximity to the Company. Sherb served as the Company's independent registered public accounting firm from fiscal 2005 through fiscal 2008. Representatives from Sherb and CB&H are not expected to be present at the 2009 Annual Meeting of Stockholders, and thus will not have the opportunity to make a statement if they desire to do so and are not expected to be available to respond to appropriate questions.

There were no "disagreements" (as such term is defined in Item 304(a)(1)(iv) of Regulation S-K) with Sherb at any time during the fiscal years ended December 31, 2007 and December 31, 2008 and the period January 1, 2009 through April 17, 2009 regarding any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that if not resolved to the satisfaction of Sherb would have caused it to make reference to the subject matter of such disagreements in connection with its reports. In addition, during the same periods, no "reportable events" (as such term is defined in Item 304(a)(1)(v) of Regulation S-K) arose in the context of the Company's relationship with Sherb. Sherb's reports on the financial statements of the Company for the fiscal years ended December 31, 2007 and December 31, 2008 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report on the financial statements of the Company for the fiscal year ended December 31, 2008 contained an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern.

The Company requested that Sherb furnish the Company with a letter addressed to the SEC stating that Sherb agrees with the above statements. A copy of Sherb's letter, dated April 20, 2009, was filed as Exhibit 16.1 to the Company's Current Report on Form 8-K filed on April 20, 2009.

During the fiscal years ended December 31, 2007 and 2008 and through April 17, 2009, neither the Company nor anyone on the Company's behalf consulted with CB&H regarding (i) either the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, and CB&H did not provide any written report or oral advice to the Company that CB&H concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (ii) any matter that was either the subject of a "disagreement" (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a "reportable event" (as defined in Item 304(a)(1)(v) of Regulation S-K).

Principal Accounting Fees and Services

Audit Fees. Aggregate fees billed in 2007 for audit services, consisting of the audit of the Company's 2007 annual consolidated financial statements, including the reviews of the Company's Quarterly Reports on Form 10-Q filed during 2007, and reviews of Forms S-1 and 10-K/A, were approximately $103,999. Aggregate fees billed in 2008 for audit services, consisting of the audit of the Company's 2008 annual consolidated financial statements, including the reviews of the Company's Quarterly Reports on Form 10-Q filed during 2008, and assistance to the Company with its response to SEC comment letters, were approximately $91,166.

Audit-Related Fees. There were no audit-related fees billed by the principal accountant in fiscal 2007 and 2008.

Tax Fees. The principal accountant did not provide professional services related to tax compliance, tax advice, and tax planning during fiscal 2007 and 2008.

All Other Fees. There were no other fees billed by the principal accountant in fiscal 2007 and 2008.

All audit and permissible non-audit services provided by the Company's independent accountant, as well as the fees for such services, must be pre-approved by the Audit Committee. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve audit and permissible non-audit services, provided such pre-approval decisions are reported to the full Audit Committee at a later time. Any pre-approval is generally for the current fiscal year, and any pre-approval is detailed as to the particular service or category of services. All audit and non-audit services provided by the Company's independent accountant during fiscal 2007 and 2008 were pre-approved by or on behalf of the Audit Committee.

OTHER MATTERS

Other Business

Other than the election of directors, as described in this proxy statement, the Board of Directors presently knows of no other business to be conducted at the 2009 Annual Meeting of Stockholders. The Company has not received any notice from a stockholder desiring to present a proposal for consideration at the meeting, including any director nomination. Should any other business properly come before the meeting, the persons named in the accompanying form of proxy may vote the shares represented by the proxy in their discretion, except that under the rules of the SEC the accompanying proxy cannot be voted for more than five nominees.

2010 Annual Meeting of Stockholders

Pursuant to the rules of the SEC, stockholder proposals submitted for inclusion in the Company's proxy statement and form of proxy for the annual meeting to be held in 2010 must be received by the Company not later than December 31, 2009 and must comply with the SEC's rules in other respects.

Other stockholder proposals to be presented at the annual meeting in 2010, including director nominations, must comply with the notice requirements of the Company's bylaws and be delivered to the Company not later than April 17, 2010, nor earlier than March 18, 2010. Any such proposals should be sent by means that afford proof of delivery to the Secretary at the Company's principal executive offices.

Procedures for Director Nominations

Under the charter of the Corporate Governance and Nominating Committee, the Committee is responsible for identifying and selecting or recommending qualified candidates for membership on the Board of Directors. In identifying candidates, the Committee takes into account such factors as it considers appropriate, which may include (a) knowledge in the technology industry generally, and Software-as-a-Service specifically, (b) experience in the areas of accounting and finance, (c) mature business judgment, (d) the candidate's management, leadership, and business strategy experience, (e) the candidate's ability to manage a crisis, and (f) the candidate's knowledge of proper corporate governance.

The Corporate Governance and Nominating Committee is responsible for evaluating suggestions concerning possible candidates for election to the Board of Directors submitted to the Company, including those submitted by Board members (including self-nominations) and stockholders. All candidates, including those submitted by stockholders, will be evaluated by the Committee on the same basis as other candidates using the Board membership criteria described above and in accordance with applicable procedures. The Committee believes that the minimum qualifications for serving as a Company director are that a candidate demonstrate, by significant accomplishment in his or her field, an ability to make a meaningful contribution to the Board's oversight of the Company's business and affairs and have an impeccable record and reputation for honest and ethical conduct in his or her professional and personal activities. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing Board composition.

Once candidates have been identified, the Committee will determine whether such candidates meet the minimum qualifications for director nominees and will recommend qualified nominees to the Board of Directors. In accordance with the Company's bylaws, proposed nominees must tender, prior to nomination, an irrevocable, conditional letter of resignation that would be effective upon such person being charged with a felony or equivalent offense under the laws of any jurisdiction. The full Board of Directors will then approve qualified nominees for appointment or election to the Board of Directors.

Any stockholder desiring to present a nomination for consideration by the Corporate Governance and Nominating Committee prior to the 2010 Annual Meeting of Stockholders must do so in accordance with the Company's bylaws. See "2010 Annual Meeting of Stockholders" above.

Stockholder Communications with Directors

The Board of Directors, as a matter of policy, desires to facilitate communications between stockholders and directors to assist the Board in fulfilling its responsibilities to all stockholders. To that end, the Board has established a process for use by stockholders who desire to bring matters to the Board's attention. The process is intended to provide stockholders one means of communicating with directors and is not intended to be exclusive.

Any stockholder who desires to send a communication to members of the Board of Directors may submit it either by e-mail addressed to Corporate.Secretary@smartonline.com or by mail addressed to the attention of the Corporate Secretary at Smart Online, Inc., 4505 Emperor Boulevard, Suite 320, Durham, North Carolina 27703. All such communications should include the mailing address, telephone number, and e-mail address, if any, of the person submitting the communication. All communications properly submitted under these procedures, except those deemed inappropriate as noted below, will be delivered to all members of the Board of Directors periodically, generally in advance of each regularly scheduled Board meeting. The Board has directed that the Secretary not forward communications that (a) are not reasonably related to the business of the Company, (b) concern individual grievances or other interests that are personal to the stockholder submitting the communication and that cannot reasonably be construed to present a matter of concern to stockholders generally, or (c) under community standards, contain offensive, scurrilous, or abusive content or advocate engaging in illegal activities. If the Secretary, in his or her judgment, deems a communication inappropriate under the foregoing criteria, it will be returned to the person who submitted it together with a brief explanation of the reason why it has been deemed inappropriate for delivery.

Costs of Soliciting Proxies

The Company will bear the cost of this solicitation, including the preparation, printing, and mailing of the proxy statement, proxy card, and any additional soliciting materials sent by the Company to stockholders. The Company's directors, officers, and employees may solicit proxies personally or by telephone without additional compensation. The Company will also reimburse brokerage firms and other persons representing beneficial owners of shares for reasonable expenses incurred in forwarding proxy soliciting materials to the beneficial owners.

Availability of Report on Form 10-K

A copy of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (without exhibits), including financial statements, will be furnished without charge to any stockholder whose proxy is solicited hereby upon written request directed to the attention of Corporate Secretary, Smart Online, Inc., 4505 Emperor Boulevard, Suite 320, Durham, North Carolina 27703.

Stockholders Sharing the Same Last Name and Address

Only one Annual Report and proxy statement may be delivered to multiple stockholders sharing an address unless the Company has received contrary instructions from one or more of the stockholders. The Company will deliver promptly upon written or oral request a separate copy of the Annual Report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. Requests for additional copies should be directed to the Secretary by e-mail addressed to Corporate.Secretary@smartonline.com, by mail addressed to the attention of the Corporate Secretary at Smart Online, Inc., 4505 Emperor Boulevard, Suite 320, Durham, North Carolina 27703, or by telephone at (919) 765-5000. Stockholders sharing an address and currently receiving a single copy may contact the Secretary as described above to request that multiple copies be delivered in future years. Stockholders sharing an address and currently receiving multiple copies may request delivery of a single copy in future years by contacting the Secretary as described above.

Principal Executive Offices and Annual Meeting Location

The Company's principal executive offices are located at 4505 Emperor Boulevard, Suite 320, Durham, North Carolina 27703, and the main telephone number at that location is (919) 765-5000. The 2009 Annual Meeting of Stockholders will be held in the Board Room at the Company's principal executive offices on Tuesday, June 16, 2009, at 9:00 a.m. local time. Requests for directions to the meeting location may be directed to Kristen Warren by telephone at (919) 765-5000, Option 0, or by e-mail at kristen.warren@smartonline.com.

Dated: April 30, 2009

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 001-32634

SMART ONLINE, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**95-4439334** (I.R.S. Employer Identification No.)
4505 Emperor Blvd., Ste. 320 **Durham, North Carolina** (Address of principal executive offices)	**27703** (Zip Code)

(919) 765-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
N/A	**N/A**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]
Non-accelerated filer [ ] (Do not check if a smaller reporting company)	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of common stock held by non-affiliates of the registrant as of June 30, 2008 was approximately $47,601,644 (based on the closing sale price of $3.15 per share).

The number of shares of the registrant's Common Stock, $0.001 par value per share, outstanding as of March 24, 2009 was 18,333,455.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Stockholders to be held June 16, 2009 are incorporated by reference into Part III.

TABLE OF CONTENTS

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PART I

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, regarding our plans, objectives, expectations, intentions, future financial performance, future financial condition, and other statements that are not historical facts. You can identify these statements by our use of the future tense, or by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "intend," "estimate," "continue," and other similar words and phrases. Examples of sections containing forward-looking statements include Part I, Item 1, "Business" and Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations." These forward-looking statements are subject to risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are directed to risks and uncertainties identified in Part I, Item 1A, "Risk Factors" and elsewhere in this report for factors that may cause actual results to be different than those expressed in these forward-looking statements. Except as required by law, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

Item 1. Business

General

In this Annual Report on Form 10-K, we refer to Smart Online, Inc. as "Smart Online," the "Company," "us," "we," and "our." Smart Online was incorporated in Delaware in August 1993 and became a public company through a self-registration in February 2005. Smart Online's common stock trades on the OTC Bulletin Board, or the OTCBB, under the symbol "SOLN."

We develop and market software products and services targeted to small businesses that are delivered via a Software-as-a-Service, or SaaS, model. We also provide website consulting services, primarily in the e-commerce retail industry. We reach small businesses primarily through arrangements with channel partners that private label our software applications and market them to their customer bases through their corporate websites. We believe these relationships provide a cost- and time-efficient way to market to a diverse and fragmented yet very sizeable small-business sector. We also offer our products directly to end-user small businesses through our OneBiz® branded website.

History

During the early stages of our development, we offered application-specific software using the "shrink-wrapped" method of distribution of diskettes and CD-ROMs, primarily through large office supply retailers. In 2000, we undertook a significant shift in our business strategy by moving away from the development and sale of shrink-wrapped software products and began developing SaaS applications for sale over the Internet.

Unlike the shrink-wrapped distribution method that requires the end user to install, configure, and maintain hardware, software, and network services internally to support the software applications, or the ASP model that permits access to the software resident on a server by a user from one dedicated PC, our proprietary multi-tenant SaaS applications allow small businesses to subscribe and access those applications via a browser from any PC on an as-needed basis, with no installation or maintenance required by the end user.

In October 2005, we acquired substantially all of the assets of Computility, Inc., or Computility, an Iowa-based, privately held developer and distributor of sales force automation and customer relationship management, or SFA/CRM, software applications. We operated this business under the name Smart CRM, Inc. (d/b/a Computility), or Smart CRM. Upon our integration of Smart CRM's SFA/CRM application into our OneBiz® platform, we determined that the remaining operations of Smart CRM, specifically consulting and network management, were not integral to our ongoing operations and business model. On September 29, 2006, we sold these non-integral Smart CRM assets to Alliance Technologies, Inc., or Alliance, and reclassified Smart CRM as a discontinued operation.

The Smart CRM assets sold to Alliance included the SFA/CRM software application developed and sold by Smart CRM and its predecessor-in-interest, Computility. We retained all rights relating to the derivative SFA/CRM SaaS application developed by us with Smart CRM and incorporated into our SaaS offerings.

In October 2005, we purchased all of the capital stock of iMart Incorporated, or iMart, a Michigan-based company providing multi-channel e-commerce systems. Subsequently, we operated this business as our wholly owned subsidiary, Smart Commerce, Inc., or Smart Commerce.

In 2007, we operated our company as two segments. The two segments were our core operations, or the Smart Online segment, and the operations of our wholly owned subsidiary Smart Commerce, or the Smart Commerce segment. The Smart Online segment generated revenues from the development and distribution of Internet-delivered SaaS small-business applications through a variety of channels. The Smart Commerce segment generated revenues primarily from subscriptions to our multi-channel e-commerce systems, including domain name registration and e-mail solutions, e-commerce solutions, and website design, as well as website hosting and consulting services. We included costs that were not allocated to specific segments, such as corporate general and administrative expenses and share-based compensation expenses, in the Smart Online segment. During late 2007 and the first quarter of 2008, we realigned certain production and development functions and eliminated redundant administrative functions and now report the consolidated business as a single business segment.

In the second half of 2007, we commenced an overall evaluation of our business model as well as our current technologies, the outcome of which was our decision to develop a core industry-standard platform for small business with an architecture designed to integrate with a virtually unlimited number of other applications, services, and existing infrastructures. These applications would include not only our own small-business applications, which we are currently optimizing, but also other applications we expect to arise from collaborative partnerships with third-party developers and service providers. In addition, we identified emerging-market opportunities in the small-business segment to leverage social networking and community building. We are currently refining and integrating these capabilities into the core platform to be readily available in a "plug-and-play" fashion to meet any anticipated customer need or desire. We believe that this platform and associated applications will provide opportunities for new sources of revenue, including an increase in our subscription fees. We also believe, because the platform is designed to follow industry-standard protocol, that the customization efforts and associated timeline previously necessary to meet a particular customer's requirements will diminish significantly, allowing us to shorten the sale-to-revenue cycle. As we near completion of the development of our industry-standard platform, we began shifting our focus from development toward the sales and marketing of the new platform in the fourth quarter of 2008.

In light of our new operating strategy involving the industry-standard platform, the consolidation of all operations into our North Carolina headquarters, and other factors including certain income tax advantages, we concluded in the latter part of 2008 that it was no longer necessary to operate with the Smart Commerce and Smart CRM subsidiaries. As a result, an upstream merger was completed as of December 31, 2008 that merged the subsidiaries with the parent corporation.

Principal Products and Services

Our principal products and services include:

- SaaS applications for business management, web marketing, and e-commerce;
- Software business tools that assist customers in developing written content; and
- Services that are designed to complement our product offerings and allow us to create custom business solutions that fit our end users' and channel partners' needs.

Our SaaS applications are designed to allow end users to access and work on information securely from any location where an Internet browser can be accessed. These applications include:

e-Commerce – Our e-commerce applications are designed to give customers the capability to conduct transactions online. These applications also include inventory query, shopping cart, financial transactions, shipping, domain name registration and business-to-business communication for small businesses. We provide consulting services such as website design and launch, among others, in connection with these applications. Our e-commerce offerings are designed to help direct marketers increase sales, better leverage corporate resources, and deliver superior customer service.

SFA/CRM – Our SFA/CRM application allows end users to create standardized processes to define their sales approach, create marketing plans, and monitor and guide sales activities. Users can utilize the customer service management feature to create, monitor, and track service requests. In addition, users can display and present their business data with built-in report templates designed to provide information on sales activity, pipeline activity, revenue, and other relevant business data.

Business Dashboard – Our Business Dashboard application provides a snapshot of real-time business data in a single view, allowing users to monitor key information about their company and employees. Examples of business information that end users may view on the dashboard include a list of key documents for the user, daily events scheduled, product shipments, and a list of new employees. The dashboard displays different information to each user based upon his or her job function and access levels within the company.

Accounting – Our Accounting application is targeted for end users that want to create and maintain their accounting records online in a secure fashion, but do not have the resources or desire to utilize traditional accounting applications designed for larger businesses. The Accounting application enables a user to create invoices, record payments, print checks, produce real-time financial statements and reports, as well as manage accounts receivable and payable.

Human Resource Center – Our Human Resource, or HR, Center application is designed to allow companies to manage their daily human resources needs, including employee information, HR documents, performance reviews, and compensation. The HR Center application also allows employers to manage the attendance records of each employee by creating and assigning vacation, sick leave, civil leave, and leave under other policies to each employee. The application allows an end-user manager to monitor and approve or decline time-off requests and automatically track how much time each employee has available on a per-policy basis.

Calendar – Our Calendar application is a full-function, easy-to-use online calendar. The Calendar application features daily, weekly, and monthly views, together with a mini calendar that allows the end user to quickly browse to any date. Automated e-mail reminders can be scheduled, indicating notification of an upcoming event. In addition, employees may collaborate with their colleagues by sharing their calendars and events. This application also includes a to-do list to set up tasks, assign priorities and due dates, and mark tasks as complete.

Contacts – Our Contacts application is designed to provide users with an online business contact management system. Contacts can be sorted by group or alphabetically and may be shared among colleagues. End users can add, edit, and remove contact groups as needed, or they can use the default set of groups.

In addition to our SaaS applications, we offer a variety of online tools to assist users with business processes, such as Business Plan Writer, Business Letters, Business and Legal Forms, Marketing Plan Writer, Job Description Writer, Employee Policy Manual Writer, Government Forms, and Business Guides.

We also provide services that are designed to complement our product offerings and allow us to create custom business solutions that fit our channel partners' needs. These services include business consulting, graphic design, website content syndication, specialized compensation calculations, inventory management, domain name registration, personalized e-mail creation, express package tracking, business plan writing, e-commerce tax services, e-mail marketing, web analytics, warehouse order fulfillment, and business and personal calculators.

Mode of Operations

Software-as-a-Service Model – We follow the SaaS model for delivering our products and services to end users. The on-demand SaaS model developed using multi-tenant architecture enables end users to visit a website and use the SaaS applications, all via a web browser, with no installation, no special information technology knowledge, and no maintenance. The SaaS application is transformed into a service that can be used anytime and anywhere by the end user. Multi-tenant SaaS applications also permit us to add needed functionality to our applications in one location for the benefit of all end users. This capability allows us to provide upgrades universally.

Integration and Sharing – Our SaaS applications have the capability to allow sharing of information (with selectivity and control options) among members of an organization. Each company that subscribes to our SaaS applications can have multiple members or employees who share information with one another. Information entered by one employee can be shared and modified by one or more other employees who have the appropriate access authority.

Target Market and Sales Channels

Our consistent focus has been to design software products and services to help start and run small businesses in a more efficient and cost-effective manner. The small-business market is diverse and fragmented, yet very large and, we believe, underserved. We have focused on offering a wide range of software products that combine simplicity and affordability and that meet the needs of small businesses with capabilities that typically can be afforded only by much larger companies. We believe the growth rate of small businesses using web-based applications will exceed the growth rate of large enterprises. We follow a two-prong approach to target these small business and entrepreneurial end users that access our software products and services via the Internet. The first is an indirect approach via marketing partners that are vertical intermediaries in industries such as agriculture, finance, telecommunications, direct selling, retail, and technology as channels to reach these small-business customers. The second is a direct approach via a website we develop and maintain where our applications and business tools are marketed and sold via monthly subscription under the OneBiz® brand.

Principal Customers

Currently, we consider three customers as our major customers, and the loss of any of these customers could have a material adverse effect on our business.

Britt Worldwide, or BWW, is an entity that indirectly controls a significant number of independent business owners, or IBOs, who currently subscribe to our services. The aggregate of the subscriptions from these IBOs represented approximately 21% of our consolidated revenues for the year ended December 31, 2008. BWW became a customer after we acquired iMart in October 2005 and represented 24% of our revenues in 2007. Although our revenue is derived from the IBOs, BWW can influence the actions of the IBOs, so this revenue has been aggregated for purposes of this Annual Report on Form 10-K.

URAssociation, or URA, is another entity that indirectly controls a significant number of IBOs who currently subscribe to our services. The aggregate of the subscriptions from these IBOs represented approximately 28% of our consolidated revenues for the year ended December 31, 2008. URA became a customer in 2007 and represented 11% of our revenues in that year. Although our revenue is derived from the IBOs, URA can influence the actions of the IBOs, so this revenue has been aggregated for purposes of this Annual Report on Form 10-K.

Vera Bradley Designs, Inc., or Vera Bradley, is a manufacturer of high quality handbags, luggage, and other accessories. Vera Bradley accounted for approximately 28% of our consolidated revenues for the year ended December 31, 2008. Vera Bradley became a customer in 2006 and represented 22% of our revenues in 2007.

Research and Development

In the second half of 2007, as part of a general restructuring, we began to conduct an evaluation of our technology, platforms, and applications in an effort to document and improve upon our current product offerings and determine which applications, if any, should be discontinued. During 2008, we decided to develop an industry-standard platform that would allow significant technological flexibility with current and future customers. We devoted a substantial amount of time and effort in 2008 to developing this platform, updating and migrating our business applications and tools to the new platform, and enhancing the user interface of the products.

Our research and development costs were approximately $3.0 million and $2.5 million in 2008 and 2007, respectively. We have not engaged in any customer-sponsored research and development.

Competition

The market for small-business software applications in both the traditional and SaaS environments is highly competitive and subject to rapid changes in technology and delivery. The direct competition we face depends on the software application within our platforms and the delivery model capabilities of our competitors.

We have two primary categories of competitors: large companies that offer a wide range of products for small- to medium-size businesses, and companies that offer only one or two software products that compete with our broad range of software products. Our principal direct competition is a number of very large vendors of SaaS applications for small businesses that sell many products similar to ours. These competitors include, but are not limited to, Microsoft, Oracle, NetSuite, Intuit, SAP, Sage, Yahoo!, and Google.

Companies that offer only one or two products that compete with our suite of SaaS applications include:

- Accounting software applications: NetSuite, Intuit, SAP, Sage, Microsoft, and others
- Human resource software applications: ADP, Sage, and others
- SFA/CRM applications: Microsoft, Sage, salesforce.com, NetSuite, and others
- e-Commerce solutions: Register.com, GoDaddy.com, 1and1 Internet, eBay's Storefront, Yahoo! Store, Microsoft, NetSuite, Intuit, and others

We also expect to face competition from new entrants marketing SaaS applications similar to ours to small businesses.

Although we believe we offer highly competitive services and software, many of our competitors do or may have greater resources and a larger number of total customers for their products and services. In addition, a number of our competitors already sell certain products to our current and potential customers, as well as to systems integrators and other vendors and service providers. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, and sale of their products, than we can. It is also possible that new competitors or alliances among competitors or other third parties may emerge and rapidly acquire market share. Increased competition may result in price reductions, reduced gross margins, and change in market share, any of which could adversely impact our revenue and profitability targets and timetables.

On each competitive front, we seek to compete against these larger and better-financed companies primarily by offering an extensive suite of SaaS applications that are useful to small businesses. We believe we offer more SaaS applications and features specifically targeted to small businesses than most of our competitors. We also believe a distinctive value proposition we offer is the integration of our applications. To meet our business objectives, we will need to continue to develop high quality and competitively priced new applications for our SaaS offerings. If we are unable to do so, our revenue and profitability targets and timetables could be adversely impacted.

To compete effectively in the SaaS market, we plan to leverage the marketing resources and small-business customer relationships of our private-label marketing partners that sell our SaaS applications by offering innovative and value-added products and services.

Intellectual Property

Our success depends, in part, upon our proprietary technology, processes, trade secrets, and other proprietary information and our ability to protect this information from unauthorized disclosure and use. We rely on a combination of copyright, trade secret, and trademark laws, confidentiality procedures, contractual provisions, and other similar measures to protect our proprietary information. We do not own any issued patents or have any patent applications pending. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or design around certain aspects of our SaaS offerings or to obtain and use information that we regard as proprietary, and third parties may attempt to develop similar technology independently. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and we expect that it will become more difficult to monitor use of our products if we develop an international presence.

We have registered copyrights, trademarks, and registered service marks on several products and data services. These marks include, but are not limited to: Smart Online®, OneBiz®, Smart Attorney®, Smart Business Plan®, Smart Marketing Plan®, iMart™, and OneDomain®.

As part of our efforts to protect our proprietary information, we enter into license agreements with our customers and nondisclosure agreements with certain of our employees, consultants, and corporate partners. These agreements generally contain restrictions on disclosure, use, and transfer of our proprietary information for a period of three years. We also employ various physical and technological security measures to protect our software source codes, technology, and other proprietary information.

Employees

As of December 31, 2008, we had 38 full-time employees. No employees are known by us to be represented by a collective bargaining agreement, and we have never experienced a strike or similar work stoppage.

Directors and Executive Officers of the Company

The members of our current Board of Directors are the following:

Doron Roethler
Chairman of the Board and Interim President and Chief Executive Officer; Managing Director of TMF Airmarine BV, an independent aviation spare parts company

Shlomo Elia
Director of 3Pen Ltd., a private holding company focusing on business opportunities in Internet infrastructure and telecommunications

Roberta B. Hardy
Managing partner of Silk Road Partners, LLC, a "Mentor Capital" firm providing guidance to early stage companies and exit strategies for later stage companies; Chairman of A Million Dreams Across America, a non-profit organization that provides intensive training for entrepreneurs; and Chairman of Atlantis Group, LLC, an angel investment group

C. James Meese, Jr.
President of Business Development Associates, Inc., a strategic advisory firm that consults with middle market companies on acquisitions, divestitures, valuations and corporate governance

Dror Zoreff
President and CEO of Donor Management Services, Inc., a New York-based company that provides major donors, corporations, and foundations a unique set of tools and services to ensure their charitable gifts are properly used and achieve the desired impact

Our current executive officers are the following:

Doron Roethler
Interim President and Chief Executive Officer

Neile King
Chief Operating Officer and Vice President, Sales and Marketing

Timothy Krist
Chief Financial Officer

Available Information

Our corporate information is accessible through our main web portal at www.smartonline.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this Annual Report on Form 10-K. Although we endeavor to keep our website current and accurate, there can be no guarantees that the information on our website is up to date or correct. We make available, free of charge, access to all reports filed with the U.S. Securities and Exchange Commission, or SEC, including our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, and amendments to these reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. These reports may be accessed by following the link under "About Us - Investor Relations" on our website.

ITEM 1A. Risk Factors

We operate in a dynamic and rapidly changing business environment that involves substantial risk and uncertainty, and these risks may change over time. The following discussion addresses some of the risks and uncertainties that could cause, or contribute to causing, actual results to differ materially from expectations. In evaluating our business, you should pay particular attention to the descriptions of risks and uncertainties described below. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us that we currently deem immaterial, or that are similar to those faced by other companies in our industry or business in general, may also affect our business. If any of the risks described below actually occur, our business, financial condition, or results of operations could be materially and adversely affected.

Historically, we have operated at a loss, and we continue to do so.

We have had recurring losses from operations and continue to have negative cash flows. If we do not become cash flow positive through additional financing or growth, we may have to cease operations and liquidate our business. Our working capital, including our revolving line of credit with Paragon Commercial Bank, or Paragon, and convertible note financing should fund our operations for the next 12 to 18 months. As of March 24, 2009, we have approximately $200,000 available on our line of credit and approximately $9 million available through our convertible note financing. Factors such as the commercial success of our existing services and products, the timing and success of any new services and products, the progress of our research and development efforts, our results of operations, the status of competitive services and products, the timing and success of potential strategic alliances or potential opportunities to acquire technologies or assets, the charges filed against a former officer and a former employee by the SEC and the United States Attorney General, and the pending shareholder class action lawsuit may require us to seek additional funding sooner than we expect. If we fail to raise sufficient financing, we will not be able to implement our business plan and may not be able to sustain our business.

In addition, our current primary credit facilities consisting of the Paragon line of credit and the convertible note financing both have maturity dates in 2010. Should we be unable to repay the principal then due from operations or from new or renegotiated capital funding sources, we may not be able to sustain our business. As of March 24, 2009, we have approximately $2.27 million outstanding on our line of credit and $6.3 million aggregate principal amount of convertible notes outstanding.

Our independent registered public accountants indicate that they have substantial doubts that we can continue as a going concern. Our independent registered public accountants' opinion may negatively affect our ability to raise additional funds, among other things. If we fail to raise sufficient capital, we will not be able to implement our business plan, we may have to liquidate our business, and you may lose your investment.

Sherb & Co., LLP, our independent registered public accountants, has expressed substantial doubt in their report included with this Annual Report on Form 10-K about our ability to continue as a going concern given our recurring losses from operations and deficiencies in working capital and equity, which are described in the first risk factor above. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital, we will not be able to implement our business plan, we may have to liquidate our business, and you may lose your investment. You should consider our independent registered public accountants' comments when determining if an investment in us is suitable.

Current economic uncertainties in the global economy could adversely impact our growth, results of operations, and our ability to forecast future business.

Since 2008, there has been a downturn in the global economy, slower economic activity, decreased consumer confidence, reduced corporate profits and capital spending, adverse business conditions, and liquidity concerns. These conditions make it difficult for our customers and us to accurately forecast and plan future business activities, and they could cause our customers to slow or defer spending on our products and services, which would delay and lengthen sales cycles, or change their willingness to enter into longer-term licensing and support arrangements with us. Furthermore, during challenging economic times our customers may face issues gaining timely access to sufficient credit, which could result in an impairment of their ability to make timely payments to us. If that were to occur, we may be required to increase our allowance for doubtful accounts and our results would be negatively impacted.

We may also face difficulties in obtaining additional credit or renewing existing credit at favorable terms, or at all, which could impact our ability to fund our operations or to meet debt repayment requirements as they come due.

We cannot predict the timing, strength, or duration of any economic slowdown or subsequent economic recovery. If the downturn in the general economy or markets in which we operate persists or worsens from present levels, our business, financial condition, and results of operations could be materially and adversely affected.

Our business is dependent upon the development and market acceptance of our applications.

Our future financial performance and revenue growth will depend, in part, upon the successful development, integration, introduction, and customer acceptance of our software applications. Thereafter, other new products, whether developed or acquired, and enhanced versions of our existing applications will be critically important to our business. Our business could be harmed if we fail to deliver timely enhancements to our current and future solutions that our customers desire. We also must continually modify and enhance our services and products to keep pace with market demands regarding hardware and software platforms, database technology, information security, and electronic commerce technical standards. Our business could be harmed if we fail to achieve the improved performance that customers want with respect to our current and future product offerings. There can be no assurance that our products will achieve widespread market penetration or that we will derive significant revenues from the sale or licensing of our platforms or applications.

We have not yet demonstrated that we have a successful business model.

We have invested significantly in infrastructure, operations, and strategic relationships to support our SaaS delivery model, which represents a significant departure from the delivery strategies that we and other software vendors have traditionally employed. To maintain positive margins for our small-business services, our revenues will need to continue to grow more rapidly than the cost of such revenues. We anticipate that our future financial performance and revenue growth will depend, in large part, upon our Internet-based SaaS business model and the results of our sales efforts to reach agreements with marketing partners with small-business customer bases, but this business model may become ineffective due to forces beyond our control that we do not currently anticipate. Although we currently have various agreements and continue to enter into new agreements, our success depends in part on the ultimate success of our marketing partners and referral partners and their ability to market our products and services successfully. Our partners are not obligated to provide potential customers to us and may have difficulty retaining customers within certain markets that we serve. In addition, some of these third parties have entered, and may continue to enter, into strategic relationships with our competitors. Further, many of our strategic partners have multiple strategic relationships, and they may not regard us as significant for their businesses. Our strategic partners may terminate their respective relationships with us, pursue other partnerships or relationships, or attempt to develop or acquire products or services that compete with our products or services. Our strategic partners also may interfere with our ability to enter into other desirable strategic relationships. If we are unable to maintain our existing strategic relationships or enter into additional strategic relationships, we will have to devote substantially more resources to the distribution, sales, and marketing of our products and services.

In addition, our end users currently do not sign long-term contracts. They have no obligation to renew their subscriptions for our services after the expiration of their initial subscription period and, in fact, they have often elected not to do so. Our end users also may renew for a lower-priced edition of our services or for fewer users. These factors make it difficult to accurately predict customer renewal rates. Our customers' renewal rates may decline or fluctuate as a result of a number of factors, including when we begin charging for our services, their dissatisfaction with our services, and their capability to continue their operations and spending levels. If our customers do not renew their subscriptions for our services or we are not able to increase the number of subscribers, our revenue may decline and our business will suffer.

Failure to comply with the provisions of our debt financing arrangements could have a material adverse effect on us.

Our revolving line of credit from Paragon is secured by an irrevocable standby letter of credit issued by HSBC Private Bank (Suisse) SA, or HSBC, with Atlas Capital SA, or Atlas, as account party. Our secured subordinated convertible notes are secured by a first priority lien on all of our unencumbered assets.

If an event of default occurs under our debt financing arrangements and remains uncured, then the lender could foreclose on the assets securing the debt. If that were to occur, it would have a substantial adverse effect on our business. In addition, making the principal and interest payments on these debt arrangements may drain our financial resources or cause other material harm to our business.

If our security measures are breached and unauthorized access is obtained to our customers' data or our data, our service may be perceived as not being secure, customers may curtail or stop using our service, and we may incur significant legal and financial exposure and liabilities.

Our service involves the storage and transmission of customers' proprietary information. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, unauthorized access is obtained to our customers' data or our data, our reputation could be damaged, our business may suffer, and we could incur significant liability. In addition, third parties may attempt to fraudulently induce employees or customers to disclose sensitive information such as user names, passwords, or other information in order to gain access to our customers' data or our data, which could result in significant legal and financial exposure and a loss of confidence in the security of our service that would harm our future business prospects. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers. In addition, our new industry-standard platform may allow access by third-party technology providers to access customer data. Because we do not control the transmissions between our customers and third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the complete integrity or security of such transmissions or processing.

The SEC action against us, the SEC and criminal actions brought against certain former employees, and related stockholder and other lawsuits have damaged our business, and they could damage our business in the future.

The lawsuit filed against us by the SEC, the SEC and criminal actions filed against a former officer and a former employee, and the class action lawsuit filed against us and certain current and former officers, directors, and employees have harmed our business in many ways and may cause further harm in the future. Since the initiation of these actions, our ability to raise financing from new investors on favorable terms has suffered due to the lack of liquidity of our stock, the questions raised by these actions, and the resulting drop in the price of our common stock. As a result, we may not raise sufficient financing, if necessary, in the future.

Legal and other fees related to these actions have also reduced our available cash for operations. We make no assurance that we will not continue to experience additional harm as a result of these matters. The time spent by our management team and directors dealing with issues related to these actions detracts from the time they spend on our operations, including strategy development and implementation. These actions also have harmed our reputation in the business community, jeopardized our relationships with vendors and customers, and decreased our ability to attract qualified personnel, especially given the media coverage of these events.

In addition, we face uncertainty regarding amounts that we may have to pay as indemnification to certain current and former officers, directors, and employees under our Bylaws and Delaware law with respect to these actions, and we may not recover all of these amounts from our directors' and officers' liability insurance policy carrier. Our Bylaws and Delaware law generally require us to indemnify, and in certain circumstances advance legal expenses to, current and former officers, directors, and employees against claims arising out of such person's status or activities as our officer, director, or employee, unless such person (i) did not act in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests; or (ii) had reasonable cause to believe his conduct was unlawful. As of March 24, 2009, there are SEC and criminal actions pending against a former executive officer and a former employee who have requested that we indemnify them and advance expenses incurred by them in the defense of those actions. Also, a stockholder class action lawsuit has been filed against us and certain of our current and former officers, directors, and employees. The SEC, criminal, and stockholder actions are more fully described in Part I, Item 3, "Legal Proceedings," in this Annual Report on Form 10-K.

Generally, we are required to advance defense expenses prior to any final adjudication of an individual's culpability. The expense of indemnifying our current and former directors, officers, and employees for their defenses or related expenses in connection with the current actions may be significant. Our Bylaws require that any director, officer, employee, or agent requesting advancement of expenses enter into an undertaking with us to repay any amounts advanced unless it is ultimately determined that such person is entitled to be indemnified for the expenses incurred. This provides us with an opportunity, depending upon the final outcome of the matters and the Board's subsequent determination of such person's right to indemnity, to seek to recover amounts advanced by us. However, we may not be able to recover any amounts advanced if the person to whom the advancement was made lacks the financial resources to repay us. If we are unable to recover the amounts advanced, or can do so only at great expense, our operations may be substantially harmed as a result of loss of capital.

Although we have purchased insurance that may cover these obligations, we can offer no assurances that all of the amounts that may be expended by us will be recovered under our insurance policies. It is possible that we may have an obligation to indemnify our current and former officers, directors, and employees under the terms of our Bylaws and Delaware law, but that there may be insufficient coverage for these payments under the terms of our insurance policies. Therefore, we face the risk of making substantial payments related to the defense of these actions, which could significantly reduce amounts available to fund working capital, capital expenditures, and other general corporate objectives.

In addition, our insurance policies provide that, under certain conditions, our insurance carriers may have the right to seek recovery of any amounts they paid to us or the individual insureds. As of March 24, 2009, we do not know and can offer no assurances about whether these conditions will apply or whether the insurance carriers will change their position regarding coverage related to the current actions. Therefore, we can offer no assurances that our insurance carriers will not seek to recover any amounts paid under their policies from us or the individual insureds. If such recovery is sought, then we may have to expend considerable financial resources in defending and potentially settling or otherwise resolving such a claim, which could substantially reduce the amount of capital available to fund our operations.

Compliance with regulations governing public company corporate governance and reporting is uncertain and expensive.

As a public company, we have incurred and will continue to incur significant legal, accounting, and other expenses that we did not incur as a private company. We incur costs associated with our public company reporting requirements and with corporate governance and disclosure requirements, including requirements under the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley, and new rules implemented by the SEC and the Financial Industry Regulatory Authority, or FINRA. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and costly.

We currently are required to comply with the requirements of Section 404 of Sarbanes-Oxley involving management's assessment of our internal control over financial reporting, and our independent accountant's audit of our internal control over financial reporting is required for fiscal 2009. To comply with these requirements, we are evaluating and testing our internal controls, and where necessary, taking remedial actions, to allow management to report on, and our independent auditors to attest to, our internal control over financial reporting. As a result, we have incurred and will continue to incur expenses and diversion of management's time and attention from the daily operations of the business, which may increase our operating expenses and impair our ability to achieve profitability.

Officers, directors, and principal stockholders control us. This might lead them to make decisions that do not align with interests of minority stockholders.

Our officers, directors, and principal stockholders beneficially own or control a large percentage of our outstanding common stock. Certain of these principal stockholders hold warrants and convertible notes, which may be exercised or converted into additional shares of our common stock under certain conditions. The convertible noteholders have designated a bond representative to act as their agent. We have agreed that the bond representative shall be granted access to our facilities and personnel during normal business hours, shall have the right to attend all meetings of our Board of Directors and its committees, and shall receive all materials provided to our Board of Directors or any committee of our Board. In addition, so long as the notes are outstanding, we have agreed that we will not take certain material corporate actions without approval of the bond representative. The Chairman of our Board of Directors currently is serving as the bond representative.

Our officers, directors, and principal stockholders, acting together, would have the ability to control substantially all matters submitted to our stockholders for approval (including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets) and to control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring, or preventing a change in control of us; impeding a merger, consolidation, takeover, or other business combination involving us; or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could materially and adversely affect the market price of our common stock.

Any issuance of shares of our common stock in the future could have a dilutive effect on the value of our existing stockholders' shares.

We may issue shares of our common stock in the future for a variety of reasons. For example, under the terms of our stock purchase warrant and agreement with Atlas, it may elect to purchase up to 444,444 shares of our common stock at $2.70 per share upon termination of, or if we are in breach under the terms of, our line of credit with Paragon. In connection with our private financing in February 2007, we issued warrants to the investors to purchase an additional 1,176,471 shares of our common stock at $3.00 per share and a warrant to our placement agent in that transaction to purchase 35,000 shares of our common stock at $2.55 per share. Upon maturity of their convertible notes, our noteholders may elect to convert all, a part of, or none of their notes into shares of our common stock at a floating conversion price. In addition, we may raise funds in the future by issuing additional shares of common stock or other securities.

If we raise additional funds through the issuance of equity securities or debt convertible into equity securities, the percentage of stock ownership by our existing stockholders would be reduced. In addition, such securities could have rights, preferences, and privileges senior to those of our current stockholders, which could substantially decrease the value of our securities owned by them. Depending on the share price we are able to obtain, we may have to sell a significant number of shares in order to raise the necessary amount of capital. Our stockholders may experience dilution in the value of their shares as a result.

Shares eligible for public sale could adversely affect our stock price.

Future sales of substantial amounts of our shares in the public market, or the appearance that a large number of our shares are available for sale, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our securities. At March 24, 2009, 18,333,455 shares of our common stock were issued and outstanding, and a significant number of shares may be issued upon the exercise of outstanding options, warrants, and convertible notes.

In addition, our stock historically has been very thinly traded. Our stock price may decline if the resale of shares under Rule 144, in addition to the resale of registered shares, at any time in the future exceeds the market demand for our stock.

Our stock price is likely to be highly volatile and may decline.

The trading prices of the securities of technology companies have been highly volatile. Accordingly, the trading price of our common stock has been and is likely to continue to be subject to wide fluctuations. Further, our common stock has a limited trading history. Factors affecting the trading price of our common stock generally include the risk factors described in this report.

In addition, the stock market from time to time has experienced extreme price and volume fluctuations that have affected the trading prices of many emerging growth companies. Such fluctuations have often been unrelated or disproportionate to the operating performance of these companies. These broad trading fluctuations could adversely affect the trading price of our common stock.

Further, securities class action litigation has often been brought against companies that experience periods of volatility in the market prices of their securities. A securities class action was filed against us in October 2007 as more fully described in Part I, Item 3, "Legal Proceedings," of this report. This securities class action litigation could result in substantial costs and diversion of our management's attention and resources. We may determine, like many defendants in such lawsuits, that it is in our best interest to settle the lawsuit, even if we believe that the plaintiffs' claims have no merit, to avoid the cost and distraction of continued litigation. Any liability we incur in connection with this or any other potential lawsuit could materially harm our business and financial position and, even if we defend ourselves successfully, there is a risk that management's distraction in dealing with this type of lawsuit could harm our results.

Our securities may be subject to "penny stock" rules, which could adversely affect our stock price and make it more difficult for our stockholders to resell their stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quotation systems, provided that reports with respect to transactions in such securities are provided by the exchange or quotation system pursuant to an effective transaction reporting plan approved by the SEC).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prescribed by the SEC and certain other information related to the penny stock, the broker-dealer's compensation in the transaction, and the other penny stocks in the customer's account.

In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement related to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements could have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling those securities.

Our executive management team is critical to the execution of our business plan and the loss of their services could have a severely negative impact on our business.

Our executive management team has undergone significant changes during the last half of 2007 and during 2008, including the resignation of our Chief Executive Officer in December 2008. Although we have resolved the SEC charges filed against us, it may be difficult to attract highly qualified candidates to serve on our executive management team. If we cannot attract and retain qualified personnel and integrate new members of our executive management team effectively into our business, then our business and financial results may suffer. In addition, all of our executive team works at the same location, which could make us vulnerable to the loss of our entire team in the event of a natural or other disaster. We do not maintain key man insurance policies on any of our employees.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

Our corporate headquarters and research and development facility is located in Durham, North Carolina near Research Triangle Park and consists of approximately 9,837 square feet of office space held under a prepaid sublease that expires in September 2011.

Item 3. Legal Proceedings

Gooden v. Smart Online, Inc. – On October 18, 2007, Robyn L. Gooden filed a purported class action lawsuit in the United States District Court for the Middle District of North Carolina naming us, certain of our current and former officers and directors, Maxim Group, LLC, and Jesup & Lamont Securities Corp. as defendants. The lawsuit was filed on behalf of all persons other than the defendants who purchased our securities from May 2, 2005 through September 28, 2007 and were damaged. The complaint asserts violations of federal securities laws, including violations of Section 10(b) of the Exchange Act and Rule 10b-5. The complaint asserts that the defendants made material and misleading statements with the intent to mislead the investing public and conspired in a fraudulent scheme to manipulate trading in our stock, allegedly causing plaintiffs to purchase the stock at an inflated price. The complaint requests certification of the plaintiff as class representative and seeks, among other relief, unspecified compensatory damages including interest, plus reasonable costs and expenses including counsel fees and expert fees. On June 24, 2008, the court entered an order appointing a lead plaintiff for the class action. On September 8, 2008, the plaintiff filed an amended complaint that added additional defendants who had served as our directors or officers during the class period as well as our independent auditor.

At this time, we are not able to determine the likely outcome of the legal matters described above, nor can we estimate our potential financial exposure. Our management has made an initial estimate based upon its knowledge, experience and input from legal counsel, and we have accrued approximately $137,500 of additional legal reserves. Such reserves will be adjusted in future periods as more information becomes available. If an unfavorable resolution of any of these matters occurs, our business, results of operations, and financial condition could be materially adversely affected.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is quoted on the OTCBB under the symbol "SOLN." The following table sets forth the range of high and low sales prices of our common stock quoted on the OTCBB for the quarterly periods indicated.

	High	Low
Year Ended December 31, 2007:		
First Quarter	$3.00	$1.95
Second Quarter	$2.95	$1.85
Third Quarter	$2.83	$0.55
Fourth Quarter	$2.80	$1.50
Year Ended December 31, 2008:		
First Quarter	$2.60	$1.65
Second Quarter	$3.40	$1.32
Third Quarter	$3.30	$1.95
Fourth Quarter	$3.15	$1.50

At March 24, 2009, there were 206 holders of record of our common stock.

We have never declared or paid any cash dividends on our common stock and do not intend to declare or pay dividends for the foreseeable future. As long as our convertible notes are outstanding, we must receive approval from the agent designated by the noteholders in order to pay any dividend on our capital stock.

During 2008, we sold equity securities that were not registered under the Securities Act, as described in our quarterly reports on Form 10-Q and current reports on Form 8-K filed in connection with such transactions.

The following table lists all repurchases during the fourth quarter of 2008 of any of our securities registered under Section 12 of the Exchange Act by or on behalf of us or any affiliated purchaser.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares That May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2008	-	$ -	-	-
November 1 – November 30, 2008	-	$ -	-	-
December 1 – December 31, 2008	122	$ 2.55	-	-
Total	122	$ 2.55	-	-

(1) Represents shares repurchased in connection with tax withholding obligations under the Company's 2004 Equity Compensation Plan.

Item 6. Selected Financial Data

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

The following discussion is designed to provide a better understanding of our consolidated financial statements, including a brief discussion of our business and products, key factors that impacted our performance, and a summary of our operating results. This executive summary should be read in conjunction with the more detailed discussion and analysis of our financial condition and results of operations in this Item 7; Item 1A, "Risk Factors"; and our consolidated financial statements and the notes thereto included in Item 8, "Financial Statements and Supplementary Data."

Overview

We develop and market software products and services targeted to small businesses that are delivered via a SaaS model. We also provide website consulting services, primarily in the e-commerce retail industry. We reach small businesses primarily through arrangements with channel partners that private label our software applications and market them to their customer bases through their corporate websites. We believe these relationships provide a cost- and time-efficient way to market to a diverse and fragmented yet very sizeable small-business sector. We also offer our products directly to end-user small businesses through our OneBiz® branded website.

In 2007, we operated our company as two segments. The segments were our core operations, or the Smart Online segment, and the operations of our wholly owned subsidiary Smart Commerce, or the Smart Commerce segment. The Smart Online segment generated revenues from the development and distribution of Internet-delivered SaaS small-business applications through a variety of channels. The Smart Commerce segment generated revenues primarily from subscriptions to our multi-channel e-commerce systems, including registration and e-mail solutions, e-commerce solutions, and website design, as well as website hosting and consulting services. We included costs that were not allocated to specific segments, such as corporate general and administrative expenses and share-based compensation expenses, in the Smart Online segment. During late 2007 and the first quarter of 2008, we realigned certain production and development functions and eliminated redundant administrative functions and now report the consolidated business as a single business segment.

In the second half of 2007, we commenced an overall evaluation of our business model as well as our current technologies, the outcome of which was our decision to develop a core industry-standard platform for small business with an architecture designed to integrate with a virtually unlimited number of other applications, services, and existing infrastructures. These applications would include not only our own small-business applications, which we are currently optimizing, but also other applications we expect to arise from collaborative partnerships with third-party developers and service providers. In addition, we identified emerging-market opportunities in the small-business segment to leverage social networking and community building. We are currently refining and integrating these capabilities into the core platform to be readily available in a "plug-and-play" fashion to meet any anticipated customer need or desire. We believe that this platform and associated applications will provide opportunities for new sources of revenue, including an increase in our subscription fees. We also believe, because the platform is designed to follow industry-standard protocol, that the customization efforts and associated timeline previously necessary to meet a particular customer's requirements will diminish significantly, allowing us to shorten the sale-to-revenue cycle. As we near completion of the development of our industry-standard platform, we began shifting our focus from development toward the sales and marketing of the new platform in the fourth quarter of 2008.

In light of our new operating strategy involving the industry-standard platform, the consolidation of all operations into our North Carolina headquarters, and other factors including certain income tax advantages, we concluded in the latter part of 2008 that it was no longer necessary to operate with the Smart Commerce and Smart CRM subsidiaries. As a result, an upstream merger was completed as of December 31, 2008 that merged the subsidiaries with the parent corporation.

Sources of Revenue

We derive revenues from the following sources:

- Subscription fees – monthly fees charged to customers for access to our SaaS applications
- Professional service fees – fees related to consulting services, some of which complement our other products and applications
- License fees – fees charged for perpetual or term licensing of platforms or applications
- Other revenues – revenues generated from non-core activities such as hosting and maintenance fees; syndication and integration fees; original equipment manufacturer, or OEM, contracts; and miscellaneous other revenues

Our current primary focus is to target those established companies that have both a substantial base of small-business customers as well as a recognizable and trusted brand name in specific market segments. Our goal is to enter into partnerships with these established companies whereby they private label our products and offer them to their small-business customers. We believe the combination of the magnitude of their customer bases and their trusted brand names and recognition will help drive our subscription volume.

Subscription fees primarily consist of sales of subscriptions through private-label marketing partners to end users. We typically have a revenue-share arrangement with these private-label marketing partners in order to encourage them to market our products and services to their customers. We make subscription sales either on a subscription or on a "for fee" basis. Applications for which subscriptions are available vary from our own direct sale website, OneBiz®, to the websites of our partners. Subscriptions are generally payable on a monthly basis and are typically paid via credit card of the individual end user. We are focusing our efforts on enlisting new channel partners as well as diversifying with vertical intermediaries in various industries.

We generate professional service fees from our consulting services. For example, a partner may request that we re-design its website to better accommodate our products or to improve its own website traffic. We typically bill professional service fees on a time and material basis.

License fees consist of perpetual or term license agreements for the use of the Smart Online platform or any of our applications.

Other revenues primarily consist of non-core revenue sources such as hosting and maintenance fees, syndication and integration fees, miscellaneous web services, and OEM revenue generated through sales of our applications bundled with products offered by other manufacturers.

Cost of Revenues

Cost of revenues primarily is composed of salaries associated with maintaining and supporting customers, the cost of domain name and e-mail registrations, and the cost of external facilities where our applications and our customers' customized applications are hosted.

Operating Expenses

In previous years, we primarily focused our efforts on basic product development and integration. In the early part of 2007, we also began to focus on licensing our platform products and applications. During 2008, our primary business initiatives included increasing subscription fee revenue and professional services revenue, making organizational improvements, concentrating our development efforts on enhancements and customization of our platforms and applications, and shifting our strategic focus to the sales and marketing of our products. We expect in early 2009 to launch our new industry-standard platform along with enhanced applications targeted to small businesses and to devote significant resources to the sale and marketing of these applications through both channel partners and direct sales efforts.

General and Administrative – General and administrative expenses are composed primarily of costs associated with our executive, finance and accounting, legal, human resources, and information technology personnel and consist of salaries and related compensation costs; professional services (such as outside legal counsel fees, audit, and other compliance costs); depreciation and amortization; facilities and insurance costs; and travel and other costs. We anticipate general and administrative expenses will decrease slightly in 2009 as the legal expenses and other professional fees we incurred in 2008 to resolve outstanding matters from previous years and to assist with the transition between permanent financial officers are offset in part by an increase in costs related to the growth of our business and to our operations as a public company. However, we may be obligated to pay a material amount of indemnification costs in 2009 related to the previously reported SEC litigation against certain former officers and directors, which would significantly increase our general and administrative expenses.

Sales and Marketing – Sales and marketing expenses are composed primarily of costs associated with our sales and marketing activities and consist of salaries and related compensation costs of our sales and marketing personnel, travel and other costs, and marketing and advertising expenses. Historically, we spent limited funds on marketing, advertising, and public relations, particularly due to our business model of partnering with established companies with extensive small-business customer bases. In June 2008, we engaged a public relations firm and, as a result, our public relations expenses increased during the latter part of 2008. As we continue to execute our sales and marketing strategy to take our enhanced products to market, we expect associated costs to increase in 2009 due to targeting new partnerships, development of channel partner enablement programs, advertising campaigns, additional sales and marketing personnel, and the various percentages of revenues we may be required to pay to future partners as marketing fees.

Research and Development – Research and development expenses include costs associated with the development of new products, enhancements of existing products, and general technology research. These costs are composed primarily of salaries and related compensation costs of our research and development personnel as well as outside consultant costs.

Statement of Financial Accounting Standard, or SFAS, No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*, or SFAS No. 86, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility, with costs incurred prior to this time expensed as research and development. Technological feasibility is established when all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications have been completed. Historically, we had not developed detailed design plans for our SaaS applications, and the costs incurred between the completion of a working model of these applications and the point at which the products were ready for general release had been insignificant. As a result of these factors, combined with the historically low revenue generated by the sale of the applications that do not support the net realizable value of any capitalized costs, we continued the expensing of underlying costs as research and development.

Beginning in May 2008, we determined that it was strategically desirable to develop an industry-standard platform and to enhance our current SaaS applications. A detailed design plan indicated that the product was technologically feasible. In July 2008, we commenced development, and from that point in time, we are capitalizing all related costs in accordance with SFAS No. 86. Because of our scalable and secure multi-user architecture, we are able to provide all customers with a service based on a single version of our application. As a result, we do not have to maintain multiple versions, which enables us to incur relatively low development costs as compared to traditional enterprise software business models. As we complete the core development of our new applications through the first quarter of 2009, we expect that future research and development expenses will decrease in both absolute and relative dollars as we continue to capitalize costs associated with the new platform and reduce our personnel to a core group focused on enhancements and custom development work for customers.

Stock-Based Expenses – Our operating expenses include stock-based expenses related to options, restricted stock awards, and warrants issued to employees and non-employees. These charges have been significant and are reflected in our historical financial results. Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), *Share-Based Payment*, or SFAS No. 123R, which resulted and will continue to result in material costs on a prospective basis as long as a significant number of options are outstanding. In June 2007, we limited the issuance of awards under our 2004 Equity Compensation Plan, or the 2004 Plan, to awards of restricted or unrestricted stock. In June 2008, we made options available for grant under the 2004 Plan once again, primarily due to the adverse tax consequences to recipients of restricted stock upon the lapsing of restrictions.

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which we prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosures of contingent assets and liabilities. "Critical accounting policies and estimates" are defined as those most important to the financial statement presentation and that require the most difficult, subjective, or complex judgments. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Under different assumptions and/or conditions, actual results of operations may materially differ. We periodically reevaluate our critical accounting policies and estimates, including those related to revenue recognition, provision for doubtful accounts, expected lives of customer relationships, useful lives of intangible assets and property and equipment, provision for income taxes, valuation of deferred tax assets and liabilities, and contingencies and litigation reserves. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition – We derive revenue primarily from subscription fees charged to customers accessing our SaaS applications; professional service fees, consisting primarily of consulting; the perpetual or term licensing of software platforms or applications; and hosting and maintenance services. These arrangements may include delivery in multiple-element arrangements if the customer purchases a combination of products and/or services. Because we license, sell, lease, or otherwise market computer software, we use the residual method pursuant to American Institute of Certified Public Accountants Statement of Position 97-2, *Software Revenue Recognition*, or SOP 97-2, as amended. This method allows us to recognize revenue for a delivered element when such element has vendor specific objective evidence, or VSOE, of the fair value of the delivered element. If we cannot determine or maintain VSOE for an element, it could impact revenues, as we may need to defer all or a portion of the revenue from the multiple-element arrangement.

If multiple-element arrangements involve significant development, modification, or customization, or if we determine that certain elements are essential to the functionality of other elements within the arrangement, we defer revenue until we provide to the customer all elements necessary to the functionality. The determination of whether the arrangement involves significant development, modification, or customization could be complex and require the use of judgment by our management.

Under SOP 97-2, provided the arrangement does not require significant development, modification, or customization, we recognize revenue when all of the following criteria have been met:

1. persuasive evidence of an arrangement exists

2. delivery has occurred

3. the fee is fixed or determinable

4. collectibility is probable

If at the inception of an arrangement the fee is not fixed or determinable, we defer revenue until the arrangement fee becomes due and payable. If we deem collectibility not probable, we defer revenue until we receive payment or collection becomes probable, whichever is earlier. The determination of whether fees are collectible requires judgment of our management, and the amount and timing of revenue recognition may change if different assessments are made.

Under the provisions of Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, we account for consulting, website design fees, and application development services separately from the license of associated software platforms when these services have value to the customer and there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, we recognize revenue as the services are rendered for time and material contracts, and when milestones are achieved and accepted by the customer for fixed price or long-term contracts. The majority of our consulting service contracts are on a time and material basis, and we typically bill our customers monthly based upon standard professional service rates.

Application development services are typically fixed price and of a longer term. As such, we account for them as long-term construction contracts that require us to recognize revenue based on estimates involving total costs to complete and the stage of completion. Our assumptions and estimates made to determine the total costs and stage of completion may affect the timing of revenue recognition, with changes in estimates of progress to completion and costs to complete accounted for as cumulative catch-up adjustments. If the criteria for revenue recognition on construction-type contracts are not met, we capitalize the associated costs of such projects and include them in costs in excess of billings on the balance sheet until such time that we are permitted to recognize revenue.

Subscription fees primarily consist of sales of subscriptions through private-label marketing partners to end users. We typically have a revenue-share arrangement with these marketing partners in order to encourage them to market our products and services to their customers. Subscriptions are generally payable on a monthly basis and are typically paid via credit card of the individual end user. We accrue any payments received in advance of the subscription period as deferred revenue and amortize them over the subscription period. We recognize revenue on a gross basis in accordance with Emerging Issues Task Force Issue No. 99-19, *Reporting Revenue Gross as a Principal or Net as an Agent*, when we provide services directly to end users and revenue-share arrangements exist with our marketing partners.

Because our customers generally do not have the contractual right to take possession of the software we license or market at any time, we recognize revenue on hosting and maintenance fees as we provide the services in accordance with Emerging Issues Task Force Issue No. 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware*.

Provision for Doubtful Accounts – We maintain an allowance for doubtful accounts for estimated losses resulting from the inability, failure, or refusal of our customers to make required payments. We evaluate the need for an allowance for doubtful accounts based on specifically identified amounts that we believe to be potentially uncollectible. Although we believe that our allowances are adequate, if the financial conditions of our customers deteriorate, resulting in an impairment of their ability to make payments, or if we underestimate the allowances required, additional allowances may be necessary, which will result in increased expense in the period in which such determination is made.

Impairment of Long-Lived Assets – We record our long-lived assets, such as property and equipment, at cost. We review the carrying value of our long-lived assets for possible impairment at the earlier of annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable in accordance with the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. We measure the recoverability of assets to be held and used by comparing the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If we consider such assets to be impaired, we measure the impairment as the amount by which the carrying amount exceeds the fair value, and we recognize it as an operating expense in the period in which the determination is made. We report assets to be disposed at the lower of the carrying amount or fair value less costs to sell. Although we believe that the carrying values of our long-lived assets are appropriately stated, changes in strategy or market conditions or significant technological developments could significantly impact these judgments and require adjustments to recorded asset balances.

In addition to the recoverability assessment, we also routinely review the remaining estimated useful lives of our long-lived assets. Any reduction in the useful-life assumption will result in increased depreciation and amortization expense in the period when such determinations are made, as well as in subsequent periods.

Income Taxes – We are required to estimate our income taxes in each of the jurisdictions in which we operate. This involves estimating our current tax liabilities in each jurisdiction, including the impact, if any, of additional taxes resulting from tax examinations, as well as making judgments regarding our ability to realize our deferred tax assets. Such judgments can involve complex issues and may require an extended period to resolve. In the event we determine that we will not be able to realize all or part of our net deferred tax assets, we would make an adjustment in the period we make such determination. We recorded no income tax expense in 2008 and 2007, as we have experienced significant operating losses to date. If utilized, we may apply the benefit of our total net operating loss carryforwards to reduce future tax expense. Since our utilization of these deferred tax assets is dependent on future profits, which are not assured, we have recorded a valuation allowance equal to the net deferred tax assets. These carryforwards would also be subject to limitations, as prescribed by applicable tax laws. As a result of prior equity financings and the equity issued in conjunction with certain acquisitions, we have incurred ownership changes, as defined by applicable tax laws. Accordingly, our use of the acquired net operating loss carryforwards may be limited. Further, to the extent that any single-year loss is not utilized to the full amount of the limitation, such unused loss is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period.

2008 Summary

The following is a summary of key financial results and certain non-financial results achieved for the year ended December 31, 2008:

- Our total revenues for the year were $4.9 million, a decrease from 2007 of $65,000, or 1%. This overall decrease in revenues was primarily attributable to decreases in subscription fees and license fees, offset in part by increases in professional service fees and other revenue.

- Our gross profit for the year was $4.0 million, a decrease from 2007 of $391,000, or 9%. This decline was primarily attributable to lower revenue, but it was also impacted by higher costs incurred in connection with supporting several new customers acquired in the latter part of 2007 and first part of 2008 as well as a higher turnover rate of members of existing direct-selling organization customers.

- Operating expenses for the year were $13.7 million, an increase over 2007 of $4.1 million, or 44%. A significant portion of this increase was a loss on impairment of intangible assets of $3.5 million that we recognized in 2008. The remaining increase was in sales and marketing expenses, as a result of revenue-share arrangements with new customers and as we began to turn our attention towards marketing our new and enhanced products; and in research and development expenses, as we worked in 2008 to enhance our product offerings.

- Our loss from operations for the year was $9.6 million, an increase over 2007 of $4.5 million, or 89%. This amount includes the effect of the loss on impairment of intangible assets of $3.5 million discussed above. Net loss per basic and fully diluted share was $0.54 in 2008 compared to $0.32 in 2007.

- Cash and cash equivalents at December 31, 2008 were $19,000 compared to $3.5 million at December 31, 2007. The primary reason for this decrease is that in 2008, we established automated sweeps among our banking accounts whereby all available cash at the end of each day is used to pay down our line of credit, the purpose of which is to reduce our interest expense.

- In the third quarter of 2008, we began capitalizing the costs associated with our new industry-standard platform and expect to launch the first release in the first half of 2009.

- We made significant investments in our server infrastructure to support the launch of our new industry-standard platform, including the ability to host up to 250,000 concurrent users.

- We closed our Grand Rapids, Michigan facility and consolidated all operations in our Durham, North Carolina headquarters. We also concluded an upstream merger that dissolves our wholly owned subsidiaries, Smart Commerce and Smart CRM.

Business Outlook

We believe that the current economic recession will spawn a record number of new, highly fragmented and underserved small businesses seeking low-cost tools and applications to help them operate. We also believe that trade organizations and other membership- or subscription-driven agencies and companies will recognize an increased need for customer retention and will look for new and innovative ways to achieve this. Both of these events would increase our ability to obtain new channel partners and end-user businesses in 2009. However, we also believe that competition for Internet-delivered business solutions will increase. We anticipate focusing on the following key areas, among others, during 2009 in response to these opportunities and competitive environment:

- *Investment in technology, product development, and infrastructure.* We plan to complete and launch the first release of our new industry-standard platform in 2009 along with enhanced versions of our business tools and applications. In addition, we expect to continue investing in our production server infrastructure to ensure scalability and reliability through load balancing and redundancy as users are added.

- *Investment in marketing.* In the latter part of 2008, we began to shift our focus from development to sales and marketing of our products. We expect to increase this effort dramatically in 2009 through public relations, attendance at trade shows, print and electronic advertisements, e-mail marketing, white-paper placement, webcasts, blogging, and paid search, among other tactics.

- *Expansion of our sales channels.* We intend to expand our sales force and channel partner relationships to reach more small-business end users.

- *Continuation of operating improvements.* We continue to streamline our operations in an effort to reduce cash burn, reach profitability, and improve efficiencies. Some of these successes came near the end of 2008, but we will continue to focus on this critical area in 2009 by questioning current practices, closely scrutinizing actual-to-budget variances to identify deviations early, and realigning the business as required to meet the needs of our operations.

Results of Operations

The following table sets forth certain consolidated statements of operations data for the periods indicated:

	2008		2007	
	Dollars	**% of Revenue**	**Dollars**	**% of Revenue**
Total revenues	$ 4,872,985	100.0%	$ 4,937,654	100.0%
Cost of revenues	837,789	17.2%	511,619	10.4%
Gross profit	$ 4,035,196	82.8%	$ 4,426,035	89.6%
Operating expenses	13,653,175	280.2%	9,512,581	192.6%
Loss from operations	$ (9,617,979)	(197.4%)	$ (5,086,546)	(103.0%)
Other income (expense), net	(204,171)	(4.2%)	(420,080)	(8.5%)
Net loss	$ (9,822,150)	(201.6%)	$ (5,506,626)	(111.5%)
Net loss per common share	$ (0.54)		$ (0.32)	

Revenues

Revenues for 2008 and 2007 comprise the following:

	Years Ended December 31,		Year-Over-Year Change	
	2008	**2007**	**Dollars**	**Percent**
Subscription fees	$ 2,683,770	$ 2,829,343	$ (145,573)	(5%)
Professional service fees	2,045,508	1,436,770	608,738	42%
License fees	26,250	580,000	(553,750)	(95%)
Other revenue	117,457	91,541	25,916	28%
Total revenues	$ 4,872,985	$ 4,937,654	$ (64,669)	(1%)

Revenues decreased 1% to $4.87 million in 2008 from $4.94 million in 2007. Our overall decrease in revenues was driven by growth in our professional service fees that offset a decrease in subscription fees and license fees. Select items are discussed in detail below.

Subscription Fees

Revenues from subscription fees for 2008 and 2007 are as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Subscription fees	$ 2,683,770	$ 2,829,343	$ (145,573)	(5%)
Percent of total revenues	55.1%	57.3%		

Revenue from subscription fees decreased 5% to $2.7 million in 2008 from $2.8 million in 2007. This decline is primarily attributable to the ongoing migration of one direct-selling organization customer to its own technology solution that has resulted in a month-over-month decline in subscription fees, offset in part by new partnerships under which we began recognizing revenue in the second half of 2007.

Professional Service Fees

Revenues from professional service fees for 2008 and 2007 are as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Professional service fees	$ 2,045,508	$ 1,436,770	$ 608,738	42%
Percent of total revenues	42.0%	29.1%		

Revenue from professional service fees increased 42% to $2.0 million in 2008 from $1.4 million in 2007. This increase was due to existing customers requesting additional project consulting services for their web initiatives as well as $345,000 associated with the recognition of consulting revenue from new customers added in 2008.

License Fees

Revenues from license fees for 2008 and 2007 are as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
License fees	$ 26,250	$ 580,000	$ (553,750)	(95%)
Percent of total revenues	0.5%	11.7%		

Revenue from license fees decreased 95% to $26,000 in 2008 from $580,000 in 2007. License fee revenue recognized in 2008 comprised the ratable recognition of a term license that commenced in June 2008. License fee revenue recognized in 2007 comprised two perpetual license agreements. We expect that license fees will continue to represent a small percentage of our revenues in future years as we focus on increasing our subscription fees revenue derived from our SaaS applications.

Other Revenue

Revenues from other sources for 2008 and 2007 are as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Other revenue	$ 117,457	$ 91,541	$ 25,916	28%
Percent of total revenues	2.4%	1.9%		

Revenue from non-core activities increased 28% to $117,000 in 2008 from $92,000 in 2007. This increase is primarily attributable to hosting revenue derived from a new customer added in 2008. We expect these revenue streams to continue to be insignificant in the future as we focus on the growth of our subscription fees revenue.

Cost of Revenues

Cost of revenues for 2008 and 2007 are as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Cost of revenues	$ 837,789	$ 511,619	$ 326,170	64%
Percent of total revenues	17.2%	10.4%		

Cost of revenues increased 64% to $838,000 in 2008 from $512,000 in 2007. This increase is primarily the result of incremental costs incurred in connection with supporting several new customers acquired in the latter part of 2007 and first part of 2008 as well as a higher turnover rate of members of existing direct-selling organization customers. These incremental costs include additional call center personnel salaries and related payroll expenses of $107,000, external hosting costs of $102,000, and credit card processing of $50,000. In addition, we introduced business card printing services to our direct-selling organization customer members in early 2008 that resulted in incremental costs of $53,000.

Operating Expenses

Operating expenses for 2008 and 2007 comprise the following:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
General and administrative	$ 4,815,404	$ 4,896,928	$ (81,524)	(2%)
Sales and marketing	2,739,595	2,118,245	621,350	29%
Research and development	2,626,034	2,497,408	128,626	5%
Loss on impairment of intangible assets	3,472,142	-	3,472,142	-
Total operating expenses	$ 13,653,175	$ 9,512,581	$ 4,140,595	44%

Operating expenses increased 44% to $13.7 million in 2008 from $9.5 million in 2007. This increase included the loss on impairment of intangible assets of $3.5 million, as well as increases in sales and marketing and research and development expenses.

General and Administrative

General and administrative expenses for 2008 and 2007 are as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
General and administrative	$ 4,815,404	$ 4,896,928	$ (81,524)	(2%)
Percent of total revenues	98.8%	99.2%		

General and administrative expenses decreased 2% to $4.8 million in 2008 from $4.9 million in 2007. The expenses remained relatively flat between 2008 and 2007 as significant decreases in personnel costs of $306,000 due to reductions in headcount and the consolidation of our Grand Rapids facility; office expenses of $53,000 due to the consolidation of our Grand Rapids facility; bank charges of $60,000 due to consolidation of banking relationships; and Sarbanes-Oxley compliance costs of $54,000 due to the conclusion of work by an outside consulting firm were offset in part by $431,000 in bad debt expense on trade accounts receivable.

Sales and Marketing

Sales and marketing expenses for 2008 and 2007 are as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Sales and marketing	$ 2,739,595	$ 2,118,245	$ 621,350	29%
Percent of total revenues	56.2%	42.9%		

Sales and marketing expenses increased 29% to $2.7 million in 2008 from $2.1 million in 2007. This increase is primarily attributable to $308,000 in incremental personnel costs, including commissions; $79,000 in public relations expenses that we incurred as we began to shift our focus to the sales and marketing of our enhanced products; and $204,000 associated with revenue-sharing arrangements with our channel partners.

Research and Development

Research and development expenses for 2008 and 2007 are as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Research and development	$ 2,626,034	$ 2,497,408	$ 128,626	5%
Percent of total revenues	53.9%	50.6%		

Research and development expenses increased 5% to $2.6 million in 2008 from $2.5 million in 2007. This net increase is primarily attributable to an increase of $406,000 in outside contractor fees as we worked on enhancing our business tools and applications in 2008 offset in part by a decrease in personnel costs of $321,000 due to a deferral in developer costs associated with a contract not yet recognized as revenue.

Loss on Impairment of Intangible Assets

On a periodic basis, we review our long-lived assets, including intangible assets, for possible impairment. Loss on impairment of intangible assets for 2008 and 2007 are as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Loss on impairment of intangible assets	$ 3,472,142	$ -	$ 3,472,142	-
Percent of total revenues	71.3%	0.0%		

In 2008, we determined that our iMart trade name was impaired because its carrying value of $1,155,500 exceeded future net undiscounted cash flows of $380,000, calculated using the relief-from-royalty method. As a result, we recognized a loss on impairment of intangible assets in the amount of $775,500 as an operating expense in 2008. We also determined that goodwill of $2,696,642 associated with our acquisition of iMart was fully impaired due to a number of reasons, including the shutdown in 2008 of iMart's Grand Rapids, Michigan facility and the termination of all its employees; the consolidation of our technology platforms; the deterioration in value of our underlying stock that contributed to the initial value of goodwill; and general economic and market conditions. As a result, we also recognized a loss on impairment of intangible assets for this amount as an operating expense in 2008. There was no impairment of long-lived assets in 2007.

Other Income (Expense)

Other income (expense) for 2008 and 2007 comprise the following:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Interest expense, net	$ (633,014)	$ (569,975)	$ 63,039	11%
Legal reserve and debt forgiveness, net	-	(34,877)	(34,877)	(100%)
Gain on legal settlements, net	411,710	-	411,710	-
Other income	17,133	184,772	(167,639)	(91%)
Total other expense	$ (204,171)	$ (420,080)	$ (215,909)	(51%)

Net other expense decreased 51% to $204,000 in 2008 from $420,000 in 2007. This net decrease was primarily attributable to a gain on legal settlements in 2008, offset by an increase in interest expense and a decrease in other income. Select items are discussed in detail below.

Interest Expense, Net

Interest expense, net of interest income, for 2008 and 2007 is as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Interest expense, net	$ 633,014	$ 569,975	$ 63,039	11%
Percent of total revenues	13.0%	11.5%		

Interest expense decreased 6% to $682,000 in 2008 from $726,000 in 2007 due primarily to an increase in convertible bond interest of $281,000, offset by decreases in interest expense of $132,000 associated with the warrant issued to Atlas in connection with the extension of our line of credit with Wachovia Bank, NA, or Wachovia; $131,000 associated with a term note held with Fifth Third Bank that was repaid in November 2007; and $64,000 associated with our Paragon line of credit due to an average lower balance and declining interest rates in 2008.

Interest income decreased 69% to $49,000 in 2008 from $156,000 in 2007 due primarily to lower cash balances in interest bearing accounts in 2008, as the cash proceeds raised in the February 2007 private placement and November 2007 convertible note offering as described below under "Liquidity and Capital Resources" were depleted in operations.

Gain on Legal Settlements, Net

Gain on legal settlements, net for 2008 and 2007 is as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Gain on legal settlements, net	$ 411,710	$ -	$ 411,710	-
Percent of total revenues	8.4%	0.0%		

The gain on legal settlements is primarily attributable to $395,000 in legal expense reimbursements that we received in 2008 from our directors' and officers' insurance carrier related to previously disclosed SEC matters.

Other Income

Other income for 2008 and 2007 is as follows:

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Other income	$ 17,133	$ 184,772	$ (167,639)	(91%)
Percent of total revenues	0.4%	3.7%		

Other income decreased 91% to $17,000 in 2008 from $185,000 in 2007. This is primarily a result of certain accounting adjustments made in 2007, including $86,000 from the reversal of previously recognized registration rights expense and $75,000 from accruals of potential reimbursement of expenses related to a customer that did not recur in 2008.

Provision for Income Taxes

We did not record a provision for income tax expense in 2008 or 2007 because we have been generating net losses. Furthermore, we have not recorded an income tax benefit for 2008 or 2007 primarily due to continued substantial uncertainty regarding our ability to realize our deferred tax assets. Based upon available objective evidence, there has been sufficient uncertainty regarding our ability to realize deferred tax assets to warrant a full valuation allowance in our financial statements. As of December 31, 2008, we had approximately $47.3 million in net operating loss carryforwards, which may be utilized to offset future taxable income.

Utilization of our net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

Liquidity and Capital Resources

Overview

We require cash to fund our operating expenses and working capital requirements, including outlays for capital expenditures and debt service. As of December 31, 2008, our principal sources of liquidity were cash and cash equivalents totaling $19,000 and current accounts receivable of $185,000, as compared to $3.5 million of cash and cash equivalents and $815,000 in accounts receivable as of December 31, 2007. A primary reason for the decline in cash balances is that during the third quarter of 2008, we established automated sweeps among our accounts at Paragon whereby all available cash at the end of each day is used to pay down our line of credit with Paragon, the purpose of which is to reduce our interest expense. As of December 31, 2008, we had drawn approximately $2.27 million on the $2.47 million line of credit, leaving approximately $200,000 available under the line of credit for our operations. Deferred revenue at December 31, 2008 was $391,000 as compared to $577,000 at December 31, 2007.

As of March 24, 2009, our principal sources of liquidity were cash and cash equivalents totaling approximately $22,000 and accounts receivable of approximately $325,000. In addition, we had drawn approximately $2.27 million on the Paragon line of credit, leaving approximately $200,000 available under the line of credit for operations. As of March 24, 2009, we also have the ability to call up to approximately $9 million of additional funding from our convertible noteholders.

Cash Flows

During the year ended December 31, 2008, our working capital deficit increased by approximately $3,876,000 to $2,989,000 from a working capital surplus of $887,000 at December 31, 2007. As described more fully below, the working capital deficit at December 31, 2008 is primarily attributable to negative cash flows from operations, offset in part by net debt borrowings.

Cash Flows from Operating Activities

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Net cash used in operating activities	$ 5,041,255	$ 4,298,510	$ 742,745	17%

Net cash used in operating activities increased 17% to $5.0 million in 2008 from $4.3 million in 2007. This increase is primarily attributable to an increase in prepaid expenses due to the prepayment of 36 months of rent at our new headquarters facility, an increase in notes receivable, and decreases in outstanding accounts receivable, other assets, accounts payable, and deferred revenue.

Cash Flows from Investing Activities

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Net cash used in investing activities	$ 578,405	$ 79,553	$ 498,852	627%

Net cash used in investing activities increased 627% to $578,000 in 2008 from $80,000 in 2007. This increase is attributable to the acquisition of $331,000 of furniture and computer equipment in connection with the relocation to our new headquarters facility, as well as the capitalization of software costs of $261,000 related to our new industry-standard platform.

Cash Flows from Financing Activities

	Years Ended December 31,		Year-Over-Year Change	
	2008	2007	Dollars	Percent
Net cash provided by financing activities	$ 2,164,301	$ 7,525,117	$ (5,360,816)	(71%)

Net cash provided by financing activities decreased 71% to $2.2 million in 2008 from $7.5 million in 2007. This decrease is primarily due to cash raised in 2007 from the issuance of common stock as described below.

The net cash in 2008 from our financing activities was generated through both equity and debt financing, as described below.

Equity Financing. In a transaction that closed on February 21, 2007, we sold an aggregate of 2,352,941 shares of our common stock to two new investors, or the investors. The private placement shares were sold at $2.55 per share pursuant to a Securities Purchase Agreement, or the SPA, between us and each of the investors. The aggregate gross proceeds to us were $6 million, and we incurred issuance costs of approximately $667,000. Under the SPA, the investors were issued warrants for the purchase of an aggregate of 1,176,471 shares of common stock at an exercise price of $3.00 per share. These warrants contain a provision for cashless exercise and must be exercised, if at all, by February 21, 2010.

Debt Financing. In November 2006, we established a $1.3 million revolving credit arrangement with Wachovia to be used for general working capital purposes, which we increased to $2.5 million in January 2007. The line of credit was secured by our deposit account at Wachovia and an irrevocable standby letter of credit issued by HSBC with Atlas, a current stockholder and affiliate, as account party. Any advances made on the line of credit were to be paid off no later than August 1, 2008. On February 15, 2008, we repaid the full outstanding principal balance of $2,052,000 and accrued interest of $2,890 outstanding under the line of credit, and our deposit account and the irrevocable standby letter of credit were both released by Wachovia.

On February 20, 2008, we entered into a revolving credit arrangement with Paragon that is renewable on an annual basis subject to mutual approval. The line of credit advanced by Paragon is $2.47 million and can be used for general working capital. Any advances made on the line of credit must be paid off no later than February 19, 2009, subject to extension due to renewal, with monthly payments being applied first to accrued interest and then to principal. The interest shall accrue on the unpaid principal balance at the Wall Street Journal's published Prime Rate minus one half percent. As of December 31, 2008, the line of credit was secured by an irrevocable standby letter of credit in the amount of $2.5 million issued by HSBC with Atlas as account party, expiring February 18, 2010. We also have agreed with Atlas that in the event of our default in the repayment of the line of credit that results in the letter of credit being drawn, we will reimburse Atlas any sums that Atlas is required to pay under such letter of credit. At our sole discretion, these payments may be made in cash or by issuing shares of our common stock at a set per-share price of $2.50.

This line of credit replaces our line of credit with Wachovia. As an incentive for the letter of credit from Atlas to secure the Wachovia line of credit, we had entered into a stock purchase warrant and agreement with Atlas. Under the terms of the agreement, Atlas received a warrant to purchase up to 444,444 shares of our common stock at $2.70 per share within 30 business days of the termination of the Wachovia line of credit or if we are in default under the terms of the line of credit with Wachovia. In consideration for Atlas providing the letter of credit, we agreed to amend the agreement to provide that the warrant is exercisable within 30 business days of the termination of the Paragon line of credit or if we are in default under the terms of the line of credit with Paragon.

On November 14, 2007, in an initial closing, we sold $3.3 million aggregate principal amount of convertible secured subordinated notes due November 14, 2010, or the initial notes. In addition, the noteholders committed to purchase on a pro rata basis up to $5.2 million aggregate principal of convertible secured subordinated notes in future closings upon approval and call by our Board of Directors. On August 12, 2008, we exercised our option to sell $1.5 million aggregate principal of additional convertible secured subordinated notes due November 14, 2010 with substantially the same terms and conditions as the initials notes, or the additional notes. In connection with the sale of the additional notes, the noteholders holding a majority of the aggregate principal amount of the convertible secured subordinated notes then outstanding agreed to increase the aggregate principal amount of convertible secured subordinated notes that they are committed to purchase from $8.5 million to $15.3 million. On November 21, 2008, we sold $500,000 aggregate principal amount of additional convertible secured subordinated notes due November 14, 2010, or the new notes, and together with the initial notes and the additional notes, the notes, to two new investors with substantially the same terms and conditions as the initial notes and the additional notes. At December 31, 2008, $5.3 million aggregate principal amount of notes were outstanding.

We are obligated to pay interest on the notes at an annualized rate of 8% payable in quarterly installments commencing three months after the purchase date of the notes. We are not permitted to prepay the notes without approval of the holders of at least a majority of the principal amount of the notes then outstanding.

On the earlier of the maturity date of November 14, 2010 or a merger or acquisition or other transaction pursuant to which our existing stockholders hold less than 50% of the surviving entity, or the sale of all or substantially all of our assets, or similar transaction, or event of default, each noteholder in its sole discretion shall have the option to:

- convert the principal then outstanding on its notes into shares of our common stock, or
- receive immediate repayment in cash of the notes, including any accrued and unpaid interest.

If a noteholder elects to convert its notes under these circumstances, the conversion price of notes:

- issued in the initial closing on November 14, 2007 shall be $3.05; and
- issued on August 12, 2008 and November 21, 2008 shall be the lower of $3.05 or 120% multiplied by the average of the closing bid and asked prices of shares of our common stock quoted in the Over-The-Counter Market Summary (or, if our shares are traded on the Nasdaq Stock Market or another exchange, the closing price of shares of our common stock quoted on such exchange) averaged over five trading days prior to the closing date of the sale of such notes.

Payment of the notes will be automatically accelerated if we enter voluntary or involuntary bankruptcy or insolvency proceedings.

The notes and the common stock into which they may be converted have not been registered under the Securities Act or the securities laws of any other jurisdiction. As a result, offers and sales of the notes were made pursuant to Regulation D of the Securities Act and only made to accredited investors. The investors in the initial notes include (i) The Blueline Fund, or Blueline, which originally recommended Philippe Pouponnot, one of our former directors, for appointment to the Board of Directors; (ii) Atlas, an affiliate that originally recommended Shlomo Elia, one of our current directors, for appointment to the Board of Directors; (iii) Crystal Management Ltd., which is owned by Doron Roethler, who subsequently became Chairman of our Board of Directors and Interim Chief Executive Officer and serves as the noteholders' bond representative; and (iv) William Furr, who is the father of Thomas Furr, who, at the time, was one of our directors and executive officers. The investors in the additional notes are Atlas and Crystal Management Ltd. The investors in the new notes are not affiliated with the Company.

If we propose to file a registration statement to register any of its common stock under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain limitations, we must give each noteholder who has converted its notes into common stock the opportunity to include such shares of converted common stock in the registration. We have agreed to bear the expenses for any of these registrations, exclusive of any stock transfer taxes, underwriting discounts, and commissions.

On November 6, 2007, Canaccord Adams Inc. agreed to waive any rights it held under its January 2007 engagement letter with us that it may have with respect to the convertible note offering, including the right to receive any fees in connection with the offering.

We have not yet achieved positive cash flows from operations, and our main sources of funds for our operations are the sale of securities in private placements, the sale of additional convertible notes, and bank lines of credit. We must continue to rely on these sources until we are able to generate sufficient cash from revenues to fund our operations. We believe that anticipated cash flows from operations, funds available from our existing line of credit, and additional issuances of notes, together with cash on hand, will provide sufficient funds to finance our operations at least for the next 12 to 18 months, depending on our ability to achieve strategic goals outlined in our annual operating budget approved by our Board of Directors. Changes in our operating plans, lower than anticipated sales, increased expenses, or other events may cause us to seek additional equity or debt financing in future periods. There can be no guarantee that financing will be available on acceptable terms or at all. Additional equity financing could be dilutive to the holders of our common stock, and additional debt financing, if available, could impose greater cash payment obligations and more covenants and operating restrictions.

Going Concern

Our independent registered public accountants have issued an explanatory paragraph in their report included in this Annual Report on Form 10-K for the year ended December 31, 2008 in which they express substantial doubt as to our ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern depends on our ability to generate sufficient cash flows to meet our obligations on a timely basis, to obtain additional financing that is currently required, and ultimately to attain profitable operations and positive cash flows. There can be no assurance that our efforts to raise capital or increase revenue will be successful. If our efforts are unsuccessful, we may have to cease operations and liquidate our business.

Recent Developments

On January 6, 2009, we sold $500,000 aggregate principal amount of additional convertible secured subordinated notes due November 14, 2010 to a current noteholder with substantially the same terms and conditions as the previously outstanding notes.

On February 19, 2009, we renewed our revolving credit arrangement with Paragon. The line of credit advanced by Paragon is $2.47 million and can be used for general working capital. Any advances made on the line of credit must be paid off no later than February 11, 2010, with monthly payments being applied first to accrued interest and then to principal. The interest shall accrue on the unpaid principal balance at the Wall Street Journal's published Prime Rate, but at no time shall the interest rate be less than 5.5%. The line of credit is secured by an irrevocable standby letter of credit in the amount of $2.50 million issued by HSBC with Atlas as account party.

On February 24, 2009, we sold $500,000 aggregate principal amount of additional convertible secured subordinated notes due November 14, 2010 to a current noteholder with substantially the same terms and conditions as the previously outstanding notes.

Also on February 24, 2009, the noteholders holding a majority of the aggregate principal amount of the notes outstanding agreed that we may sell up to $6 million aggregate principal amount of additional convertible secured subordinated notes to new investors or existing noteholders at any time on or before December 31, 2009 with a maturity date of November 14, 2010 or later. In addition, the maturity date definition for each of the notes was changed from November 14, 2010 to the date upon which the note is due and payable, which is the earlier of (1) November 14, 2010, (2) a change of control, or (3) if an event of default occurs, the date upon which noteholders accelerate the indebtedness evidenced by the notes.

The formula for calculating the conversion price of the notes was also amended such that the conversion price of each outstanding note and any additional note sold in the future would be the same and will be the lowest "applicable conversion price" determined for each note. The "applicable conversion price" for each note shall be calculated by multiplying 120% by the lowest of:

- the average of the high and low prices of our common stock on the OTCBB averaged over the five trading days prior to the closing date of the issuance of such note;
- if our common stock is not traded on the Over-The-Counter market, the closing price of the common stock reported on the Nasdaq National Market or the principal exchange on which the common stock is listed, averaged over the five trading days prior to the closing date of the issuance of such note; or
- the closing price of our common stock on the OTCBB, the Nasdaq National Market or the principal exchange on which the common stock is listed, as applicable, on the trading day immediately preceding the date such note is converted, in each case as adjusted for stock splits, dividends or combinations, recapitalizations or similar events.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Not applicable.

Item 8. Financial Statements and Supplementary Data

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Directors
Smart Online, Inc.
Durham, North Carolina

We have audited the accompanying consolidated balance sheets of Smart Online, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Smart Online, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has suffered recurring losses from operations and has a working capital deficiency as of December 31, 2008. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Sherb & Co., LLP
Certified Public Accountants

New York, New York
March 27, 2009

SMART ONLINE, INC.
CONSOLIDATED BALANCE SHEETS

	December 31, 2008	December 31, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 18,602	$ 3,473,959
Accounts receivable, net	184,930	815,102
Note receivable	60,000	55,000
Prepaid expenses	289,372	90,886
Deferred financing costs	-	301,249
Total current assets	552,904	4,736,196
Property and equipment, net	365,993	174,619
Capitalized software, net	261,221	-
Note receivable, non-current	372,317	225,000
Prepaid expenses, non-current	258,301	-
Intangible assets, net	1,410,245	2,882,055
Goodwill	-	2,696,642
Other assets	1,736	60,311
TOTAL ASSETS	$ 3,222,717	$ 10,774,823
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 398,237	$ 628,370
Notes payable	2,341,177	2,287,682
Deferred revenue	323,976	329,805
Accrued liabilities	478,917	603,338
Total current liabilities	3,542,307	3,849,195
Long-term liabilities:		
Notes payable	5,327,211	3,313,903
Deferred revenue	67,353	247,312
Total long-term liabilities	5,394,564	3,561,215
Total liabilities	8,936,871	7,410,410
Commitments and contingencies		
Stockholders' equity (deficit):		
Common stock, $0.001 par value, 45,000,000 shares authorized, 18,333,601 and 18,159,768 shares issued and outstanding at December 31, 2008 and December 31, 2007, respectively	18,334	18,160
Additional paid-in capital	66,945,588	66,202,179
Accumulated deficit	(72,678,076)	(62,855,926)
Total stockholders' equity (deficit)	(5,714,154)	3,364,413
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 3,222,717	$ 10,774,823

The accompanying notes are an integral part of these financial statements.

SMART ONLINE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2008	Year Ended December 31, 2007
REVENUES:		
Subscription fees	$ 2,683,770	$ 2,829,343
Professional service fees	2,045,508	1,436,770
License fees	26,250	580,000
Other revenue	117,457	91,541
Total revenues	4,872,985	4,937,654
COST OF REVENUES	837,789	511,619
GROSS PROFIT	4,035,196	4,426,035
OPERATING EXPENSES:		
General and administrative	4,815,405	4,896,928
Sales and marketing	2,739,595	2,118,245
Research and development	2,626,034	2,497,408
Loss on impairment of intangible assets	3,472,141	-
Total operating expenses	13,653,175	9,512,581
LOSS FROM OPERATIONS	(9,617,979)	(5,086,546)
OTHER INCOME (EXPENSE):		
Interest expense, net	(633,014)	(569,975)
Legal reserve and debt forgiveness, net	-	(34,877)
Gain on legal settlements, net	411,710	-
Other income	17,133	184,772
Total other expense	(204,171)	(420,080)
NET LOSS	$ (9,822,150)	$ (5,506,626)
NET LOSS PER COMMON SHARE:		
Basic and fully diluted	$ (0.54)	$ (0.32)
WEIGHTED-AVERAGE NUMBER OF SHARES USED IN COMPUTING NET LOSS PER COMMON SHARE:		
Basic and fully diluted	18,309,771	17,046,608

The accompanying notes are an integral part of these financial statements.

SMART ONLINE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2008	Year Ended December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (9,822,150)	$ (5,506,626)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	825,846	841,625
Amortization of deferred financing costs	301,249	433,054
Provision for accounts and contract receivable allowances	430,505	-
Equity-based compensation	424,513	548,368
Registration rights penalty	-	(62,376)
Accrual for loss on legal settlements	-	250,000
Gain on debt forgiveness	-	(215,123)
Gain on disposal of assets	(3,729)	-
Loss on impairment of intangible assets	3,472,142	-
Changes in assets and liabilities:		
Accounts receivable	199,667	(567,483)
Notes receivable	(152,317)	(280,000)
Prepaid expenses	(456,787)	10,081
Other assets	58,575	(47,271)
Accounts payable	(230,133)	(8,444)
Deferred revenue	(185,788)	252,089
Accrued and other expenses	97,152	53,596
Net cash used in operating activities	(5,041,255)	(4,298,510)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of property and equipment	(330,748)	(77,520)
Purchase of trade name	-	(2,033)
Proceeds from sale of furniture and equipment	13,564	-
Capitalized software	(261,221)	-
Net cash used in investing activities	(578,405)	(79,553)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from debt borrowings	8,780,303	4,750,000
Repayments of debt borrowings	(6,713,500)	(2,834,272)
Restricted cash	-	250,000
Issuance of common stock, net of costs	97,500	5,359,389
Net cash provided by financing activities	2,164,303	7,525,117
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,455,357)	3,147,054
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,473,959	326,905
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 18,602	$ 3,473,959
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 360,692	$ 302,627
Taxes	$ 40,367	$ -
Supplemental schedule of non-cash financing activities:		
Conversion of debt to equity	$ 228,546	$ -
Assets acquired under capital lease	$ 48,214	$ 23,949
Shares issued in settlement of notes payable	$ -	$ 129,311

The accompanying notes are an integral part of these financial statements.

SMART ONLINE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Additional		
	Shares	$0.001 Par Value	Paid-In Capital	Accumulated Deficit	Totals
BALANCES, DECEMBER 31, 2006	15,379,030	$ 15,379	$ 59,159,919	$ (57,349,300)	$ 1,825,998
Exercise of options	55,204	55	25,945	-	26,000
Issuance of common stock, net of expenses	2,352,941	2,353	5,331,035	-	5,333,388
Registration rights share issuances and settlements	83,093	83	402,899	-	402,982
Equity-based compensation	289,500	290	548,078	-	548,368
Issuance of warrants	-	-	734,303	-	734,303
Net loss				(5,506,626)	(5,506,626)
BALANCES, DECEMBER 31, 2007	18,159,768	$ 18,160	$ 66,202,179	$ (62,855,926)	$ 3,364,413
Exercise of options	206,069	206	97,294	-	97,500
Issuance of common stock, net of expenses	19,608	20	228,527	-	228,547
Equity-based compensation	70,000	70	424,443	-	424,513
Cancellations of unvested restricted share issuances and forfeitures for payment of tax obligations	(121,844)	(122)	(6,855)	-	(6,977)
Net loss				(9,822,150)	(9,822,150)
BALANCES, DECEMBER 31, 2008	18,333,601	$ 18,334	$ 66,945,588	$ (72,678,076)	$ (5,714,154)

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Going Concern - Smart Online, Inc. (the "Company") was incorporated in the State of Delaware in 1993. The Company develops and markets software products and services targeted to small businesses that are delivered via a Software-as-a-Service ("SaaS") model. The Company sells its SaaS products and services primarily through private-label marketing partners. In addition, the Company provides website consulting services, primarily in the e-commerce retail industry. The Company maintains a website for potential partners containing certain corporate information located at www.smartonline.com.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the years ended December 31, 2008 and 2007, the Company incurred net losses as well as negative cash flows, is involved in a class action lawsuit (See Note 7, "Commitments and Contingencies") and, at December 31, 2008 and 2007, had deficiencies in working capital. These factors indicate that the Company may be unable to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern depends upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain profitable operations and positive cash flows. At December 31, 2008, the Company does have a commitment from its secured subordinated noteholders to purchase up to an additional $9 million in convertible notes, which if funded would enable the Company to continue as a going concern. The Company's future plans include the introduction of its new industry-standard platform, the development of additional new products and applications, and further enhancement of its existing small-business applications and tools.

Fiscal Year - The Company's fiscal year ends December 31. References to fiscal 2008, for example, refer to the fiscal year ending December 31, 2008.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions in the Company's financial statements and notes thereto. Significant estimates and assumptions made by management include the determination of the provision for income taxes, the fair market value of stock awards issued, and the period over which revenue is generated. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments - Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures about Fair Value of Financial Instruments,* requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. Due to the short period of time to maturity, the carrying amounts of cash equivalents, accounts receivable, accounts payable, accrued liabilities, and notes payable reported in the consolidated financial statements approximate the fair value.

Reclassifications - Certain prior year and comparative period amounts have been reclassified to conform to current year presentation. These reclassifications had no effect on previously reported net income or stockholders' equity.

Principles of Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Smart CRM, Inc. ("Smart CRM") and Smart Commerce, Inc. ("Smart Commerce"). All significant intercompany accounts and transactions have been eliminated. Subsidiary accounts are included only from the date of acquisition forward. On December 31, 2008, each of Smart CRM and Smart Commerce were merged into the Company.

Cash and Cash Equivalents - All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Restricted Cash - Under the terms of a promissory note between Smart Commerce and Fifth Third Bank, $250,000 on deposit at Fifth Third Bank served as loan collateral and was restricted. Such restricted cash was scheduled to be released from the restrictions in three equal installments of approximately $83,000 on June 30, 2007, December 31, 2007, and June 30, 2008 if the Company met certain debt covenants regarding operating metrics for Smart Commerce. All such cash was released in November 2007 when the Company prepaid the entire outstanding loan balance.

Concentration of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable. At times, cash balances may exceed the Federal Deposit Insurance Corporation ("FDIC") insurable limits. See Note 10, "Major Customers and Concentration of Credit Risk," for further discussion of risk within accounts receivable.

Allowance for Doubtful Accounts - The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability, failure, or refusal of its customers to make required payments. The need for an allowance for doubtful accounts is evaluated based on specifically identified amounts that management believes to be potentially uncollectible. If actual collections experience changes, revisions to the allowance may be required.

In addition, from time to time the Company, as part of its negotiated contracts, has granted extended payment terms to its strategic partners. As payments become due under the terms of the contract, they are invoiced and reclassified as accounts receivable. During the second quarter of 2008, the Company entered into a web services agreement with a new customer that provided for extended payment terms related to both professional services and the grant of a software license. During the third quarter of 2008, this customer began experiencing cash flow difficulties and significantly slowed its payments to the Company in the fourth quarter of 2008.

Based on these criteria, management determined that at December 31, 2008, an allowance for doubtful accounts of $428,158 was required, comprising the full outstanding balance of this customer's accounts and contract receivable. Management determined that at December 31, 2007, no allowance for doubtful accounts was required.

Prepaid Expenses - Prepaid expenses consist primarily of a lump-sum rent payment on the Company's headquarters office space, advance payments to registries for domain name registrations, and miscellaneous payments made in advance of the period to which they relate. Prepaid expenses are amortized to expense on a straight-line basis over the period covered by the expenses. In the case of prepaid registry fees, the amortization period is consistent with the revenue recognition of the related domain name registration.

Property and Equipment - Property and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method as follows:

Computer hardware	3 years
Computer software	3 years
Furniture and fixtures	7 years
Office equipment	5 years
Leasehold improvements	Shorter of the estimated useful life or the lease term
Automobiles	5 years

Intangible Assets and Goodwill - Intangible assets consist primarily of assets obtained through the acquisitions of Computility, Inc. ("Computility") and iMart Incorporated ("iMart") and include customer bases, acquired technology, non-compete agreements, trademarks, trade names, workforces in place, and goodwill. The Company also owns several copyrights and trademarks related to products, names, and logos used throughout its non-acquired product lines. All assets are amortized on a straight-line basis over their estimated useful lives with the exception of the iMart trade name, workforces in place, and goodwill, which are deemed by management to have indefinite lives and are not amortized.

Impairment of Long-Lived Assets - The Company evaluates the recoverability of its long-lived assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Long-lived assets are reviewed for possible impairment at the earlier of annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment is measured as the amount by which the carrying amount exceeds the fair value and is recognized as an operating expense in the period in which the determination is made. Assets to be disposed are reported at the lower of the carrying amount or fair value less costs to sell.

In addition to the recoverability assessment, the Company routinely reviews the remaining estimated useful lives of its long-lived assets. Any reduction in the useful-life assumption will result in increased depreciation and amortization expense in the period when such determinations are made, as well as in subsequent periods.

In 2008, management determined that its iMart trade name was impaired because its carrying value of $1,155,500 exceeded future net undiscounted cash flows of $380,000, calculated using the relief-from-royalty method. As a result, a loss on impairment of intangible assets in the amount of $775,500 was recognized as an operating expense in 2008. However, because the Company intends to continue to use the iMart trade name and branding in sales and marketing activities indefinitely, management concluded that an indefinite life was still appropriate. There was no impairment of long-lived assets in 2007.

The Company evaluates the recoverability of goodwill in accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, at the earlier of annually in the fourth quarter or whenever events or changes in circumstances indicate that the balance may not be recoverable. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations including changes that restrict the activities of the acquired business, a change in the strategic direction of the Company, and a variety of other circumstances.

In 2008, management determined that goodwill of $2,696,642 associated with its acquisition of iMart was fully impaired due to a number of reasons, including the shutdown in 2008 of iMart's Grand Rapids, Michigan facility and the termination of all its employees; the consolidation of its technology platforms; the deterioration in value of the Company's underlying stock that contributed to the initial value of goodwill; and general economic and market conditions. As a result, a loss on impairment of intangible assets for this amount was recognized as an operating expense in 2008.

Revenue Recognition - The Company derives revenue primarily from subscription fees charged to customers accessing its SaaS applications; professional service fees, consisting primarily of consulting; the perpetual or term licensing of software platforms or applications; and hosting and maintenance services. These arrangements may include delivery in multiple-element arrangements if the customer purchases a combination of products and/or services. Because the Company licenses, sells, leases, or otherwise markets computer software, it uses the residual method pursuant to American Institute of Certified Public Accountants ("AICPA") Statement of Position 97-2, *Software Revenue Recognition* ("SOP 97-2"), as amended. This method allows the Company to recognize revenue for a delivered element when such element has vendor specific objective evidence ("VSOE") of the fair value of the delivered element. If VSOE cannot be determined or maintained for an element, it could impact revenues as all or a portion of the revenue from the multiple-element arrangement may need to be deferred.

If multiple-element arrangements involve significant development, modification, or customization or if it is determined that certain elements are essential to the functionality of other elements within the arrangement, revenue is deferred until all elements necessary to the functionality are provided by the Company to a customer. The determination of whether the arrangement involves significant development, modification, or customization could be complex and require the use of judgment by management.

Under SOP 97-2, provided the arrangement does not require significant development, modification, or customization, revenue is recognized when all of the following criteria have been met:

1. persuasive evidence of an arrangement exists

2. delivery has occurred

3. the fee is fixed or determinable

4. collectibility is probable

If at the inception of an arrangement the fee is not fixed or determinable, revenue is deferred until the arrangement fee becomes due and payable. If collectibility is deemed not probable, revenue is deferred until payment is received or collection becomes probable, whichever is earlier. The determination of whether fees are collectible requires judgment of management, and the amount and timing of revenue recognition may change if different assessments are made.

Under the provisions of Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, consulting, website design fees, and application development services are accounted for separately from the license of associated software platforms when these services have value to the customer and there is objective and reliable evidence of fair value of each deliverable. When accounted for separately, revenues are recognized as the services are rendered for time and material contracts, and when milestones are achieved and accepted by the customer for fixed price or long-term contracts. The majority of the Company's consulting service contracts are on a time and material basis and are typically billed monthly based upon standard professional service rates.

Application development services are typically fixed price and of a longer term. As such, they are accounted for as long-term construction contracts that require revenue recognition to be based on estimates involving total costs to complete and the stage of completion. The assumptions and estimates made to determine the total costs and stage of completion may affect the timing of revenue recognition, with changes in estimates of progress to completion and costs to complete accounted for as cumulative catch-up adjustments. If the criteria for revenue recognition on construction-type contracts are not met, the associated costs of such projects are capitalized and included in costs in excess of billings on the balance sheet until such time that revenue recognition is permitted.

Subscription fees primarily consist of sales of subscriptions through private-label marketing partners to end users. The Company typically has a revenue-share arrangement with these marketing partners in order to encourage them to market the Company's products and services to their customers. Subscriptions are generally payable on a monthly basis and are typically paid via credit card of the individual end user. Any payments received in advance of the subscription period are accrued as deferred revenue and amortized over the subscription period. The Company recognizes revenue on a gross basis in accordance with Emerging Issues Task Force Issue No. 99-19, *Reporting Revenue Gross as a Principal or Net as an Agent*, when services are provided directly by the Company to end users and revenue-share arrangements exist with its marketing partners.

Because its customers generally do not have the contractual right to take possession of the software it licenses or markets at any time, the Company recognizes revenue on hosting and maintenance fees as the services are provided in accordance with Emerging Issues Task Force Issue No. 00-3, *Application of AICPA Statement of Position 97-2 to Arrangements That Include the Right to Use Software Stored on Another Entity's Hardware*.

Deferred Revenue - Deferred revenue consists of billings or payments received in advance of revenue recognition, and it is recognized as the revenue recognition criteria are met. Deferred revenue also includes certain professional services fees and licensing revenues where all the criteria of SOP 97-2 were not met. Deferred revenue that will be recognized over the succeeding 12-month period is recorded as current and the remaining portion is recorded as noncurrent.

Cost of Revenues - Cost of revenues primarily is composed of salaries associated with maintaining and supporting customers, the cost of domain name and e-mail registrations, and the cost of external facilities where the Company's and its customers' customized applications are hosted.

Software Development Costs - The Company capitalizes certain costs of software developed in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed* ("SFAS No. 86"), which requires capitalization of certain software development costs subsequent to the establishment of technological feasibility, with costs incurred prior to this time expensed as research and development. Technological feasibility is established when all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet its design specifications have been completed. The Company's policy provides for the capitalization of certain outside contractors' fees and payroll and payroll-related costs for employees who are directly associated with the development of the Company's software. Capitalized costs are ratably amortized using the straight-line method over the estimated useful life of the software, generally three years. Management evaluates the recoverability of its capitalized software at the earlier of annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable by comparing the amount capitalized to the estimated net realizable value of the software. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, the Company writes down the carrying cost to net realizable value.

Historically, the Company had not developed detailed design plans for its SaaS applications, and the costs incurred between the completion of a working model of these applications and the point at which the products were ready for general release had been insignificant. These factors, combined with the historically low revenue generated by the sale of the applications that do not support the net realizable value of any capitalized costs, resulted in the continued expensing of underlying costs as research and development.

Beginning in May 2008, the Company determined that it was strategically desirable to develop an industry-standard platform and to enhance the current SaaS applications. A detailed design plan indicated that the product was technologically feasible. In July 2008, development commenced, and as of December 31, 2008, $261,221 in associated costs were capitalized in accordance with SFAS No. 86. As this platform is still under development, the Company recognized no amortization expense during the year ended December 31, 2008.

SFAS No. 2, *Accounting for Research and Development Costs,* establishes accounting and reporting standards for research and development. Costs incurred to search for new revenue producing products or services, to significantly improve an existing product, and to formulate design plans in an effort to establish technological feasibility are expensed in the period they are incurred.

Advertising Costs - The Company expenses all advertising costs as they are incurred. The amounts charged to sales and marketing expense during 2008 and 2007 were $37,202 and $24,144, respectively.

Stock-Based Compensation - Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), using the Modified Prospective Approach. Under the Modified Prospective Approach, the amount of compensation cost recognized includes (i) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*; and (ii) compensation cost for all share-based payments that are granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. Upon adoption, the Company recognized the stock-based compensation of previously granted options and new options under the straight-line method over the requisite service period. Total stock-based compensation expense recognized under SFAS No. 123R was approximately $424,513 and $548,368 for the years ended December 31, 2008 and 2007, respectively. No stock-based compensation was capitalized in the consolidated financial statements.

In computing the impact of stock-based compensation expense, the fair value of each award is estimated on the date of grant based on the Black-Scholes option pricing model utilizing certain assumptions for a risk-free interest rate, volatility, and expected remaining lives of the awards. The assumptions used in calculating the fair value of share-based payment awards represent management's best estimates, but these estimates involve inherent uncertainties and the application of management's judgment. As a result, if factors change and the Company uses different assumptions, the Company's stock-based compensation expense could be materially different in the future. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those shares expected to vest. In estimating the Company's forfeiture rate, the Company analyzed its historical forfeiture rate, the remaining lives of unvested options, and the amount of vested options as a percentage of total options outstanding. If the Company's actual forfeiture rate is materially different from its estimate, or if the Company reevaluates the forfeiture rate in the future, the stock-based compensation expense could be significantly different from what the Company has recorded in the current period.

The fair value of option grants under the Company's equity compensation plan during the years ended December 31, 2008 and 2007 were estimated using the following weighted average assumptions:

	Year Ended December 31,	
	2008	**2007**
Dividend yield	0.0%	0.0%
Expected volatility	46%	63%
Risk-free interest rate	4.41%	3.45%
Expected lives (years)	4.3	4.6

Dividend yield – The Company has never declared or paid dividends on its common stock and does not anticipate paying dividends in the foreseeable future.

Expected volatility – Volatility is a measure of the amount by which a financial variable such as share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. Expected volatility is partially based on the historical volatility of the Company's common stock since the end of the prior fiscal year as well as management's expectations for future volatility.

Risk-free interest rate – The risk-free interest rate is based on the published yield available on U.S. Treasury issues with an equivalent term remaining equal to the expected life of the option.

Expected lives – The expected lives of the options represent the estimated period of time until exercise or forfeiture and are based on historical experience of similar awards.

Net Loss Per Share **-** Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the periods. Diluted net loss per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the periods. Common equivalent shares consist of convertible notes, stock options, and warrants that are computed using the treasury stock method. Shares issuable upon the exercise of stock options, totaling 1,927,165 and 3,300,215 shares on December 31, 2008 and 2007, respectively, were excluded from the calculation of common equivalent shares as the impact was anti-dilutive.

Recently Issued Accounting Pronouncements **-** In April 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP 142-3"). The standard requires entities to consider their own historical experience in renewing or extending similar arrangements when developing assumptions regarding the useful lives of intangible assets and also mandates certain related disclosure requirements. FSP 142-3 is effective for fiscal years beginning after December 15, 2008, with early adoption prohibited. The Company is currently evaluating the impact of the pending adoption of FSP 142-3 on its consolidated financial statements.

All other new and recently issued, but not yet effective, accounting pronouncements have been deemed to be not relevant to the Company and therefore are not expected to have any impact once adopted.

2. SEGMENT INFORMATION

In 2007, the Company operated as two segments. The segments were the Company's core operations (the "Smart Online segment") and the operations of the Company's wholly owned subsidiary Smart Commerce (the "Smart Commerce segment"). The Smart Online segment generated revenues from the development and distribution of Internet-delivered SaaS small-business applications through a variety of channels. The Smart Commerce segment generated revenues primarily from subscriptions to the Company's multi-channel e-commerce systems, including domain name registration and e-mail solutions, e-commerce solutions, and website design, as well as website hosting and consulting services. The Company included costs that were not allocated to specific segments, such as corporate general and administrative expenses and share-based compensation expenses, in the Smart Online segment.

During late 2007 and the first quarter of 2008, management realigned certain production and development functions and eliminated redundant administrative functions and now reports the consolidated business as a single business segment. The Company's chief operating decision maker is its Chief Executive Officer, who reviews financial information presented on a consolidated basis. Accordingly, in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, the Company has determined that it has a single reporting segment and operating unit structure, specifically the provision of an on-demand suite of integrated business management software services.

3. BALANCE SHEET ACCOUNTS

Prepaid Expenses

In July 2008, the Company entered into a 36-month sublease agreement for approximately 9,837 square feet of office space in Durham, North Carolina near Research Triangle Park, into which the Company relocated its headquarters in September 2008. The agreement included the conveyance of certain furniture to the Company without a stated value and required a lump-sum, upfront payment of $500,000 that was made in September 2008. Management has assessed the fair market value of the furniture to be approximately $50,000, and this amount was capitalized and is subject to depreciation in accordance with the Company's fixed asset policies. The remainder of the payment was recorded as prepaid expense, with the portion relating to rent for periods beyond the next 12 months classified as non-current, and is being amortized to rent expense over the term of the lease.

Deferred Financing Costs

To assist the Company in securing a modification to its line of credit with Wachovia Bank, NA ("Wachovia"), Atlas Capital SA ("Atlas") provided Wachovia with a modified standby letter of credit. In exchange for Atlas providing Wachovia with the modified letter of credit, on January 15, 2007 the Company issued Atlas a warrant containing a provision for cashless exercise to purchase up to 444,444 shares of the Company's common stock at $2.70 per share. The fair value of the warrant was $734,303 as measured using the Black-Scholes option pricing model at the time the warrant was issued. This amount was recorded as deferred financing costs and was amortized to interest expense in the amount of $37,657 per month over the remaining period of the modified line of credit, which was scheduled to expire in August 2008. In February 2008, the Wachovia line of credit was replaced by a new line of credit with Paragon Commercial Bank ("Paragon") as described in Note 6, "Notes Payable." Atlas agreed to provide Paragon a new standby letter of credit and the Company agreed to amend the Atlas warrant agreement to provide that the warrant is exercisable within 30 business days of the termination of the Paragon line of credit or if the Company is in default under the terms of the line of credit with Paragon. As of December 31, 2008, the deferred financing costs were fully amortized to interest expense.

Accrued Liabilities

At December 31, 2008, the Company had accrued liabilities totaling $478,917. This amount consisted primarily of $117,102 of liability related to the development of the Company's custom accounting application; $137,500 related to legal reserves; $30,198 for tax-related liabilities associated with the vesting of restricted stock; $30,903 of estimated loss on a long-term customer contract; $79,300 of cash collected through the Company's merchant account on behalf of a customer; and $54,467 of convertible note interest payable.

At December 31, 2007, the Company had accrued liabilities totaling $603,338. This amount consisted primarily of $204,000 of liability accrued related to the development of the Company's custom accounting application; $250,000 related to legal reserves; $45,308 due a customer for overpayment of its account; $30,040 of accrued sales commissions; and $33,733 of convertible note interest payable.

Deferred Revenue

Deferred revenue comprises the following items:

- *Subscription fees* – Short-term and long-term portions of cash received related to one- or two-year subscriptions for domain names and/or e-mail accounts.

- *License fees* – Licensing revenue where customers did not meet all the criteria of SOP 97-2. Such deferred revenue will be recognized when delivery has occurred or collectibility becomes probable.

- *Professional service fees* – A customer that purchased a license and paid professional service fees during 2008 and 2007 to develop a customized application decided in the latter part of 2008 to move the application to the Company's new technology platform. In connection with this new arrangement, the customer desires customization beyond the original scope of the project and will also be responsible for a monthly fee to maintain the application starting in the second quarter of 2009. This deferred revenue represents the difference between earned fees and unearned license and professional service fees that will be recognized as professional service fees revenue in 2009.

The components of deferred revenue for the periods indicated were as follows:

	December 31, 2008	December 31, 2007
Subscription fees	$ 89,852	$ 197,117
License fees	108,750	380,000
Professional service fees	192,727	-
Totals	$ 391,329	$ 577,117
Current portion	$ 323,976	$ 329,805
Non-current portion	67,353	247,312
Totals	$ 391,329	$ 577,117

4. PROPERTY AND EQUIPMENT AND CAPITALIZED SOFTWARE

Property and equipment consists of the following:

	December 31, 2008	December 31, 2007
Computer hardware	$ 1,182,513	$ 822,341
Computer software	480,262	583,724
Furniture and fixtures	115,167	15,386
Office equipment	68,850	114,384
Leasehold improvements	52,994	-
Automobiles	-	29,504
	1,899,786	1,565,339
Less accumulated depreciation	(1,533,793)	(1,390,720)
Property and equipment, net	$ 365,993	$ 174,619

Capitalized software consists of the following:

	December 31, 2008	December 31, 2007
Capitalized software	$ 261,221	$ -
Less accumulated amortization	-	-
Capitalized software, net	$ 261,221	$ -

Depreciation expense for the years ended December 31, 2008 and 2007 was $129,539 and $104,169, respectively.

As the Company's new technology platform was still under development at December 31, 2008, no amortization expense relating to capitalized software has been recognized.

5. INTANGIBLE ASSETS

The following table summarizes information about intangible assets at December 31, 2008:

Asset Category	Value Assigned	Residual Value	Weighted Average Amortization Period (in Years)	Impairments	Accumulated Amortization	Carrying Value (Net of Impairments)
Customer bases	$ 1,944,347	$ -	6.2	$ -	$ 1,076,740	$ 867,607
Acquired technology	501,264	-	3	-	501,264	-
Non-compete agreements	801,785	-	4	-	643,098	158,687
Trademarks and copyrights	52,372	-	9.7	-	48,421	3,951
Trade name	1,155,500	N/A	N/A	(775,500)	N/A	380,000
Goodwill and workforce	2,696,642	N/A	N/A	(2,696,642)	N/A	-
Totals	$ 7,151,910	$ -		$ (3,472,142)	$ 2,269,523	$ 1,410,245

The following table summarizes information about intangible assets at December 31, 2007:

Asset Category	Value Assigned	Residual Value	Weighted Average Amortization Period (in Years)	Impairments	Accumulated Amortization	Carrying Value (Net of Impairments)
Customer bases	$ 1,944,347	$ -	6.2	$ -	$ 741,130	$ 1,203,217
Acquired technology	501,264	-	3	-	368,986	132,278
Non-compete agreements	891,785	-	4	-	510,152	381,633
Trademarks and copyrights	52,372	-	9.7	-	42,945	9,427
Trade name	1,155,500	N/A	N/A	-	N/A	1,155,500
Goodwill and workforce	2,696,642	N/A	N/A	-	N/A	2,696,642
Totals	$ 7,241,910	$ -		$ -	$ 1,663,213	$ 5,578,697

Intangible assets acquired were valued using the standard of "fair value," defined in SFAS No. 141, *Business Combinations*, as "the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale." Goodwill was initially calculated as the difference between the purchase price of the acquisition (which was negotiated in an arm's-length transaction) and the value of the identifiable tangible and intangible assets acquired. Copyrights and trademarks were capitalized using the costs of all legal and application fees incurred.

For the years ended December 31, 2008 and 2007, the aggregate amortization expense on the above intangibles was approximately $696,307 and $737,458, respectively. The aggregate amortization expense for the years ended December 31, 2009 through 2013 is expected to be approximately $470,127, $200,639, $200,639, $158,839, and $0 for each respective year.

6. NOTES PAYABLE

Convertible Notes

On November 14, 2007, in an initial closing, the Company sold $3.3 million aggregate principal amount of convertible secured subordinated notes due November 14, 2010 (the "Initial Notes"). In addition, the noteholders committed to purchase on a pro rata basis up to $5.2 million aggregate principal of secured subordinated notes in future closings upon approval and call by the Company's Board of Directors. On August 12, 2008, the Company exercised its option to sell $1.5 million aggregate principal of additional convertible secured subordinated notes due November 14, 2010, with substantially the same terms and conditions as the Initial Notes (the "Additional Notes"). In connection with the sale of the Additional Notes, the noteholders holding a majority of the aggregate principal amount of the convertible secured subordinated notes then outstanding agreed to increase the aggregate principal amount of secured subordinated convertible notes that they are committed to purchase from $8.5 million to $15.3 million.

On November 21, 2008, the Company sold $500,000 aggregate principal amount of additional convertible secured subordinated notes due November 14, 2010 (the "New Notes") to two new investors with substantially the same terms and conditions as the Initial Notes and the Additional Notes (collectively with the New Notes, the "notes").

The Company is obligated to pay interest on the notes at an annualized rate of 8% payable in quarterly installments commencing three months after the purchase date of the notes. The Company is not permitted to prepay the notes without approval of the holders of at least a majority of the principal amount of the notes then outstanding.

On the earlier of the maturity date of November 14, 2010 or a merger or acquisition or other transaction pursuant to which existing stockholders of the Company hold less than 50% of the surviving entity, or the sale of all or substantially all of the Company's assets, or similar transaction, or event of default, each noteholder in its sole discretion shall have the option to:

- convert the principal then outstanding on its notes into shares of the Company's common stock, or
- receive immediate repayment in cash of the notes, including any accrued and unpaid interest.

If a noteholder elects to convert its notes under these circumstances, the conversion price of notes:

- issued in the initial closing on November 14, 2007 shall be $3.05; and
- issued on August 12, 2008 and November 21, 2008 shall be the lower of $3.05 or 120% multiplied by the average of the closing bid and asked prices of shares of the Company's common stock quoted in the Over-The-Counter Market Summary (or, if the Company's shares are traded on the Nasdaq Stock Market or another exchange, the closing price of shares of the Company's common stock quoted on such exchange) averaged over five trading days prior to the closing date of the sale of such notes.

Payment of the notes will be automatically accelerated if the Company enters voluntary or involuntary bankruptcy or insolvency proceedings.

The notes and the common stock into which they may be converted have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any other jurisdiction. As a result, offers and sales of the notes were made pursuant to Regulation D of the Securities Act and only made to accredited investors. The investors in the Initial Notes include (i) The Blueline Fund, which originally recommended Philippe Pouponnot, a former director of the Company, for appointment to the Company's Board of Directors; (ii) Atlas, an affiliate of the Company that originally recommended Shlomo Elia, one of the Company's current directors, for appointment to the Board of Directors; (iii) Crystal Management Ltd. ("Crystal"), which is owned by Doron Roethler, who subsequently became Chairman of the Company's Board of Directors and Interim Chief Executive Officer and serves as the noteholders' bond representative; and (iv) William Furr, who is the father of Thomas Furr, who, at the time, was one of the Company's directors and executive officers. The investors in the Additional Notes are Atlas and Crystal. The investors in the New Notes are not affiliated with the Company.

If the Company proposes to file a registration statement to register any of its common stock under the Securities Act in connection with the public offering of such securities solely for cash, subject to certain limitations, the Company shall give each noteholder who has converted its notes into common stock the opportunity to include such shares of converted common stock in the registration. The Company has agreed to bear the expenses for any of these registrations, exclusive of any stock transfer taxes, underwriting discounts, and commissions.

On November 6, 2007, Canaccord Adams, Inc. ("CA") agreed to waive any rights it held under its January 2007 engagement letter with the Company that it may have with respect to the convertible note offering, including the right to receive any fees in connection with the offering.

Lines of Credit

On November 9, 2006, Smart Commerce entered into a loan agreement with Fifth Third Bank. Under the terms of this agreement, Smart Commerce borrowed $1.8 million to be repaid in 24 monthly installments of $75,000 plus interest beginning in December 2006. The interest rate was Prime plus 1.5% as periodically determined by Fifth Third Bank. The loan was secured by all of the assets of Smart Commerce, including a cash security account of $250,000 and all of Smart Commerce's intellectual property. The loan was guaranteed by the Company, and such guaranty was secured by all of the common stock of Smart Commerce. Under the terms of the loan agreement, Smart Commerce established a lockbox account with Fifth Third Bank but had the right to use the amounts deposited in the account for any purpose not inconsistent with the loan agreement and related documents so long as no event of default existed and was continuing. Such restricted cash was scheduled to be released from the restrictions in three equal installments of approximately $83,000, on June 30, 2007, December 31, 2007, and June 30, 2008, if the Company met certain debt covenants regarding operating metrics for Smart Commerce. In November 2007, following the convertible note offering described above, the Company repaid all principal and interest owed to Fifth Third Bank in connection with this loan. All restricted cash was released and used to repay part of the principal due.

On November 14, 2006, the Company entered into a revolving credit arrangement with Wachovia for $1.3 million to be used for general working capital. Any advances made on the line of credit were to be paid off no later than August 1, 2007, with monthly payments of accrued interest on any outstanding balance commencing on December 1, 2006. The interest accrued on the unpaid principal balance at the LIBOR Market Index Rate plus 0.9%. The line of credit was secured by the Company's deposit account at Wachovia and an irrevocable standby letter of credit in the amount of $1.3 million issued by HSBC Private Bank (Suisse) SA ("HSBC") with Atlas, a current stockholder, as account party.

On January 24, 2007, the Company entered into an amendment to its line of credit with Wachovia to increase the available principal from $1.3 million to $2.5 million and to extend the maturity date from August 1, 2007 to August 1, 2008. The amended line of credit was secured by the Company's deposit account at Wachovia and a modified irrevocable standby letter of credit in the amount of $2,500,000 issued by HSBC with Atlas as account party. As of December 31, 2007, the Company owed $2,052,000 under the line of credit. On February 15, 2008, the Company repaid the full outstanding principal balance of $2,052,000 and accrued interest of $2,890.

On February 20, 2008, the Company entered into a revolving credit arrangement with Paragon that is renewable on an annual basis subject to mutual approval. The line of credit advanced by Paragon is $2.47 million and can be used for general working capital. Any advances made on the line of credit must be paid off no later than February 19, 2009, subject to extension due to renewal, with monthly payments being applied first to accrued interest and then to principal. The interest shall accrue on the unpaid principal balance at the Wall Street Journal's published Prime Rate minus one half percent. The line of credit is secured by an irrevocable standby letter of credit in the amount of $2.5 million issued by HSBC with Atlas as account party that expires on February 18, 2010. The Company also has agreed with Atlas that in the event of a default by the Company in the repayment of the line of credit that results in the letter of credit being drawn, the Company shall reimburse Atlas any sums that Atlas is required to pay under such letter of credit. At the sole discretion of the Company, these payments may be made in cash or by issuing shares of the Company's common stock at a set per-share price of $2.50.

As of December 31, 2008, the Company had notes payable totaling $7,668,388. The detail of these notes is as follows:

Note Description	Short-Term Portion	Long-Term Portion	Total	Maturity	Rate
Paragon Commercial Bank credit line	$ 2,272,118	$ -	$ 2,272,118	Feb 2009	Prime less 0.5%
Insurance premium note	42,753	-	42,753	Jul 2009	6.1%
Various capital leases	26,306	27,211	53,517	Various	10.7-18.9%
Convertible notes	-	5,300,000	5,300,000	Nov 2010	8.0%
Totals	$ 2,341,177	$ 5,327,211	$ 7,668,388		

As of December 31, 2008, the Prime Rate was 3.25%.

As of December 31, 2007, the Company had notes payable totaling $5,601,585. The detail of these notes is as follows:

Note Description	Short-Term Portion	Long-Term Portion	Total	Maturity	Rate
Wachovia Bank credit line	$ 2,052,000	$ -	$ 2,052,000	Aug 2008	LIBOR plus 0.9%
Acquisition fee-iMart	209,179	-	209,179	Oct 2007	8.0%
Acquisition fee-Computility	19,182	-	19,182	Mar 2007	8.0%
Capital lease	7,321	13,903	21,224	Jun 2010	18.9%
Convertible notes	-	3,300,000	3,300,000	Nov 2010	8.0%
Totals	$ 2,287,682	$ 3,313,903	$ 5,601,585		

As of December 31, 2007, LIBOR was 4.75%.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases computer and office equipment under capital lease agreements that expire through July 2011. Total amounts financed under these capital leases were $53,517 and $21,226 at December 31, 2008 and 2007, respectively, net of accumulated amortization of $18,647 and $2,723, respectively. The current and non-current portions of the capital leases have been recorded in current and long-term portions of notes payable on the consolidated balance sheets as of December 31, 2008 and 2007. See also Note 6, "Notes Payable."

In 2008, the Company entered into a non-cancelable sublease with a remaining term of 36 months to relocate its North Carolina headquarters to another facility near Research Triangle Park. As described in Note 3, "Balance Sheet Accounts," the Company prepaid the lease and purchased existing furniture and fixtures for a lump-sum payment of $500,000, of which $450,080 was allocated to rent and is being amortized monthly over the remaining term of the lease. The Company also has a non-cancelable lease through October 2009 for an apartment near its headquarters that is utilized by its out of town executives and members of its Board of Directors. As of December 31, 2008, future annual minimum operating lease payments for 2009 are $19,950.

Rent expense for the years ended December 31, 2008 and 2007 was $320,421 and $275,683, respectively.

Development Agreement

In August 2005, the Company entered into a software assignment and development agreement with the developer of a customized accounting software application. In connection with this agreement, the developer would be paid up to $512,500 and issued up to 32,395 shares of the Company's common stock based upon the developer attaining certain milestones. This agreement was modified on March 26, 2008 to adjust the total number of shares issuable under the agreement to 29,014. As of December 31, 2008, the Company had paid $470,834 and issued 3,473 shares of common stock related to this obligation.

Legal Proceedings

The Company is subject to claims and suits that arise from time to time in the ordinary course of business.

On October 18, 2007, Robyn L. Gooden filed a purported class action lawsuit in the United States District Court for the Middle District of North Carolina naming the Company, certain of its current and former officers and directors, Maxim Group, LLC, and Jesup & Lamont Securities Corp. as defendants. The lawsuit was filed on behalf of all persons other than the defendants who purchased the Company's securities from May 2, 2005 through September 28, 2007 and were damaged. The complaint asserts violations of federal securities laws, including violations of Section 10(b) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5. The complaint asserts that the defendants made material and misleading statements with the intent to mislead the investing public and conspired in a fraudulent scheme to manipulate trading in the Company's stock, allegedly causing plaintiffs to purchase the stock at an inflated price. The complaint requests certification of the plaintiff as class representative and seeks, among other relief, unspecified compensatory damages including interest, plus reasonable costs and expenses including counsel fees and expert fees. On June 24, 2008, the court entered an order appointing a lead plaintiff for the class action. On September 8, 2008, the plaintiff filed an amended complaint that added additional defendants who had served as directors or officers of the Company during the class period as well as the Company's independent auditor.

During April 2008, the Company received approximately $95,000 in insurance reimbursement for previously disputed legal expenses primarily related to previously disclosed SEC matters. During August 2008, the Company and the insurance carrier agreed that the carrier would reimburse it $300,000 for previously disputed legal expenses primarily related to its previously disclosed SEC matters. The reimbursement covered all disputed Company expenses prior to September 11, 2007 as well as certain enumerated invoices in dispute for the balance of 2007, and it was received by the Company. Because the outcome of the dispute was unclear, the Company expensed as incurred all legal costs with respect to the SEC matters and the Company's 2006 internal investigation. For the year ended December 31, 2008, both reimbursements have been recorded in the consolidated statements of operations as a gain on legal settlements.

At this time, the Company is not able to determine the likely outcome of the legal matters described above, nor can it estimate its potential financial exposure. Management has made an initial estimate based upon its knowledge, experience and input from legal counsel, and the Company has accrued approximately $137,500 and $250,000 of additional legal reserves at December 31, 2008 and 2007, respectively. Such reserves will be adjusted in future periods as more information becomes available. If an unfavorable resolution of any of these matters occurs, the Company's business, results of operations, and financial condition could be materially adversely affected.

8. STOCKHOLDERS' EQUITY

Common Stock

The Company is authorized to issue 45,000,000 shares of common stock, $0.001 par value per share. As of December 31, 2008, it had 18,333,601 shares of common stock outstanding. Holders of common stock are entitled to one vote for each share held.

In a transaction that closed on February 21, 2007, the Company sold an aggregate of 2,352,941 shares of its common stock to two new investors (the "Investors"). The private placement shares were sold at $2.55 per share pursuant to a Securities Purchase Agreement (the "SPA") between the Company and each of the Investors. The aggregate gross proceeds were $6 million and the Company incurred issuance costs of approximately $667,000.

The Company and each of the Investors also entered into a Registration Rights Agreement (the "Investor RRA") whereby the Company had an obligation to register the shares for resale by the Investors by filing a registration statement within 30 days of the closing of the private placement, and to have the registration statement declared effective 60 days after actual filing, or 90 days after actual filing if the SEC reviewed the registration statement. If a registration statement was not timely filed or declared effective by the date set forth in the Investor RRA, the Company would have been obligated to pay a cash penalty of 1% of the purchase price on the day after the filing or declaration of effectiveness was due, and 0.5% of the purchase price per every 30-day period thereafter, to be prorated for partial periods, until the Company fulfilled these obligations. Under no circumstances could the aggregate penalty for late registration or effectiveness exceed 10% of the aggregate purchase price. Under the terms of the Investor RRA, the Company could not offer for sale or sell any securities until May 22, 2007, subject to certain limited exceptions, unless, in the opinion of the Company's counsel, such offer or sale did not jeopardize the availability of exemptions from the registration and qualification requirements under applicable securities laws with respect to this placement. On March 28, 2007, the Company entered into an amendment to the Investor RRA with each Investor to extend the registration filing obligation date by an additional 11 calendar days. On April 3, 2007, the Company filed the Registration Statement on Form S-1 (File No. 333-141853) (the "Registration Statement") within the extended filing obligation period, thereby avoiding the first potential penalty. Effective July 2, 2007, the Company entered into another amendment to the Investor RRA to extend the registration effectiveness obligation date to July 31, 2007. On July 31, 2007, the SEC declared the Registration Statement effective. Accordingly, the Company met all of its requirements under the amended Investor RRA and no penalties were incurred.

On March 29, 2007, the Company issued 55,666 shares of its common stock to certain investors as registration penalties for its failure to timely file a registration statement covering shares owned by those investors as required pursuant to amendments to registration rights agreements between such investors and the Company. On July 20, 2007, the Company issued 27,427 additional shares as registration penalties to certain investors who did not enter into amendments to certain registration rights agreements.

In January 2008, the Company issued 28,230 shares of common stock to a consulting firm as full payment of the outstanding obligation related to fees accrued for services rendered in conjunction with the 2005 acquisitions of iMart and Computility. At December 31, 2007, these obligations were included in the current portion of notes payable and in accrued liabilities in the amounts of $228,361 and $187, respectively.

Preferred Stock

The Board of Directors is authorized, without further stockholder approval, to issue up to 5,000,000 shares of $0.001 par value preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions applicable to such shares, including dividend rights, conversion rights, terms of redemption, and liquidation preferences, and to fix the number of shares constituting any series and the designations of such series. There were no shares of preferred stock outstanding at December 31, 2008.

Warrants

As incentive to modify a letter of credit relating to the Wachovia line of credit (see Note 6, "Notes Payable"), the Company entered into a Stock Purchase Warrant and Agreement (the "Warrant Agreement") with Atlas on January 15, 2007. Under the terms of the Warrant Agreement, Atlas received a warrant containing a provision for cashless exercise to purchase up to 444,444 shares of the Company's common stock at $2.70 per share at the termination of the line of credit or if the Company is in default under the terms of the line of credit with Wachovia. The fair value of the warrant was $734,303 as measured using the Black-Scholes option pricing model at the time the warrant was issued. This amount was recorded as deferred financing costs and was amortized to interest expense in the amount of $37,657 per month over the remaining period of the modified line of credit, which was scheduled to expire in August 2008. As of December 31, 2007, the deferred financing costs to be amortized to interest expense over the remaining eight months, or $301,249, were classified as current assets. In consideration for Atlas providing the Paragon line of credit (see Note 6, "Notes Payable"), the Company agreed to amend the Warrant Agreement to provide that the warrant is exercisable within 30 business days of the termination of the Paragon line of credit or if the Company is in default under the terms of the line of credit. If the warrant is exercised in full, it will result in gross proceeds to the Company of approximately $1,200,000.

Under the SPA, the Investors were issued warrants for the purchase of an aggregate of 1,176,471 shares of common stock at an exercise price of $3.00 per share. These warrants contain a provision for cashless exercise and must be exercised by February 21, 2010.

As part of the commission paid to Canaccord Adams, Inc. ("CA"), the Company's placement agent in the transaction that closed in February 2007, CA was issued a warrant to purchase 35,000 shares of the Company's common stock at an exercise price of $2.55 per share. This warrant contains a provision for cashless exercise and must be exercised by February 21, 2012. CA and the Company also entered into a Registration Rights Agreement (the "CA RRA"). Under the CA RRA, the shares issuable upon exercise of the warrant must be included on the same registration statement the Company was obligated to file under the Investor RRA described above, but CA was not entitled to any penalties for late registration or effectiveness.

As of December 31, 2008, warrants to purchase up to 1,655,915 shares were outstanding.

Equity Compensation Plans

2004 Equity Compensation Plan

The Company adopted its 2004 Equity Compensation Plan (the "2004 Plan") as of March 31, 2004. The 2004 Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock, and other direct stock awards to employees (including officers) and directors of the Company as well as to certain consultants and advisors. In June 2007, the Company temporarily limited the issuance of shares of its common stock reserved under the 2004 Plan to awards of restricted or unrestricted stock and in June 2008 again made options available for grant under the 2004 Plan. The total number of shares of common stock reserved for issuance under the 2004 plan is 5,000,000 shares, subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar capital change.

During 2008, a total of 70,000 shares of restricted stock were issued at a price equal to the fair market value of the stock on the date of grant. An aggregate of 35,000 shares of restricted stock were issued to the Company's independent directors in accordance with the Company's board compensation policy with restrictions that lapse ratably over a one-year period. A total of 35,000 shares were issued to the newly appointed Chief Operating Officer with restrictions that lapse in varying increments over a four-year period. Additionally, a total of 121,844 shares of restricted stock were canceled during the year ended December 31, 2008 due to resignations, terminations, payment of employee tax obligations resulting from share vesting, and exchange for stock options. At December 31, 2008, there remains $90,055 of unvested expense yet to be recorded related to all restricted stock outstanding.

During 2007, a total of 274,500 shares of restricted stock were issued at a price equal to the fair market value of the stock on the date of grant. An aggregate of 70,000 shares of restricted stock were issued to the Company's independent directors in accordance with the Company's board compensation policy with restrictions that lapse ratably over a one-year period. A total of 25,000 shares were issued to the newly appointed Chief Operating Officer with restrictions that lapse ratably over a two-year period, and 100,000 shares were issued to the Company's then President and Chief Executive Officer upon appointment with restrictions that lapse in varying increments over a four-year period. The remaining shares were issued to officers and employees with restrictions that lapse ratably over a two-year period.

2001 Equity Compensation Plan

The Company adopted the 2001 Equity Compensation Plan (the "2001 Plan") as of May 31, 2001. The 2001 Plan provided for the grant of incentive stock options, non-statutory stock options, restricted stock, and other direct stock awards to employees (including officers) and directors of the Company as well as to certain consultants and advisors. The total number of shares of common stock reserved for issuance under the 2001 Plan is 795,000 shares, subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar change. As of April 15, 2004, the Company cannot make any further grants under the 2001 Plan.

At December 31, 2008, no options to purchase shares of common stock were outstanding under the 2001 Plan.

1998 Stock Option Plan

The Company adopted the 1998 Stock Option Plan (the "1998 Plan") as of November 12, 1998. The 1998 Plan provided for the grant of incentive stock options and non-statutory stock options. The total number of shares of common stock reserved for issuance under the 1998 Plan is 288,900 shares, subject to adjustment in the event of a stock split, stock dividend, recapitalization, or similar change. As of April 15, 2004, the Company cannot make any further grants under the 1998 Plan.

At December 31, 2008, no options to purchase shares of common stock were outstanding under the 1998 Plan.

The exercise price for incentive stock options granted under the above plans is required to be no less than the fair market value of the common stock on the date the option is granted, except for options granted to 10% stockholders, which are required to have an exercise price of not less than 110% of the fair market value of the common stock on the date the option is granted. Incentive stock options typically have a maximum term of ten years, except for option grants to 10% stockholders, which are subject to a maximum term of five years. Non-statutory stock options have a term determined by either the Board of Directors or the Compensation Committee. Options granted under the plans are not transferable, except by will and the laws of descent and distribution.

A summary of the status of the stock option issuances as of December 31, 2008 and 2007, and changes during the periods ended on these dates is as follows:

	Shares		Weighted Average Exercise Price
BALANCE, December 31, 2006	2,360,100	$	5.33
Granted	20,000		2.80
Exercised	(95,000)		1.30
Canceled	(640,800)		5.98
BALANCE, December 31, 2007	1,644,300		5.07
Granted	35,000		3.19
Exercised	(325,000)		1.40
Canceled	(1,083,050)		5.90
BALANCE, December 31, 2008	271,250	$	5.89

The following table summarizes information about stock options outstanding at December 31, 2008:

					Currently Exercisable		
Exercise Price	Number of Options Outstanding	Average Remaining Contractual Life (Years)		Weighted Average Exercise Price	Number of Shares		Weighted Average Exercise Price
From $2.50 to $3.50	98,750	5.6	$	3.20	77,500	$	3.19
$5.00	25,000	6.3	$	5.00	15,000	$	5.00
$7.00	75,000	6.8	$	7.00	75,000	$	7.00
From $8.61 to $9.00	72,300	3.1	$	8.71	57,300	$	8.69
$9.60	200	6.7	$	9.60	120	$	9.60
Totals	271,250	5.3	$	5.89	224,920	$	5.99

At December 31, 2008, there remains $290,586 of unvested expense yet to be recorded related to all options outstanding. The following table sets forth the weighted average exercise price and fair value of options granted during the year ended December 31, 2008:

	Shares		Weighted Average Exercise Price		Weighted Average Fair Value
Exercise price exceeds market price	-		-		-
Exercise price equals market price	35,000	$	3.19	$	0.63
Exercise price is less than market price	-		-		-

Dividends - The Company has not paid any cash dividends through December 31, 2008.

9. INCOME TAXES

The Company accounts for income taxes under the asset and liability method in accordance with the requirements of SFAS No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The balances of deferred tax assets and liabilities are as follows:

	December 31, 2008	December 31, 2007
Net current deferred income tax assets related to:		
Depreciation	$ 319,000	$ 295,000
Stock-based expenses	226,000	226,000
Net operating loss carryforwards	18,385,000	15,936,000
Total	18,930,000	16,457,000
Less valuation allowance	(18,930,000)	(16,457,000)
Net current deferred income tax	$ -	$ -

Under SFAS No. 109, a valuation allowance is provided when it is more likely than not that the deferred tax asset will not be realized.

Total income tax expense differs from expected income tax expense (computed by applying the U.S. federal corporate income tax rate of 34% to profit (loss) before taxes) as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Statutory federal tax rate	34%	34%
Tax benefit computed at statutory rate	$ (3,340,000)	$ (1,872,000)
State income tax benefit, net of federal effect	(447,000)	(251,000)
Change in valuation allowance	2,449,000	1,661,000
Permanent differences:		
SFAS No. 123R	(63,000)	211,000
Intangible impairment	1,339,000	-
Other permanent differences	9,000	17,000
Temporary differences:		
Depreciation and amortization	110,000	126,000
Accrued liabilities	(57,000)	108,000
Totals	$ -	$ -

As of December 31, 2008, the Company had U.S. federal net operating loss ("NOL") carryforwards of approximately $47.3 million, which expire between 2009 and 2028. For state tax purposes, the NOL carryforwards expire between 2009 and 2021. In accordance with Section 382 of the Internal Revenue Code of 1986, as amended, a change in equity ownership of greater than 50% of the Company within a three-year period can result in an annual limitation on the Company's ability to utilize its NOL carryforwards that were created during tax periods prior to the change in ownership.

10. MAJOR CUSTOMERS AND CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to credit risk principally consist of trade receivables. The Company believes the concentration of credit risk in its trade receivables is substantially mitigated by ongoing credit evaluation processes, relatively short collection terms, and the nature of the Company's customer base, primarily mid- and large-size corporations with significant financial histories. Collateral is not generally required from customers. The need for an allowance for doubtful accounts is determined based upon factors surrounding the credit risk of specific customers, historical trends, and other information.

A significant portion of revenues is derived from certain customer relationships. The following is a summary of customers that represent greater than 10% of total revenues:

		Year Ended December 31, 2008	
	Revenue Type	**Revenues**	**% of Total Revenues**
Customer A	Professional services	$ 1,347,806	28%
Customer B	Subscription fees	1,347,134	28%
Customer C	Subscription fees	1,036,870	21%
Others	Various	1,141,175	23%
Total		$ 4,872,985	100%

		Year Ended December 31, 2007	
	Revenue Type	**Revenues**	**% of Total Revenues**
Customer A	Professional services	$ 1,070,695	22%
Customer B	Subscription fees	562,578	11%
Customer C	Subscription fees	1,205,094	24%
Others	Various	2,099,287	43%
Total		$ 4,937,654	100%

As of December 31, 2008, one customer accounted for 93% of accounts receivable. As of December 31, 2007, three customers accounted for 42%, 28%, and 17% of accounts receivable, respectively.

11. EMPLOYEE BENEFIT PLAN

All full time employees who meet certain age and length of service requirements are eligible to participate in the Company's 401(k) Plan. The plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine, as well as a 401(k) option under which eligible participants may defer a portion of their salaries. The Company contributed a total of $38,943 and $30,098 to the plan during 2008 and 2007, respectively.

12. SUBSEQUENT EVENTS

On January 6, 2009, the Company sold $500,000 aggregate principal amount of additional convertible secured subordinated notes due November 14, 2010 to a current noteholder with substantially the same terms and conditions as the previously outstanding notes as described in Note 6, "Notes Payable."

On February 19, 2009, the Company renewed its revolving credit arrangement with Paragon. The line of credit advanced by Paragon is $2.47 million and can be used for general working capital. Any advances made on the line of credit must be paid off no later than February 11, 2010, with monthly payments being applied first to accrued interest and then to principal. The interest shall accrue on the unpaid principal balance at the Wall Street Journal's published Prime Rate, but at no time shall the interest rate be less than 5.5%. The line of credit is secured by an irrevocable standby letter of credit in the amount of $2.50 million issued by HSBC with Atlas as account party. As of March 24, 2009, the Company had an outstanding balance of $2.27 million under the line of credit.

On February 24, 2009, the Company sold $500,000 aggregate principal amount of additional convertible secured subordinated notes due November 14, 2010 to a current noteholder with substantially the same terms and conditions as the previously outstanding notes.

Also on February 24, 2009, the noteholders holding a majority of the aggregate principal amount of the notes outstanding agreed that the Company may sell up to $6 million aggregate principal amount of additional convertible secured subordinated notes to new investors or existing noteholders at any time on or before December 31, 2009 with a maturity date of November 14, 2010 or later. In addition, the maturity date definition for each of the notes was changed from November 14, 2010 to the date upon which the note is due and payable, which is the earlier of (1) November 14, 2010, (2) a change of control, or (3) if an event of default occurs, the date upon which noteholders accelerate the indebtedness evidenced by the notes.

The formula for calculating the conversion price of the notes was also amended such that the conversion price of each outstanding note and any additional note sold in the future would be the same and will be the lowest "applicable conversion price" determined for each note. The "applicable conversion price" for each note shall be calculated by multiplying 120% by the lowest of:

- the average of the high and low prices of the Company's common stock on the OTC Bulletin Board averaged over the five trading days prior to the closing date of the issuance of such note;
- if the Company's common stock is not traded on the Over-The-Counter market, the closing price of the common stock reported on the Nasdaq National Market or the principal exchange on which the common stock is listed, averaged over the five trading days prior to the closing date of the issuance of such note; or
- the closing price of the Company's common stock on the OTC Bulletin Board, the Nasdaq National Market or the principal exchange on which the common stock is listed, as applicable, on the trading day immediately preceding the date such note is converted, in each case as adjusted for stock splits, dividends or combinations, recapitalizations or similar events.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Not applicable.

Item 9A(T). Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2008, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control Over Financial Reporting

We have made the following changes to our internal controls over financial reporting during the fourth quarter of 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting:

- developed a new general ledger chart of accounts segregated by department to more closely align our 2009 budget with actual results and to assign accountability for expenses to departmental managers;

- implemented a new accounting system that (a) allows assignment by our Chief Financial Officer of role-specific permission rights, thereby mitigating certain segregation of duties control weaknesses; and (b) allows the customization of financial reports to improve the monitoring controls by our executive management and our Board of Directors;

- to reduce the possibility of fraud, implemented Positive Pay service with our bank to ensure all checks or other debits that are presented for payment are approved by us in advance;

- with respect to our previously identified controls regarding accrual analysis, implemented a process by which the Controller prepares all accruals on a rollforward basis, and the Chief Financial Officer reviews and approves monthly financial statements prior to release to internal users; and where applicable, entries to be reversed in the following period are notated as such in the supporting accounting records; and

- with respect to our previously identified controls regarding journal entries, implemented a preparation and review process in which all journal entries must be entered into the accounting system by the Chief Financial Officer subsequent to his review and approval.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control system was designed to provide reasonable assurance to our management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

In making the assessment of internal control over financial reporting, our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on that assessment and those criteria, management believes that our internal control over financial reporting was effective as of December 31, 2008.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this Annual Report on Form 10-K.

Item 9B. Other Information

On March 25, 2009, Neile King was appointed as the Company's Chief Operating Officer in addition to his current position as Vice President, Sales and Marketing. Mr. King's compensation arrangements will not change as a result of his appointment.

Mr. King, age 38, was appointed as the Company's Vice President, Sales and Marketing on November 10, 2008 after serving as the Company's Chief Operating Officer between February 2008 and his appointment as Vice President, Sales and Marketing. Mr. King served as the Company's Director of Operations and Vice President of Business Services from September 2007 to February 2008. Prior to joining the Company, from March 2006 to September 2007, Mr. King was the Director of Operations at DataFlux Corporation, a SAS company and data quality vendor. From April 1999 to July 2005, Mr. King held several management positions within the IT Solutions group in the Operations, Marketing, Contracts Management, and Sales Operations organizations with Hill-Rom Company, Inc., a healthcare information technology services provider.

PART III

Information called for in Items 10, 11, 12, 13, and 14 is incorporated by reference from our definitive proxy statement relating to our Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after the end of fiscal 2008.

Item 10. Directors, Executive Officers and Corporate Governance

Item 11. Executive Compensation

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Item 13. Certain Relationships and Related Transactions, and Director Independence

Item 14. Principal Accounting Fees and Services

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) and (2). The financial statements and report of our independent registered public accounting firm are filed as part of this report (see "Index to Financial Statements," at Part II, Item 8). The financial statement schedules are not included in this Item as they are either not applicable or are included as part of the consolidated financial statements.

(a)(3) The following exhibits have been or are being filed herewith and are numbered in accordance with Item 601 of Regulation S-K:

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form SB-2, as filed with the SEC on September 30, 2004)
3.2	Fifth Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K, as filed with the SEC on March 25, 2008)
4.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form SB-2, as filed with the SEC on September 30, 2004)
4.2	Convertible Secured Subordinated Note Purchase Agreement, dated November 14, 2007, by and among Smart Online, Inc. and certain investors (incorporated herein by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
4.3	Form of Convertible Secured Subordinated Promissory Note (incorporated herein by reference to Exhibit 4.2 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
4.4	First Amendment to Convertible Secured Subordinated Note Purchase Agreement, dated August 12, 2008, by and among Smart Online, Inc. and certain investors (incorporated herein by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 12, 2008)
4.5	Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement, dated November 21, 2008, by and among Smart Online, Inc. and certain investors
4.6	Third Amendment to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement and Amendment to Convertible Secured Subordinated Promissory Notes, dated February 24, 2009, by and among Smart Online, Inc. and certain investors
4.7	Form of Convertible Secured Subordinated Promissory Note to be issued post January 2009
4.8	Commercial Note dated February 20, 2008, payable by Smart Online, Inc. to Paragon Commercial Bank (incorporated herein by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 13, 2008)
10.1*	2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form SB-2, as filed with the SEC on September 30, 2004)
10.2*	Form of Incentive Stock Option Agreement under 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.2 to our Annual Report on Form 10-K, as filed with the SEC on July 11, 2006)

10.3*	Form of Incentive Stock Option Agreement under Smart Online, Inc.'s 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 15, 2007)
10.4*	Form of Non-Qualified Stock Option Agreement under 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.3 to our Annual Report on Form 10-K, as filed with the SEC on July 11, 2006)
10.5*	Form of Non-Qualified Stock Option Agreement under Smart Online, Inc.'s 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 15, 2007)
10.6*	Form of Restricted Stock Agreement under Smart Online, Inc.'s 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 15, 2007)
10.7*	Form of Restricted Stock Award Agreement for Employees (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, as filed with the SEC on August 21, 2007)
10.8*	Form Restricted Stock Agreement for Employees (incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to our Current Report on Form 8-K, as filed with the SEC on February 11, 2008)
10.9*	Form of Restricted Stock Agreement (Non-Employee Directors) (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, as filed with the SEC on May 31, 2007)
10.10*	Form Restricted Stock Agreement (Non-Employee Directors) (incorporated herein by reference to Exhibit 10.3 to our Current Report on Form 8-K, as filed with the SEC on December 3, 2007)
10.11*	2001 Equity Compensation Plan (terminated as to future grants effective April 15, 2004) incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form SB-2, as filed with the SEC on September 30, 2004)
10.12*	1998 Stock Option Plan (terminated as to future grants effective April 15, 2004) (incorporated herein by reference to Exhibit 10.3 to our Registration Statement on Form SB-2, as filed with the SEC on September 30, 2004)
10.13*	Cash Bonus Program (incorporated herein by reference to Exhibit 10.4 to our Current Report on Form 8-K, as filed with the SEC on December 3, 2007)
10.14*	Equity Award Program (incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to our Current Report on Form 8-K, as filed with the SEC on February 11, 2008)
10.15*	Employment Agreement, dated April 1, 2004, with Thomas Furr (incorporated herein by reference to Exhibit 10.14 to our Annual Report on Form 10-K, as filed with the SEC on March 30, 2007)
10.16*	Amendment, dated November 9, 2005, to Employment Agreement, dated April 1, 2004, with Thomas Furr (incorporated herein by reference to Exhibit 10.15 to our Annual Report on Form 10-K, as filed with the SEC on March 30, 2007)
10.17*	Amendment, dated August 15, 2007, to Employment Agreement, dated April 1, 2004, with Thomas Furr (incorporated herein by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
10.18*	Employment Agreement, dated November 30, 2007, with David E. Colburn (incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K, as filed with the SEC on December 3, 2007)

10.19*	Separation and General Release Agreement, dated December 9, 2008, with David E. Colburn (incorporated herein by reference to Exhibit 10.1 to our Current Report Form 8-K, as filed with the SEC on December 10, 2008)
10.20*	Smart Online, Inc. Revised Board Compensation Policy, effective February 2, 2007 (incorporated herein by reference to Exhibit 10.45 to our Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)
10.21*	Smart Online, Inc. Revised Board Compensation Policy, effective April 1, 2009
10.22*	Indemnification Agreement, dated April 14, 2006, by and between Smart Online, Inc. and Tom Furr (incorporated herein by reference to Exhibit 10.44 to our Annual Report on Form 10-K, as filed with the SEC on July 11, 2006)
10.23	Stock Purchase Warrant and Agreement, dated January 15, 2007, by and between Smart Online, Inc. and Atlas Capital, SA (incorporated herein by reference to Exhibit 10.44 to our Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)
10.24	Amendment No. 1 to Stock Purchase Warrant and Agreement, effective February 20, 2008, by and between Smart Online, Inc. and Atlas Capital SA (incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 13, 2008)
10.25	Form of Securities Purchase Agreement, Registration Rights Agreement, and Warrant to Purchase Common Stock of Smart Online, Inc., dated February 21, 2007, by and between Smart Online, Inc. and each of Magnetar Capital Master Fund, Ltd. and Herald Investment Management Limited on behalf of Herald Investment Trust PLC (incorporated herein by reference to Exhibit 10.46 to our Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)
10.26	Form of Amendment to Registration Rights Agreement, dated March 26, 2007, by and between Smart Online, Inc. and each of Magnetar Capital Master Fund, Ltd. and Herald Investment Management Limited on behalf of Herald Investment Trust PLC (incorporated herein by reference to Exhibit 10.54 to Amendment No. 3 to our Registration Statement on Form S-1, as filed with the SEC on July 31, 2007)
10.27	Form of Amendment to Registration Rights Agreement, dated July 2, 2007, by and between Smart Online, Inc. and each of Magnetar Capital Master Fund, Ltd. and Herald Investment Management Limited on behalf of Herald Investment Trust PLC (incorporated herein by reference to Exhibit 10.55 to Amendment No. 3 to our Registration Statement on Form S-1, as filed with the SEC on July 31, 2007)
10.28	Warrant to Purchase Common Stock of Smart Online, Inc., and Registration Rights Agreement, dated February 27, 2007, by and between Smart Online, Inc. and Canaccord Adams Inc. (incorporated herein by reference to Exhibit 10.47 to our Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)
10.29	Form of Registration Rights Agreement, of various dates, by and between Smart Online, Inc. and certain parties in connection with the sale of shares by Dennis Michael Nouri (incorporated herein by reference to Exhibit 10.48 to our Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)
10.30	Registration Rights Agreement, dated November 14, 2007, by and among Smart Online, Inc. and certain investors (incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
10.31	Security Agreement, dated November 14, 2007, among Smart Online, Inc. and Doron Roethler, as agent for certain investors (incorporated herein by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
10.32	Promissory Note, Loan Agreement, and Security Agreement, dated November 14, 2006, by and between Smart Online, Inc. and Wachovia Bank, NA (incorporated herein by reference to Exhibit 10.43 to our Annual Report on Form 10-K, as filed with the SEC on March 30, 2007)

10.33	Promissory Note, Modification Number One to Loan Agreement, and Security Agreement, dated January 24, 2007, by and between Smart Online, Inc. and Wachovia Bank, NA (incorporated herein by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
10.34	Reimbursement Agreement, dated November 10, 2006, by and between Smart Online, Inc. and Atlas Capital SA (incorporated herein by reference to Exhibit 10.48 to our Annual Report on Form 10-K, as filed with the SEC on March 25, 2008)
10.35	Amendment to Reimbursement Agreement, effective February 20, 2008, by and between Smart Online, Inc. and Atlas Capital SA (incorporated herein by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 13, 2008)
10.36	Sublease Agreement, dated July 30, 2008, between Smart Online, Inc. and Advantis Real Estate Services Company (incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 12, 2008) (asterisks located within the exhibit denote information which has been deleted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission)
21.1	Subsidiaries of Smart Online, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14/15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14/15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. [This exhibit is being furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by that Act, be deemed to be incorporated by reference into any document or filed herewith for the purposes of liability under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as the case may be.]
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [This exhibit is being furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by that Act, be deemed to be incorporated by reference into any document or filed herewith for the purposes of liability under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as the case may be.]

* Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMART ONLINE, INC.

March 30, 2009

By: /s/ Doron Roethler
Doron Roethler
Principal Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

March 30, 2009

By: /s/ Doron Roethler
Doron Roethler
Principal Executive Officer and Chairman of the Board

March 30, 2009

By: /s/ Timothy L. Krist
Timothy L. Krist
Principal Financial Officer and Principal Accounting Officer

March 30, 2009

By: /s/ Shlomo Elia
Shlomo Elia
Director

March 30, 2009

By: /s/ Roberta B. Hardy
Roberta B. Hardy
Director

March 30, 2009

By: /s/ C. James Meese, Jr.
C. James Meese, Jr.
Director

March 30, 2009

/s/ Dror Zoreff
Dror Zoreff
Director

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated herein by reference to Exhibit 3.1 to our Registration Statement on Form SB-2, as filed with the SEC on September 30, 2004)
3.2	Fifth Amended and Restated Bylaws (incorporated herein by reference to Exhibit 3.1 to our Current Report on Form 8-K, as filed with the SEC on March 25, 2008)
4.1	Specimen Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to our Registration Statement on Form SB-2, as filed with the SEC on September 30, 2004)
4.2	Convertible Secured Subordinated Note Purchase Agreement, dated November 14, 2007, by and among Smart Online, Inc. and certain investors (incorporated herein by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
4.3	Form of Convertible Secured Subordinated Promissory Note (incorporated herein by reference to Exhibit 4.2 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
4.4	First Amendment to Convertible Secured Subordinated Note Purchase Agreement, dated August 12, 2008, by and among Smart Online, Inc. and certain investors (incorporated herein by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 12, 2008)
4.5	Second Amendment and Agreement to Join as a Party to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement, dated November 21, 2008, by and among Smart Online, Inc. and certain investors
4.6	Third Amendment to Convertible Secured Subordinated Note Purchase Agreement and Registration Rights Agreement and Amendment to Convertible Secured Subordinated Promissory Notes, dated February 24, 2009, by and among Smart Online, Inc. and certain investors
4.7	Form of Convertible Secured Subordinated Promissory Note to be issued post January 2009
4.8	Commercial Note dated February 20, 2008, payable by Smart Online, Inc. to Paragon Commercial Bank (incorporated herein by reference to Exhibit 4.1 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 13, 2008)
10.1*	2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form SB-2, as filed with the SEC on September 30, 2004)
10.2*	Form of Incentive Stock Option Agreement under 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.2 to our Annual Report on Form 10-K, as filed with the SEC on July 11, 2006)
10.3*	Form of Incentive Stock Option Agreement under Smart Online, Inc.'s 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 15, 2007)
10.4*	Form of Non-Qualified Stock Option Agreement under 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.3 to our Annual Report on Form 10-K, as filed with the SEC on July 11, 2006)
10.5*	Form of Non-Qualified Stock Option Agreement under Smart Online, Inc.'s 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 15, 2007)

10.6*	Form of Restricted Stock Agreement under Smart Online, Inc.'s 2004 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 15, 2007)
10.7*	Form of Restricted Stock Award Agreement for Employees (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, as filed with the SEC on August 21, 2007)
10.8*	Form Restricted Stock Agreement for Employees (incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to our Current Report on Form 8-K, as filed with the SEC on February 11, 2008)
10.9*	Form of Restricted Stock Agreement (Non-Employee Directors) (incorporated herein by reference to Exhibit 10.1 to our Current Report on Form 8-K, as filed with the SEC on May 31, 2007)
10.10*	Form Restricted Stock Agreement (Non-Employee Directors) (incorporated herein by reference to Exhibit 10.3 to our Current Report on Form 8-K, as filed with the SEC on December 3, 2007)
10.11*	2001 Equity Compensation Plan (terminated as to future grants effective April 15, 2004) incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form SB-2, as filed with the SEC on September 30, 2004)
10.12*	1998 Stock Option Plan (terminated as to future grants effective April 15, 2004) (incorporated herein by reference to Exhibit 10.3 to our Registration Statement on Form SB-2, as filed with the SEC on September 30, 2004)
10.13*	Cash Bonus Program (incorporated herein by reference to Exhibit 10.4 to our Current Report on Form 8-K, as filed with the SEC on December 3, 2007)
10.14*	Equity Award Program (incorporated herein by reference to Exhibit 10.5 to Amendment No. 1 to our Current Report on Form 8-K, as filed with the SEC on February 11, 2008)
10.15*	Employment Agreement, dated April 1, 2004, with Thomas Furr (incorporated herein by reference to Exhibit 10.14 to our Annual Report on Form 10-K, as filed with the SEC on March 30, 2007)
10.16*	Amendment, dated November 9, 2005, to Employment Agreement, dated April 1, 2004, with Thomas Furr (incorporated herein by reference to Exhibit 10.15 to our Annual Report on Form 10-K, as filed with the SEC on March 30, 2007)
10.17*	Amendment, dated August 15, 2007, to Employment Agreement, dated April 1, 2004, with Thomas Furr (incorporated herein by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
10.18*	Employment Agreement, dated November 30, 2007, with David E. Colburn (incorporated herein by reference to Exhibit 10.2 to our Current Report on Form 8-K, as filed with the SEC on December 3, 2007)
10.19*	Separation and General Release Agreement, dated December 9, 2008, with David E. Colburn (incorporated herein by reference to Exhibit 10.1 to our Current Report Form 8-K, as filed with the SEC on December 10, 2008)
10.20*	Smart Online, Inc. Revised Board Compensation Policy, effective February 2, 2007 (incorporated herein by reference to Exhibit 10.45 to our Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)
10.21*	Smart Online, Inc. Revised Board Compensation Policy, effective April 1, 2009
10.22*	Indemnification Agreement, dated April 14, 2006, by and between Smart Online, Inc. and Tom Furr (incorporated herein by reference to Exhibit 10.44 to our Annual Report on Form 10-K, as filed with the SEC on July 11, 2006)

10.23	Stock Purchase Warrant and Agreement, dated January 15, 2007, by and between Smart Online, Inc. and Atlas Capital SA (incorporated herein by reference to Exhibit 10.44 to our Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)
10.24	Amendment No. 1 to Stock Purchase Warrant and Agreement, effective February 20, 2008, by and between Smart Online, Inc. and Atlas Capital SA (incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 13, 2008)
10.25	Form of Securities Purchase Agreement, Registration Rights Agreement, and Warrant to Purchase Common Stock of Smart Online, Inc., dated February 21, 2007, by and between Smart Online, Inc. and each of Magnetar Capital Master Fund, Ltd. and Herald Investment Management Limited on behalf of Herald Investment Trust PLC (incorporated herein by reference to Exhibit 10.46 to our Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)
10.26	Form of Amendment to Registration Rights Agreement, dated March 26, 2007, by and between Smart Online, Inc. and each of Magnetar Capital Master Fund, Ltd. and Herald Investment Management Limited on behalf of Herald Investment Trust PLC (incorporated herein by reference to Exhibit 10.54 to Amendment No. 3 to our Registration Statement on Form S-1, as filed with the SEC on July 31, 2007)
10.27	Form of Amendment to Registration Rights Agreement, dated July 2, 2007, by and between Smart Online, Inc. and each of Magnetar Capital Master Fund, Ltd. and Herald Investment Management Limited on behalf of Herald Investment Trust PLC (incorporated herein by reference to Exhibit 10.55 to Amendment No. 3 to our Registration Statement on Form S-1, as filed with the SEC on July 31, 2007)
10.28	Warrant to Purchase Common Stock of Smart Online, Inc., and Registration Rights Agreement, dated February 27, 2007, by and between Smart Online, Inc. and Canaccord Adams Inc. (incorporated herein by reference to Exhibit 10.47 to our Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)
10.29	Form of Registration Rights Agreement, of various dates, by and between Smart Online, Inc. and certain parties in connection with the sale of shares by Dennis Michael Nouri (incorporated herein by reference to Exhibit 10.48 to our Registration Statement on Form S-1, as filed with the SEC on April 3, 2007)
10.30	Registration Rights Agreement, dated November 14, 2007, by and among Smart Online, Inc. and certain investors (incorporated herein by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
10.31	Security Agreement, dated November 14, 2007, among Smart Online, Inc. and Doron Roethler, as agent for certain investors (incorporated herein by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
10.32	Promissory Note, Loan Agreement, and Security Agreement, dated November 14, 2006, by and between Smart Online, Inc. and Wachovia Bank, NA (incorporated herein by reference to Exhibit 10.43 to our Annual Report on Form 10-K, as filed with the SEC on March 30, 2007)
10.33	Promissory Note, Modification Number One to Loan Agreement, and Security Agreement, dated January 24, 2007, by and between Smart Online, Inc. and Wachovia Bank, NA (incorporated herein by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 14, 2007)
10.34	Reimbursement Agreement, dated November 10, 2006, by and between Smart Online, Inc. and Atlas Capital SA (incorporated herein by reference to Exhibit 10.48 to our Annual Report on Form 10-K, as filed with the SEC on March 25, 2008)
10.35	Amendment to Reimbursement Agreement, effective February 20, 2008, by and between Smart Online, Inc. and Atlas Capital SA (incorporated herein by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q, as filed with the SEC on May 13, 2008)

10.36	Sublease Agreement, dated July 30, 2008, between Smart Online, Inc. and Advantis Real Estate Services Company (incorporated herein by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q, as filed with the SEC on November 12, 2008) (asterisks located within the exhibit denote information which has been deleted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission)
21.1	Subsidiaries of Smart Online, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Principal Executive Officer Pursuant to Rule 13a-14/15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer Pursuant to Rule 13a-14/15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. [This exhibit is being furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by that Act, be deemed to be incorporated by reference into any document or filed herewith for the purposes of liability under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as the case may be.]
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 [This exhibit is being furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by that Act, be deemed to be incorporated by reference into any document or filed herewith for the purposes of liability under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, as the case may be.]

* Management contract or compensatory plan.